SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2018, released on April 10, 2019

1.2	Announcement of notice of annual general meeting, dated April 10, 2019

1.3	Circular regarding proposed amendments to articles of association and notice of annual general meeting, dated April 10, 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 10, 2019	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Executive Director, President and Chief Operating Officer

Exhibit 1.1

China Telecom Corporation Limited HKEx Stock Code: 728 NYSE Stock Code: CHA Intelligent Transformation to Co-share Value of Innovation 2018 Annual Report

中国电信
CHINA TELECOM

China Telecom Corporation Limited

HKEx Stock Code: 728
NYSE Stock Code: CHA

Intelligent
Transformation

AI
Blockchain
Cloud
Big Data
Promote
Standards Maturity
Co-build
Intelligent Networks
Foster
New Applications & Models
Nourish
Terminal Development
Smart Home
Edge Computing
IoT
5G

2018
Annual Report

About China Telecom

China Telecom Corporation Limited (“China Telecom” or the “Company”, a joint stock limited company incorporated in the People’s Republic of China with limited liability, together with its subsidiaries, collectively the “Group”) is a large- scale and leading integrated information services operator in the world, providing wireline & mobile telecommunications services, Internet access services, information services and other value-added telecommunications services primarily in the PRC. As at the end of 2018, the Company had mobile subscribers of about 303 million, wireline broadband subscribers of about 146 million and access lines in service of about 116 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the New York Stock Exchange respectively.

Forward-Looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

003	Contents

004	2018 Milestones

005	Corporate Information

006	Financial Highlights

010	Statement from the Board

020	Biographical Details of Directors, Supervisors and Senior Management

032	Management’s Discussion and Analysis

032	Business Review

044	Financial Review

054	Report of the Directors

076	Report of the Supervisory Committee

080	Recognition and Awards

082	Environmental, Social and Governance Report

084	Corporate Social Responsibility Report

106	Human Resources Development Report

116	Table of the ESG Indicators

122	Independent Assurance Report

123	Appendix – ESG Reporting Guide Index

127	Corporate Governance Report

158	Independent Auditor’s Report

163	Consolidated Statement of Financial Position

165	Consolidated Statement of Comprehensive Income

166	Consolidated Statement of Changes in Equity

167	Consolidated Statement of Cash Flows

169	Notes to the Consolidated Financial Statements

262	Financial Summary

264	Shareholder Information

Corporate Culture

2018 Milestones

APR

•	Completed the nation’s first 5G network-based remote-controlled driving trial in Xiongan

MAY

•

Published the White Paper of Artificial Intelligence Terminal, specified and defined AI smartphone from AI calculation, AI capability and AI application aspects, promoting the convergence of multi-mode terminal value chain and China Telecom’s AI capabilities in network security, Big Data and cloud computing etc., to bring more intelligent AI experiences and services for users

JUN

•

Published the China Telecom’s 5G Technology White Paper, which was the first time to fully elaborate 5G technology perspectives and the overall strategy as a global operator; from the view points of business development, network evolution and user perception, comprehensively elaborated the “Three Clouds” characterised 5G target network structure initiated by China Telecom namely control cloud, access cloud and transfer cloud

JUL

•	Implemented “Speed Upgrade and Tariff Reduction” and ceased charging domestic mobile data roaming tariff

AUG

•	The number of e-Surfing HD (IPTV) subscribers achieved a breakthrough of 100 million

DEC

•	Being granted the approval to utilise the 3,400-3,500MHz spectrum nationwide for 5G system trial

•	The total number of mobile subscribers exceeded 300 million with a net addition of 53.04 million, reaching a new record high for the Company

•

Restructuring the R&D system by launching China Telecom Research Institutes and 5G Innovation Centre; achieving innovative breakthroughs in career advancement and employee incentive mechanism for technical talents and mastering key technologies in key information communications areas

•

Fully promoting “cloudification” and comprehensively upgrading services and network to cloud in terms of infrastructure, products service capabilities and sales mode surrounding cloud computing so as to finally achieve one-stop service covering cloud, network, terminal, application and service aiming at meeting the diversified cloud and network demand for users

Corporate Information

Board of Directors

Executive Directors

Ke Ruiwen (Exercising the powers of Chairman & Chief Executive Officer; President & Chief Operating Officer)

Gao Tongqing

Chen Zhongyue

Zhu Min (Chief Financial Officer & Secretary of the Board)

Non-Executive Director

Chen Shengguang

Independent Non-Executive Directors

Tse Hau Yin, Aloysius

Xu Erming

Wang Hsuehming

Yeung Chi Wai, Jason

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Xu Erming

Wang Hsuehming

Yeung Chi Wai, Jason

Remuneration Committee

Xu Erming (Chairman)

Tse Hau Yin, Aloysius

Wang Hsuehming

Nomination Committee

Wang Hsuehming (Chairlady)

Tse Hau Yin, Aloysius

Xu Erming

Supervisory Committee

Sui Yixun (Chairman)

Zhang Jianbin (Employee Representative)

Yang Jianqing (Employee Representative)

Xu Shiguang

Ye Zhong

Company Secretary

Wong Yuk Har

International Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Haiwen & Partners

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

Financial Highlights

	2016	2017	2018
Operating revenues (RMB millions)	352,534	366,229	377,124
EBITDA[1] (RMB millions)	95,162	102,171	104,207
EBITDA margin[2]	30.7%	30.9%	29.7%
Net profit[3] (RMB millions)	18,018	18,617	21,210
Capital expenditure (RMB millions)	96,817	88,712	74,940
Free cash flow[4] (RMB millions)	(7,648)	7,267	22,457
Total debt/Equity[5]	35.7%	32.0%	27.9%
Earnings per share (RMB)	0.2226	0.2300	0.2621
Dividend per share (HK$)	0.105	0.115	0.125

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.
4	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.
5	Equity represented equity attributable to equity holders of the Company.

For further information,

please browse our website at

www.chinatelecom-h.com

Financial Highlights

2018 2017 2016 Operating Revenues (RMB millions) 377,124 366,229 352,534 2018 2017 2016 EBITDA (RMB millions) 104,207 102,171 95,162 2018 2017 2016 Net Profit (RMB millions) 21,210 18,617 18,018 2018 2017 2016 Dividend Per Share (HK$) 0.125 0.115 0.105 China Telecom Corporation Limited Annual Report 2018 007

Co-building Intelligent Networks

Leading to New Emerging Areas

Co-building Intelligent Networks Leading to New Emerging Areas

Statement from the Board

“As an ancient Chinese philosopher wrote, a tree has to strike a firm root before it can flourish.

Facing exceptionally fierce competition in the past year, we focused on customer demands with precision insights, and brought edges of ecosphere convergence into full play to forge ahead against headwinds. As a result, we broke the record in many aspects including subscriber net addition and revenue scale, exuberating vigorous growth momentum. 5G is just around the corner and will bring profound changes to our life. We have been proactively promoting the technology upgrades, while forcefully cementing our network foundation, in the hope of bringing a fresh experience to our customers through the convergence of innovative services. We will leverage our deep-rooted integrated information services capabilities as well as ecosphere edges to enthusiastically embrace new opportunities. We firmly believe that China Telecom, which is full of vibrancy, will soar to a new height and achieve greater success!”

Statement from the Board

Dear shareholders,

In 2018, the Company firmly grasped the opportunities arising from the development of digital economy, and rode on the tide by leveraging the precision insights into market trends and customer demands. We adhered to the new development principles and carried out supply-side structural reforms. We responded effectively to the complicated and challenging external environment, as well as increasingly fierce competition, achieving new breakthroughs in expanding our business scale while firmly elevating our corporate value, thereby reaching a new high in terms of overall competitiveness and market position. Over the past year, the Company deepened its implementation of step-up transformation while promoting reform and innovation on all fronts. We also proactively prospected the landscape for 5G development and built all-rounded competitive advantages. We accelerated the development of new impetus, deeply incentivised corporate vitality, strove to break new ground in terms of high-quality development, and remained committed to creating new value for shareholders.

Operating Results

In 2018, operating revenues of the Company amounted to RMB377.1 billion, of which, service revenues1 amounted to RMB350.4 billion, representing an increase of 5.9% compared to last year (if excluding the impact of the application of International Financial Reporting Standard 15 for the current year, it represented an increase of 7.2% over last year), with revenue growth having surpassed the industry average for many consecutive years. Revenues from emerging businesses2 accounted for 51.9% of service revenues, representing an increase of nearly 6 percentage points compared to last year following a continual optimisation of the revenue structure. EBITDA3 reached RMB104.2 billion, representing an increase of 2.0% over the same period last year. Net profit amounted to RMB21.2 billion, representing an increase of 13.9% compared to last year, while basic earnings per share were RMB0.262, achieving rapid growth. Capital expenditure was RMB74.9 billion, representing a decrease of 15.5% compared to last year, the third consecutive annual decline. Free cash flow4 reached RMB22.5 billion, representing a remarkable increase compared to last year.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses included revenues from data traffic, Internet applications and ICT services.
[3]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Statement from the Board

Taking shareholder returns into consideration, alongside the Company’s profitability, cash flow level and capital requirement for future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.125 per share for the year 2018 to be declared, representing an 8.7% increase over the year 2017. Going forward, the Company will continue to create shareholder value, while fully balancing the cash flow required for the long-term development of the Company with returns to shareholders.

Taking Business Operation and Development to the Next Level

In 2018, the Company seized the precious opportunities arising from the benefits released from data traffic, while actively capitalising on increasing demand from corporates subscribing for cloud services. The Company expedited products innovation, promoted overall upgrade of its services convergence, strengthened its network edges, and improved its operational capability. As a result, the Company rapidly improved its competitiveness, achieved a record high pace in terms of market expansion, and rapidly magnified its growth momentum.

New breakthroughs in business scale

The Company’s mobile service revenues amounted to RMB167.7 billion, representing an increase of 9.1% compared to last year. The total number of mobile subscribers reached 303 million, a net addition of 53.04 million subscribers, which hit a record high. The market share of mobile subscribers net addition reached 44%, while overall market share increased to 19.6%. Out of this, the number of 4G subscribers was 242 million, a net addition of 60.39 million, maintaining an all-time high pace of growth. 4G penetration rate reached 80%, making the Company an industry leader. Aggregate handset data traffic also grew strongly by nearly 3 times, with 4G DOU reaching 5.5GB. Handset Internet access revenue grew by 22.4% compared to last year. Wireline service revenues

Total Number of Mobile Subscribers Exceeded 300 Mil Net Addition Hit Historical High

Statement from the Board

amounted to RMB182.7 billion, representing an increase of 3.1% compared to last year. The number of wireline broadband subscribers reached 146 million, a net addition of 12.26 million, achieving a 6-year high. Out of this, the proportion of wireline broadband subscribers of 100Mbps or above accounted for 66%.

Fostering new impetus

The growth of revenues from the Company’s Intelligent Applications ecospheres5 accelerated further and contributed over 50% to incremental service revenues. With “cloudification”6 on all fronts, the development of the Company’s DICT and Internet of Things (IoT) businesses was accelerated by the uptake of cloud-network integration and IoT-cloud integration. Revenues from IDC and cloud services increased by 22.4% and 85.9% respectively compared to last year, contributing nearly 2 percentage points to service revenues growth. The Company made further breakthroughs in accelerating the growth of IoT services, with IoT revenue and the scale of connected devices doubled yet again. With the overall upgrade of services convergence, the Company rapidly expanded the market through the bundling of “large data traffic, 100Mbps broadband, and Smart Family” products. The number of e-Surfing HD (IPTV) subscribers reached a new high of above 100 million, enabling Smart Family application to achieve a meaningful scale. The Company also built an integrated platform for Internet Finance, resulting in synergies with the mobile business to promote mutual scale development. The number of average monthly active users of BestPay exceeded 43 million, and the aggregate gross merchandise value for the year exceeded RMB1.6 trillion.

Intelligent Applications Ecospheres Revenues 50% of Incremental Service Revenues

Taking a New Step in Corporate Transformation

Taking advantage of the historical opportunities brought about by industrial integration, consumption upgrade and new technological breakthroughs, the Company built on its current achievements and forged ahead. Focusing on our three major goals of “building Cyberpower, building first-class enterprise, and building better lives”, we expedited step-up

[5]

Intelligent Applications ecospheres include ecospheres of Smart Family, DICT, IoT and Internet Finance. DICT is the converged smart application service integrating three technologies, namely communications technology, information technology and cloud & Big Data technology.

[6]	Cloudification refers to the comprehensive upgrade of services and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing.

Statement from the Board

transformation on all fronts, and further promoted reform and innovation. We continued to strengthen our capabilities at all levels, while planning future development from all angles.

Propelling intelligent upgrade of network in response to customer needs

Focusing on user experience, business scale expansion and value management, the Company pushed forward the construction and intelligent upgrade of its network to build up comprehensive network advantages. Leveraging Big Data analysis, we deployed dynamic capacity expansion of 4G network with precision, and further optimised in-depth coverage at key locations. The number of 4G base stations reached 1.38 million, effectively supporting the upgrade to VoLTE high definition voice, as well as the continuous growth of large data traffic business. Our fibre network now fully covers all cities and towns in the service area of the Company, enabling a leading customer experience. By leading the deployment of Gigabit fibre broadband, we established a new edge in broadband network. We continued to enhance our NB-IoT network, and built a whole-range speed rate IoT structure, which combines high, medium and low speeds, supporting further expansion in vertical industries. By pushing forward cloud-network integration at full throttle, we continued to optimise our nationwide deployment of cloud resources and backbone network coverage, resulting in the establishment of a cloud-led network. By introducing new technologies such as Software-Defined Networking (SDN) and Network Functions Virtualisation (NFV), the Company accelerated the re-constitution of its networks, and rolled out scale promotion of intelligent self-selecting bandwidth network products for government and enterprise customers as well as home gateway products based on SDN technology, which allows our network products to be activated within minutes. We also launched a VoLTE virtual IP Multimedia Subsystem (vIMS) core network with software and hardware decoupling, facilitating the progress of cloudification and virtualisation. This significantly strengthened our competitiveness and differentiation in the cloud market, while laying a foundation for 5G network cloudification in the future. The Company proactively contributed to the formulation of international standards for 5G technologies and conducted large-scale network trial runs in a number of locations. We achieved some preliminary progress in areas such as voice call, 4G/5G interoperability, and interoperability between equipment, among others. By supporting the Ultra HD live broadcast for CCTV’s 2019 Spring Festival Evening Gala with “5G+4K” and “5G+VR” solutions, we took an important step towards the successful accomplishment of enhanced mobile broadband (eMBB) application scenarios. The Company also actively explored applications for other vertical industries, such as 5G autonomous driving bus, smart water treatment and mobile remote medical service.

Integration and mutual development: supporting the swift expansion of service ecology

The Company accurately grasped changing market demand and expanded the market by leveraging its data traffic and cloud products, cultivating convergence operation, and effectively bundling its services. As a result, the overall

Statement from the Board

competitiveness of our bundled products was significantly strengthened, which facilitated rapid breakthroughs in expanding market scale, thereby creating new avenues for value growth. The synergies that resulted from the integration and mutual development of our five ecospheres enabled us to explore new paths towards future sustainable development.

In the field of Intelligent Connections, insisting on customers’ value management, we upgraded convergence to expand in the incremental market space and extend our reach to the fields of content, applications and services. We also broadened sales channels and promoted products value, laying a foundation for Intelligent Applications such as e-Surfing HD, DICT, and IoT to grow rapidly. In the field of Smart Family, by leveraging e-Surfing HD service as a portal, we developed a number of differentiated core applications including Smart Home Networking services and family cloud products. We expanded our extensive range of smart home products and implemented strategic planning in Ultra HD video market ahead of time, in order to grab the opportunities from consumption upgrade of smart home products. In the field of DICT, we strengthened the edge from cloud- network integration, and continued to drive the development of dedicated line, DICT and IoT services through “cloudification”. This allowed us to vigorously expand our solutions and service capabilities for supporting vertical industry applications and proactively explore the applications of 5G technologies in areas such as smart cities, autonomous driving, and industrial Internet. We also explored new business models by leveraging features of 5G technologies to enable vertical industries. In the field of IoT, in order to extend to the high end of the industry value chain, we leveraged our competitive edges in network and platforms to quickly expand application scenarios and explore application services based on IoT-cloud integration and data operation. In the field of Internet Finance, riding the momentum from China’s leadership in global mobile payments, the number of BestPay customers and participating merchants grew rapidly alongside the gross merchandise value. We also developed red packet and instalment payment platforms, which significantly boosted the stickiness of mobile subscribers and fuelled strong subscriber growth, while also effectively promoted the expansion of new retail and integrated retail channels.

The integration and mutual development of ecospheres achieved outstanding results. The triple-play penetration rate7 of broadband subscribers reached 65%, representing an increase of 13 percentage points compared to last year. Out of this, the penetration rate of e-Surfing HD subscribers reached 72%, effectively expanding the potential market space for Smart Family. The growth of DICT revenue exceeded 20%, gradually becoming a new growth driver for the Company. The number of IoT connected devices exceeded 100 million, moving into the fast track of development and accelerating readiness for the arrival of 5G era. Active participating merchants of BestPay more than doubled, enabling the mobile payment ecosystem to become a key means of differentiation in mobile business development.

[7]	Triple-play penetration rate represented the proportion of broadband subscribers who also subscribe for mobile and e-Surfing HD services at the same time.

Statement from the Board

Higher efficiency from intelligent and data-driven operation

Following the consolidation of our IT infrastructure and the greater adoption of new technologies such as Big Data and artificial intelligence (AI), the Company injected more intelligent elements into operation, leading to efficiency improvement and productivity enhancement. Our data utilisation capability was also enhanced considerably. We continued to intensify our efforts to establish a corporate core backed by data utilisation and completed IT cloudification, which facilitated the transformation of IT towards agile development, agile operation and intelligent decision-making, in order to develop an open system for digital capabilities. Our channel operational capability continued to strengthen with the establishment of an integrated channel system of “self-owned + third party”, “online + offline” and “platform + sales reach” channels. The proportion of customers acquired from online channels increased significantly. The coverage rate of precision marketing backed by Big Data exceeded 60%, which enabled per customer acquisition costs to decline by over 15%. The advantages of intelligent customer service capability have begun to emerge. As we progressively introduced AI-based customer service, service volume delivered by chatbots reached 460 million times, while the proportion of interactions facilitated by intelligent voice services exceeded 30%. We have the lowest customer complaint rate in the industry, and are currently ranked the industry’s best for customer satisfaction with mobile and broadband services as well as in overall terms. Our network operational capability also reached a new level. In-depth end-to-end quality assurance for our mobile business was carried out, while our fibre broadband business has formed a closed loop of “probe management — quality monitoring — network optimisation”. Our management and operational capabilities have steadily enhanced, while our efficiently-centralised and co-sharing financial capability has continued to improve. We also pushed forward centralised procurement as well as centralised supply chain, while continuously improving the efficiency of resource allocation and value management. We also strengthened our risk prevention and control mechanisms, ensuring our ongoing sustainable and healthy corporate development.

Renewed Vitality through Reform and Innovation

The Company sought to implement reform and foster innovation in all parts of its operation, constantly enhancing the vitality of corporate development and operational capability. We continued deepening the three-dimensional inter- driven reform and mixed ownership reform in the emerging areas, which deeply stimulated the vitality of corporate development. We also intensified the reform of “Sub-dividing Performance Evaluation Units, Professional Operation, and Top-Down Service Support System”, through which we introduced a mechanism for market-oriented recruitment, incentivisation and resource

Statement from the Board

allocation. As a result, we effectively motivated our employees and improved the efficiency of sub-dividing operation. The aggregate number of sub-dividing performance evaluation units reached nearly 60,000, which basically covers our entire frontline units. We laid a solid foundation for leapfrog development, with our BestPay company completing the introduction of first round strategic investors, which helped diversify its shareholding structure and push forward mixed ownership reform. The Company also promoted its ecological endowment and accelerated the reform of technological innovation system, focusing on the enhancement of operational capability. We also formed a new blueprint with capability development centres in areas such as cloud, DICT applications, Smart Family and IoT. We beefed up headquarters’ overall planning, strengthened our expansion in local markets, and elevated the core capability of our products and our business scale. We also restructured our R&D system and consolidated our research capability by launching China Telecom Research Institutes and 5G Innovation Centre. We also made further breakthroughs in reforming our career advancement and employee incentive mechanism for technical talents, enabling us to master key technologies in the field of information communications.

Corporate Governance and Social Responsibility

We have always been committed to upholding a high level of corporate governance and insist on governing the Company in accordance with laws and regulations. We attach great importance to risk management and control, and have continuously enhanced corporate transparency to ensure the healthy and sustainable growth of the Company. Our efforts have been widely recognised by the capital market. In 2018, we once again received a number of awards, including “Most Honoured Company in Asia”, awarded by Institutional Investor, for the eighth consecutive year. We were also awarded “Best Managed Company” and received a special accolade of “Most Honoured Company (2009-2018)” by FinanceAsia. In addition, we were also the only telecom operator in mainland China and Hong Kong awarded the “Most Outstanding Company in Hong Kong — Telecommunication Services Sector” by Asiamoney. Other awards received included “The Best of Asia — Icon on Corporate Governance” by Corporate Governance Asia; “Platinum Award — Excellence in Environmental, Social and Governance” and “Best Initiative in Diversity and Inclusion” by The Asset. These awards demonstrate the Company’s excellent level of execution, as well as its leading position in the industry within the Asia Pacific region.

Statement from the Board

We continued to proactively meet our social responsibility obligations, while adhering to the principles of innovation, coordination, environmentalism, openness and sharing. In line with our status as a major force for constructing “Cyberpower, Digital China and Smart Society” and as a network infrastructure provider, we continued to implement the “Speed Upgrade and Tariff Reduction” policy, by cancelling domestic data roaming fees as of 1 July 2018, which benefited our customers and propelled the upgrade of information consumption and industrial digitalisation. In addition, we earnestly carried out industry regulatory policies, maintained market order and protected customers’ rights. We safeguarded network and information security, striving to create a clean and healthy cyberspace. We also fulfilled our obligations to customers and enhanced the capability and efficiency of our smart services. We also actively provided platforms for our employees to display their talents, and fostered coordinated value enhancement between individuals and the Company. By pushing forward energy saving and emissions reduction, as well as green development, the per unit general energy consumption of information data traffic was reduced by 16.8% year on year. Through the co-building and co-sharing of communications infrastructure, we also effectively reduced the duplication of projects. Through our proactive adherence to “the Belt and Road” initiative, we connected cross-border information passageways across the Guangdong-Hong Kong-Macau Greater Bay Area, and achieved a number of breakthroughs in the construction of strategic passageways, thereby progressively enhancing our capability to provide global network resource services. We also received a high level of recognition and appreciation from the wider society for our efforts in successfully delivering telecommunication assurance for major conferences and events including The Shanghai Cooperation Organisation (SCO) Qingdao Summit, as well as for combating flooding and disaster relief.

Outlook

At present, the national economy has entered a stage of high-quality development, which is accelerating the conversion of old impetus into new ones. New technologies represented by 5G and AI are integrating and evolving, enabling them to support supply-side structural reforms, which will lead to a rapid

Statement from the Board

expansion of potential value for digital economy. As the next generation infrastructure, 5G network will become even more intertwined with applications and telecom operators will play an increasingly pivotal role in the information communications industry. The Company will actively explore commercial applications of various new technologies, accelerate the development of operation mechanisms that are adapted for 5G, and capitalise on its advantages to promote ecological services ahead of time. Recently, China Telecom was awarded the 3.5GHz band to conduct nationwide 5G network trials. Leveraging the advantages of the 5G mainstream frequency band and insisting on open cooperation, we will accelerate 5G deployment proactively and pragmatically. Persisting in a market- oriented and demand-driven approach, we will appropriately manage the momentum, propel the development of non-standalone (NSA) and standalone (SA) concurrently, and progressively expand the scale of network trials and the pilot project of 2B/2C applications.

Whilst the vigorous development of digital economy has presented us with historical opportunities, we are clearly aware that our future external environment is becoming complicated and challenging. While the macro economy is facing downward pressure, cross-industry and homogeneous competition is also becoming increasingly intense. As a result, transforming development model and pursuing high-quality development have now become the Company’s top priorities. Persisting in the principle of new development and supply-side structural reforms, the Company will accelerate its advancement towards high-quality development, and proactively fulfill the requirements of “Speed Upgrade and Tariff Reduction”. With scale development as the foundation and value management as the core, the Company will continuously push forward with “cloudification” and accelerate ecological endowment. The Company will build a “Trinity” value management system, featuring convergence, integration and intelligentisation, for high-quality development, while marching towards becoming a leading integrated intelligent information services provider and constantly creating new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our sincere gratitude towards Mr. Yang Jie for his outstanding contributions towards step-up transformation and sustainable development of the Company during his tenure. At the same time, I would like to welcome Madam Zhu Min and Mr. Yeung Chi Wai, Jason to our Board of Directors team.

Ke Ruiwen

Executive Director, President and Chief Operating Officer

Beijing, China

19 March 2019

Biographical Details of Directors, Supervisors and Senior Management

Mr. Ke Ruiwen

Age 55, is an Executive Director, President and Chief Operating Officer of the Company, joined the Board of Directors of the Company in May 2012 and has exercised the powers of the Chairman and Chief Executive Officer of the Company since 8 March 2019. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation, Executive Vice President of the Company, Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. He is also a Director and President of China Telecommunications Corporation. Mr. Ke has extensive experience in management and the telecommunications industry.

Mr. Gao Tongqing

Age 55, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in May 2017. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company and General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Chen Zhongyue

Age 47, is an Executive Director and Executive Vice President of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen received a bachelor degree from Shanghai International Studies University, a master degree in economics from Zhejiang University and an executive master of business administration (EMBA) from Xiamen University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation and General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Madam Zhu Min

Age 54, is an Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board of the Company, joined the Board of Directors of the Company in October 2018. Madam Zhu is a senior accountant. She received a master degree in system engineering from the Faculty of Management Engineering at the Beijing Institute of Posts and Telecommunications and a doctorate degree in business administration from the Hong Kong Polytechnic University. Madam Zhu served as Managing Director of Finance Department of China Telecom (Hong Kong) Limited, Managing Director of Finance Department of China Mobile (Hong Kong) Group Limited, Deputy Chief Financial Officer and Managing Director of Finance Department of China Mobile Limited, Director General of Finance Department of China Mobile Communications Corporation, Deputy Chief Accountant and Director General of Finance Department of China Mobile Communications Group Co., Ltd. and Director of Shanghai Pudong Development Bank Co., Ltd.. She is currently the Chief Accountant of China Telecommunications Corporation. Madam Zhu has extensive experience in finance, management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Chen Shengguang

Age 55, is a Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2017. Mr. Chen graduated from Zhongnan University of Economics with a major in finance and accounting, and obtained a postgraduate degree in economics from Guangdong Academy of Social Sciences and a master degree in business administration (MBA) from Lingnan College of Sun Yat-sen University. Mr. Chen is currently the Director and General Manager of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). Mr. Chen served as the Manager of Finance Department and Deputy General Manager of Guangdong Foreign Trade Import & Export Corporation, Head of Finance Department, Assistant to General Manager and Chief Accountant of Guangdong Guangxin Foreign Trade Group Co., Limited, Director of FSPG Hi-Tech Co., Ltd., Non-Executive Director of Xingfa Aluminium Holdings Limited, Director of Guangdong Silk-Tex Group Co., Ltd., Chief Accountant and Deputy General Manager of Guangdong Guangxin Holdings Group Ltd.. Mr. Chen has extensive experience in finance and corporate management.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Tse Hau Yin, Aloysius

Age 71, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Mr. Tse is currently an Independent Non-Executive Director of CNOOC Limited, Sinofert Holdings Limited, SJM Holdings Limited and China Huarong Asset Management Co., Ltd., all of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an Independent Non- Executive Director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”, which was listed on the HKSE Main Board until October 2014). He was an Independent Non-Executive Director of China Construction Bank Corporation, which is listed on the HKSE Main Board, from 2004 to 2010. Mr. Tse was also an Independent Non- Executive Director of Daohe Global Group Limited (formerly known as “Linmark Group Limited”), which is listed on the HKSE Main Board, from 2005 to 2016. Mr. Tse was appointed as an Independent Non- Executive Director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past President and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a Non-Executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Biographical Details of Directors, Supervisors and Senior Management

Professor Xu Erming

Age 69, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in September 2005. Professor Xu is a professor and Dean of Business School of Shantou University and Vice Chairman of the Chinese Enterprise Management Research Association. He is entitled to the State Council’s special government allowances and is the Independent Non-Executive Director of Comtec Solar Systems Group Limited. Professor Xu served as a professor, Ph.D supervisor of the Graduate School and Dean of Business School at the Renmin University of China, and the Independent Supervisor of Harbin Electric Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, innovation and entrepreneurship management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been awarded the Fulbright Scholar of U.S.A. twice and the visiting scholar of McGill University, Canada. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan, Panyapiwat Institute of Management, Thailand and the Hong Kong Polytechnic University.

Biographical Details of Directors, Supervisors and Senior Management

Madam Wang Hsuehming

Age 69, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2014. Madam Wang received a bachelor of arts degree from the University of Massachusetts and attended Columbia University. She was a Senior Advisor and former Chairman of BlackRock China. She was also the former Chairman of China at Goldman Sachs Asset Management. She joined Goldman Sachs in 1994, became a Partner in 2000 and an Advisory Director from 2010 to 2011. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and development. She was instrumental in advising Ministry of Posts and Telecommunications and Ministry of Information Industry (now known as Ministry of Industry and Information Technology) in the privatisations and listings of its mobile and fixed line businesses. She also participated in advising appropriate operators in strategic investments by international telecom companies. The early cross-border financings of aircraft and other capital equipment in China’s aviation sector, as well as the separate listings of national airlines, and important provincial and municipal credit restructurings also formed part of Madam Wang’s understanding of China’s economic growth in the past three decades.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Yeung Chi Wai, Jason

Age 64, is an Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in October 2018. Mr. Yeung is currently the Group Chief Compliance and Risk Management Officer of Fung Holdings (1937) Limited and its listed companies in Hong Kong, an Independent Non- Executive Director of Bank of Communications Co., Ltd. and a member of Hospital Authority Board of Hong Kong. He served as an Independent Non- Executive Director of AviChina Industry & Technology Company Limited. Mr. Yeung has extensive experience in handling legal, compliance and regulatory matters and previously worked in the Securities and Futures Commission of Hong Kong, law firms and enterprises practising corporate, commercial and securities laws. Mr. Yeung served as a Director and the General Counsel of China Everbright Limited and was also a partner of Woo, Kwan, Lee, & Lo.. He acted as the Board Secretary of BOC Hong Kong (Holdings) Limited from 2001 to 2011 and concurrently acted as the Board Secretary of Bank of China Limited from 2005 to 2008. He also served as the Deputy Chief Executive (Personal Banking) of Bank of China (Hong Kong) Limited from April 2011 to February 2015. Mr. Yeung received a bachelor degree in social sciences from the University of Hong Kong. He then graduated from The College of Law, United Kingdom and received a bachelor degree in law and a master degree in business administration from the University of Western Ontario, Canada.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Zhang Zhiyong

Age 53, was appointed as an Executive Vice President of the Company on 10 July 2018. Mr. Zhang is a senior engineer. He graduated from the Changchun Institute of Posts and Telecommunications with a bachelor degree in radio engineering. He also received a master degree in control engineering from Yanshan University and a master of management degree from BI Norwegian School of Management. Mr. Zhang served as Managing Director of the Sideline Industrial Management Department of China Telecommunications Corporation, President and Executive Director of China Communications Services Corporation Limited, General Manager of Xinjiang branch and Beijing branch of China Telecom Corporation Limited. He is also a Vice President of China Telecommunications Corporation, the Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Non-Executive Director of China Tower Corporation Limited. Mr. Zhang has extensive experience in management and the telecommunications industry.

Mr. Liu Guiqing

Age 52, was appointed as an Executive Vice President of the Company on 10 July 2018. Mr. Liu is a professor-level senior engineer. He received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Wang Guoquan

Age 46, was appointed as an Executive Vice President of the Company on 11 March 2019. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co.,Ltd.. Mr. Wang has extensive experience in management and the telecommunications industry.

Supervisors

Mr. Sui Yixun

Age 55, is the Chairman of the Supervisory Committee of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Sui is currently the Managing Director of audit department of the Company, a Supervisor of Tianyi Telecom Terminals Company Limited and a Supervisor of China Tower Corporation Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Zhang Jianbin

Age 53, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in October 2012. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Biographical Details of Directors, Supervisors and Senior Management

Mr. Yang Jianqing

Age 59, is an Employee Representative Supervisor of the Company, joined the Supervisory Committee of the Company in May 2017. Mr. Yang is currently the senior consultant of Corporate Culture Department of the Company. Mr. Yang graduated from the Beijing Institute of Posts and Telecommunications with a bachelor degree in 1982 and obtained a master degree in business administration from the University of Hong Kong. Mr. Yang served as Director General of Xining Telecommunications Bureau in Qinghai province, Deputy General Manager and General Manager of China Telecom Qinghai branch, General Manager of China Telecom Gansu branch, financial controller of the Company and General Manager of Corporate Culture Department of the Company. Mr. Yang is a senior engineer and has extensive experience in operational and financial management in the telecommunications industry.

Mr. Xu Shiguang

Age 39, is a Supervisor of the Company, joined the Supervisory Committee of the Company in October 2018. Mr. Xu is currently the Director of general office of audit department of the Company. Mr. Xu received a bachelor degree in auditing and a master degree in accounting from the Nankai University and is studying the PhD course at the Chinese Academy of Fiscal Sciences. Mr. Xu served at various positions in internal control and auditing at China Telecommunications Corporation for many years. Mr. Xu is a member of the Chinese Institute of Certified Public Accountants and a Certified Internal Auditor with extensive experience in internal control and auditing.

Mr. Ye Zhong

Age 59, is a Supervisor of the Company, joined the Supervisory Committee of the Company in May 2015. Mr. Ye is a senior accountant. He holds a bachelor degree. Mr. Ye is the Director of Zhejiang Provincial Financial Holdings Co., Ltd., Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., and Chairman of Zhejiang Financial Market Investment Co. Ltd.. Mr. Ye served as Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd., Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd., Chairman and General Manager of Zhejiang Infrastructure Investment (including PPP) Fund Co. Ltd., Director of Zhejiang Provincial Industry Fund Co., Ltd., Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

Co-creating Brand-new Models to Build New Intelligent Coverage

Management’s Discussion and Analysis

Business Review

The following table sets out the key operating data for 2016, 2017 and 2018:

	Unit	2016	2017	2018	2018 change over 2017
Mobile subscribers	Million	215.00	249.96	303.00	21.2%
of which: 4G subscribers	Million	121.87	182.04	242.43	33.2%
Mobile voice usage	Million minutes	720,566	769,152	827,724	7.6%
Handset data traffic	kTB	1,277	3,597	14,073	291.2%
4G subscribers DOU	GB/month/user	1.0	2.0	5.5	182.3%
Wireline broadband subscribers	Million	123.12	133.53	145.79	9.2%
of which: Fibre-to-the-Home (FTTH) subscribers	Million	105.99	126.17	140.66	11.5%
e-Surfing HD subscribers	Million	61.33	85.76	105.35	22.8%
Internet of Things connected devices	Million	14.19	44.30	106.93	141.4%
BestPay average monthly active users	Million	16.21	33.00	43.41	31.5%
Access lines in service	Million	126.86	121.80	116.48	-4.4%
Wireline local voice usage	Million pulses	93,403	75,144	60,213	-19.9%

Management’s Discussion and Analysis

Business Review

In 2018, the Company adhered to the new development principles, deepened reform and innovation, and continued to promote network intelligentisation, service ecologicalisation, and operation intellectualisation. The Company also accelerated scale development, improved quality and efficiency and continuously increased its corporate value.

Key Operating Performance in 2018

1.	Healthy growth in operating revenues and continuous optimisation of business structure

In 2018, the Company’s operating revenues increased by 3.0% year on year to RMB377.1 billion. Service revenues increased by 5.9% year on year to RMB350.4 billion. The Company’s revenue structure was further optimised, with revenues from emerging businesses accounting for 51.9% of service revenues, up nearly 6 percentage points year on year. Of which, handset Internet access revenue and DICT revenue increased by 22.4% and 21.4% respectively year on year, forming the major drivers of revenue growth.

DICT Revenue 21.4 % World conference on VR Industry

Management’s Discussion and Analysis

Business Review

2.	Capitalising on opportunities arising from the development of large data traffic business: scale expansion of mobile business reached a new high

In 2018, mobile subscribers net addition of the Company was 53.04 million, which represented an increase of 51.7% compared to last year and was the all-time high in the Company’s history. The total number of mobile subscribers now exceeds 300 million, with market share climbing to 19.6%, representing an increase of 2.0 percentage points compared to the end of last year. Of which, 4G subscribers reached 242 million, with a net addition of 60.39 million.

Six-Year High Broadband Subscribers Net Addition

Management’s Discussion and Analysis

Business Review

The Company firmly grasped opportunities brought by the rising demand for data consumption, and further sped up the expansion of mobile subscribers scale. The market share of mobile subscribers net addition reached 43.6%, ranking the first in the industry. While maintaining the strategy to position large data traffic packages as the key products, the Company optimised its package portfolio and reduced the number of packages. Focusing on cooperation with Internet companies leading in video and e-commerce areas, the Company promoted the convergence of large data traffic, content, applications and users-only offers. Leveraging on differentiation advantages from BestPay red packet and Orange Instalment Payment Service, the Company strengthened the coordination among channels and enhanced user experience to drive volume and value growth of data traffic. As a result, handset data traffic and handset Internet access revenue registered increases of 291% and 22.4% year on year, respectively. User satisfaction with the Company’s handset Internet access ranked the first in the industry. The Company insisted on the multi-mode handset strategy, promoted industry chain development, and published the industry’s first white paper on multi- mode AI handsets. The accumulated number of multi-mode handsets within the industry now exceeded 1 billion, maintaining a stable market share of over 80% of the entire handset market. In 2018, the number of self-registered multi-mode handsets of the Company was 160 million, an increase of 23% over the previous year.

Management’s Discussion and Analysis

Business Review

3.	Comprehensive Smart Family services upgrade, with leadership in broadband service quality maintained

In 2018, the Company’s wireline broadband subscribers net addition was 12.26 million, with the total number of subscribers reaching 146 million, of which, subscribers of 100Mbps or above accounted for 66%. The e-Surfing HD subscribers net addition was 19.59 million, with the total number of subscribers reaching 105 million.

Insisting on the positioning of Gbps service as the Company’s top broadband product and a convergence-driven development approach, the Company fulfilled the needs of individual and family consumers with convergence packages that feature high-speed premium broadband, large data traffic, e-Surfing HD, and Smart Family applications. In this way, the Company created new edges in terms of smart broadband services, with the net addition of broadband subscribers reaching a six-year high. Focusing on the needs of its family customers, the Company scaled up its introduction of Smart Family applications, built a nationwide

Total Number of e-Surfing HD Subscribers Exceeded 100 Mil Management investigated remote medical services infrastructure in Guizhou Provincial People’s Hospital

Management’s Discussion and Analysis

Business Review

centralised platform for value-added services, and unified previously separate accounts for broadband and e-Surfing HD services. The Company also sourced popular content to create members-only packages of e-Surfing HD with movies and TV shows, education and sports. This enables a shift in the Company’s business model from charging connection fees to charging membership-based fees, thereby propelling the e-Surfing HD business towards value creation. The Company further enhanced the user experience of family cloud, whose subscribers number exceeded 26 million. The Company also built professional Smart Family engineering teams, and promoted the standardisation of Smart Home Networking service, whose number of services delivered was close to 20 million times during the year. The Company also maintained its leading edge in broadband services, sped up the upgrade of installation and maintenance systems and capabilities, and promoted services and products upselling on top of installation and maintenance. The success rate for honouring the Company’s “same-day installation, same-day maintenance service guarantee, compensation for service delay” was significantly improved, while the satisfaction rate for broadband services continued to outperform the industry.

4.	Robust growth of emerging businesses supported by integration and mutual development

In 2018, the growth of revenues from the Company’s Intelligent Applications ecospheres accelerated and accounted for 16.9% of service revenues, an increase of 2.2 percentage points compared to last year. The Intelligent Applications ecospheres also contributed over 50% of incremental service revenues and increased revenue growth by 3.3 percentage points.

The Company sped up service ecologicalisation through enhancement of core product capability induced by accelerated ecosphere endowment. DICT business achieved rapid growth, with products capabilities centred on cloud-network integration being proactively promoted. The Company developed industry dedicated lines and dedicated cloud access, while its

IoT Connected Devices Exceeded 100 Mil

Management’s Discussion and Analysis

Business Review

capability of developing holistic industry cloud-network solutions was significantly enhanced. The Company also explored vertical “Internet+” services area in detail, spurred upgrade of conventional industries with “Internet+” services and the number of projects with annualised revenue higher than RMB10 million exceeded 100. DICT revenue increased by 21.4%, of which, revenue for cloud business increased by 85.9% compared to last year. The Internet of Things (IoT) business has entered high-speed phase of development. Based on the framework of “Cloud – Pipes – Devices – Applications”, the Company continued to focus on developing its core IoT capabilities and providing one-stop solutions for industrial IoT applications. Net addition of IoT users doubled year on year, with the number of connected devices exceeding 100 million. IoT revenue also doubled compared to last year. Internet Finance ecosphere also made new breakthroughs. The Company leveraged the advantages offered by its traditional channels to widely expand consumption scenarios, while the Company’s innovative integration of payment channels provided one-for-all receipt and payment solution. The number of BestPay active participating merchants increased by more than 2 times, while the number of average monthly active users exceeded 43 million. Innovative products like BestPay red packet and the Orange Instalment Payment Service drove mobile subscribers to increase by approximately 20%, achieving integration and mutual development among ecospheres.

Inauguration of China Telecom’s first Smart Sales Outlet Broadband Service User Satisfacti Handset Internet Access User Satisfaction Industry #1 Continued to Outperform the Industry

Management’s Discussion and Analysis

Business Review

5.	Building three systems to strengthen the foundation for scale development

The Company continued to build three systems in terms of ecosphere products, customer management and integrated sales channels, surrounding the “Trinity” value management system featuring “convergence for scale expansion, integration for application development and intelligentisation for efficiency enhancement”. Such measures created competitive advantages based on factors of productivity plus capabilities, further cemented the capability foundation for scale development of the five ecospheres.

The Company promoted the construction of an ecosphere products system, accelerated the consolidation of its resources and mechanism innovation, formed capability development centres for cloud, DICT applications, Smart Family and IoT. The Company also fostered high-quality products and enhanced its supply-side capability. Focusing on user experience and value management, the Company established a customer lifecycle management system, injected intelligent elements to and provided ecological endowment for its channels through precision marketing leveraging Big Data. The Company propelled the process of existing customers upgrading to multi-featured convergence packages as well as large data traffic packages, and commenced ongoing uplift of its customer service quality. The precision marketing backed by Big Data covered more than 60% of the Company’s customers, whereas the triple-play penetration rate of broadband subscribers increased by 12.7 percentage points compared to last year. The Company built an integrated sales channel system of “self-owned + third-party”, “online + offline” and “platform + sales reach” channels, in order to adapt to the trend of sales channels’ step-up transformation in the new retail era, and to bolster efficiency and effectiveness. As a result, the proportion of outlets with high sales volume further increased compared to last year. The intelligent upgrade of our self-owned outlets set a new industry benchmark, while innovative collaborations with third-party channels expanded our sales reach. Through extensive cooperation with new retail stores, we also scaled up the expansion of our integrated sales channels. The operational capability of our sales channels was continuously enhanced, while the establishment of a corporate core was further promoted, injecting intelligent elements to our marketing and operational management. As a result, average system processing time for services was greatly reduced, and operational efficiency and customer experience were significantly enhanced.

Management’s Discussion and Analysis

Business Review

6.	Progressive enhancement of network capability, significant uplift in perceptions of service quality

With customer experience as the focus, the Company continued to promote the quality enhancement and intelligent upgrade of its network. To strengthen its fundamental network, the Company leveraged Big Data to enhance in- depth coverage in key locations and support dynamic capacity expansion of its 4G network. The total number of 4G base stations reached 1.38 million. Nationwide commercial trials for VoLTE services were carried out. Fibre network now fully covers all cities and towns in the service area of the Company. The Company proactively explored the Gbps market, with Gbps connections now enabled in 180 cities. The bandwidth of IP metropolitan network and backbone network remained industry leading. To maintain the leading edges in attaining comprehensive IoT network coverage, NB-IoT network was optimised continuously, while the scale of eMTC pilot trial was expanded according to demand. The Company accelerated cloud-network integration, and carried out coordinated deployment of IDC and cloud resources to further enhance its service capability. The Company connected cloud resource pools with the carrying network, enabling a cloud-led network. Furthermore, the Company introduced new technologies of SDN/NFV, and rolled out scale deployment of intelligent user-customised network products as well as home gateway products based on SDN technology, which allowed service activation within minutes, and supported rapid access to cloud services. By improving NFVI standards and building virtualised core networks, the Company established a foundation for future network cloudification.

Management’s Discussion and Analysis

Business Review

The Company built a comprehensive customer service system involving all aspects, processes and personnel in order to enhance its customer service capability. The Company optimised user experience of its mobile network, offered equal rights to new and existing subscribers, and provided higher transparency regarding customers’ spending. The Company also enhanced user experience of its broadband speed as well as video service quality, strengthened cloud-network integration and IoT service system, and offered relevant one-stop solutions. As a result, the Company achieved the lowest rate of complaints and the highest satisfaction level in overall terms in the industry. The advantages of the Company’s intelligent customer service capability began to emerge, with the roll-out of “Smart 10000” hotline accelerating, and service volume delivered by chatbots reaching 460 million times.

Outlook for 2019

In 2019, focusing on network intelligentisation, service ecologicalisation, and operation intellectualisation, the Company will continue to propel the establishment of a “Trinity” value management system featuring convergence, integration and intelligentisation, in order to further expand the scale of its five business ecospheres and accelerate its high-quality development. Firstly, regarding convergence for scale expansion, the Company will reinforce and strengthen its position in the fundamental businesses market, striving to achieve more breakthroughs in terms of market share of mobile subscribers and more prominent edges in broadband services quality by deepening convergence of its fundamental businesses, insisting on a market-share oriented approach while leveraging large data traffic packages, full-service convergence and handset-driven strategies. The Company will accelerate

Management’s Discussion and Analysis

Business Review

cloud-network integration, constantly enrich and upgrade its products and solutions based on cloud-network integration, and try to create a vertically integrated support system for service delivery, in the hope of shaping user experience featuring high quality, low latency and differentiation. The Company will also promote the innovation of convergence of Intelligent Applications services, optimise and upgrade its large data traffic packages and intelligent broadband services, while enriching applications such as Smart Home Networking, smart TV, smart home appliances, smart surveillance, and family cloud for family customers. Integrated “cloud + network + smart applications” solutions will be offered to government and enterprise customers, with a focus on cloud network applications in areas of administration, enterprise, finance, education and medical service, as well as ready-made solutions for small and medium-sized enterprises. Secondly, regarding integration for application development, the sharing of capabilities will be facilitated by consolidating capabilities that are common in the Company’s five ecospheres to drive business innovation and mutual development. In terms of sales channels sharing, the Company will coordinate the cross-ecosphere utilisation of physical channels from Intelligent Connections ecosphere, merchant channels from Internet Finance as well as government and enterprise channels from DICT, in order to enhance sales capabilities of convergence products and emerging services. With regard to data sharing, the Company will aggregate data of the five ecospheres to better support business development and service capabilities enhancement. The Company will also promote mutual development of its businesses and design all-in-one solutions for various customer groups through integrating products from different ecospheres, to achieve complementation of offers to customers. Thirdly, regarding intelligentisation for efficiency enhancement, the Company will promote precision marketing, and accelerate the launch and application of next-generation BSS, in order to gain an accurate insight of the market and its customers. The Company will enhance customer experience by pushing forward precision service and refining its customer management. The Company will also promote precision network operation by elevating the intelligence level of its network operation backed by

Management’s Discussion and Analysis

Business Review

strengthened use of Big Data analysis. The Company will also adopt precision management and extend the use of Big Data and AI in areas such as human resources and finance-related functions to enhance personnel efficiency.

The Company will continue to construct high-quality networks. Guided by CTNet2025, the Company will propel network intelligentisation, and constantly optimise its three superior networks, namely mobile network, fibre broadband network and IoT network. By fully promoting “cloudification” of infrastructure and cloud-network integration, the Company will further enhance the comprehensive competitive advantages of its integrated cloud network resources. Firmly grasping the new window of market opportunities presented by 5G, the Company will work with both upstream and downstream partners along the value chain to explore ways to build an industry ecosystem in the future ahead of time. This will allow us to take a lead in shaping the market structure in the future, and laying a foundation for the development of 5G businesses.

The Company will adhere to the new development principles and supply-side structural reforms, accelerate the promotion of high-quality development. Persisting in scale development as the foundation and value management as the core, the Company will continue to strive to become a leading integrated intelligent information services operator, and promote the common growth in its corporate value, its customers’ value and its employees’ value.

Management’s Discussion and Analysis

Financial Review

Summary

In 2018, the Company insisted on new development ideas, continuously promoted transformation and upgrades, comprehensively deepened its reform and innovation, and accelerated scale development. The growth of the Company’s service revenues continued to surpass the industry average. Meanwhile, with deepened value operations, reasonable and optimised allocation of resources and reinforced cost delicate management, the Company’s operation efficiency and effectiveness were continuously enhanced. As a result, the overall operating results achieved favourable growth. Operating revenues in 2018 were RMB377,124 million, representing an increase of 3.0% from year 2017; service revenues1 were RMB350,434 million, representing an increase of 5.9% from year 2017; operating expenses were RMB348,410 million, representing an increase of 2.8% from year 2017; profit attributable to equity holders of the Company was RMB21,210 million, representing an increase of 13.9% from year 2017; basic earnings per share were RMB0.26; EBITDA2 was RMB104,207 million, representing an increase of 2.0% from year 2017 and the EBITDA margin3 was 29.7%.

Operating Revenues

The Company firmly seized the development opportunities of digital economy and deepened integrated operation. The growth of subscriber scale set a new record high. Revenues continued to maintain favourable growth while revenue structure was continuously optimised. Operating revenues in 2018 were RMB377,124 million, representing an increase of 3.0% from year 2017. Service revenues were RMB350,434 million, representing an increase of 5.9% from year 2017 (if excluding the impact of the application of International Financial Reporting Standard 15 (“IFRS 15”) on the service revenues for the current year, it represented an increase of 7.2% from year 2017). Of which, mobile service revenues were RMB167,705 million, representing an increase of 9.1% from year 2017; wireline service revenues were RMB182,729 million, representing an increase of 3.1% from year 2017.

[1]

Service revenues were calculated based on operating revenues minus sales of mobile terminals (2018: RMB18,836 million; 2017: RMB26,759 million), sales of wireline equipment (2018: RMB5,659 million; 2017: RMB6,446 million) and other non-service revenues (2018: RMB2,195 million; 2017: RMB1,980 million).

[2]

EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.

Management’s Discussion and Analysis

Financial Review

The following table sets forth a breakdown of the operating revenues for 2017 and 2018, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2018	2017	Rates of change
Voice	50,811	61,678	-17.6%
Internet	190,871	172,554	10.6%
Information and application services	83,478	73,044	14.3%
Telecommunications network resource and equipment services	20,211	19,125	5.7%
Others[4]	31,753	39,828	-20.3%

Total operating revenues	377,124	366,229	3.0%

[4]	Other revenues in 2018 refers to the aggregate amount of sales of goods and others, included in revenue from contracts with customers, and revenue from other sources.

Voice

In 2018, being continuously affected by the substitution effect of mobile Internet services such as OTT, revenue from voice services was RMB50,811 million, representing a decrease of 17.6% from year 2017, accounting for 13.5% of operating revenues. The proportion of revenue from voice services to total operating revenues continued to decline while the revenue structure was continuously optimised.

Internet

In 2018, revenue from Internet services was RMB190,871 million, representing an increase of 10.6% from year 2017, accounting for 50.6% of operating revenues. To proactively respond to the impact of the domestic data roaming fee cancellation policy, the Company optimised its data traffic operation system and promoted large data traffic package, fully leveraging on the benefits of data price elasticity. The data traffic revenues maintained rapid growth momentum. Mobile handset Internet access revenue was RMB111,218 million, representing an increase of 22.4% from year 2017. The Company continuously promoted the scale development of broadband subscribers and reinforced its efforts in integration. The expansion from basic Internet access to customer value operations was accelerated with more superior network and services strengthening customer loyalty. At the end of 2018, the number of wireline broadband subscribers reached 146 million, with a net increase of 12.26 million. Due to intensified market competition, the wireline broadband revenue was RMB74,262 million, representing a decrease of 3.2% from year 2017.

Information and Application Services

In 2018, the mutual integration and mutual promotion of the Company’s service ecology achieved prominent results. Revenue from information and application services was RMB83,478 million, representing an increase of 14.3% from year 2017, accounting for 22.1% of operating revenues which became strong revenue growth area. The growth was mainly benefited from the rapid development of emerging businesses such as IDC, cloud and e-Surfing HD services.

Management’s Discussion and Analysis

Financial Review

Telecommunications Network Resource and Equipment Services

In 2018, revenue from telecommunications network resource and equipment services was RMB20,211 million, representing an increase of 5.7% from year 2017, accounting for 5.4% of operating revenues. The growth was mainly due to the favourable growth in revenues from digital circuit service and IP-VPN service.

Others

In 2018, other revenues were RMB31,753 million, representing a decrease of 20.3% from year 2017, accounting for 8.4% of operating revenues. The decline was mainly due to the increasing number in mobile terminals sold through open channels and the reduction in the revenue from terminals sold through our own distribution channels.

Operating Expenses

The Company firmly seized the prime period for scale development opportunities and appropriately increased the deployment of resources. At the same time, with continuous implementation of precise allocation of resources and multi- dimensional sub-division, cost efficiency was enhanced while the increase rate of expenses was lower than the increase rate of revenues, effectively supporting the scale development and the value enhancement of the enterprise. In 2018, operating expenses were RMB348,410 million, representing an increase of 2.8% from year 2017. Operating expenses accounted for 92.4% of operating revenues, representing a decrease of 0.2 percentage point from year 2017.

The following table sets forth a breakdown of the operating expenses in 2017 and 2018 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2018	2017	Rates of change
Depreciation and amortisation	75,493	74,951	0.7%
Network operations and support	116,062	103,969	11.6%
Selling, general and administrative	59,422	58,434	1.7%
Personnel expenses	59,736	56,043	6.6%
Other operating expenses	37,697	45,612	-17.4%

Total operating expenses	348,410	339,009	2.8%

Management’s Discussion and Analysis

Financial Review

Depreciation and Amortisation

In 2018, depreciation and amortisation was RMB75,493 million, representing an increase of 0.7% from year 2017, which was basically the same as that of year 2017, accounting for 20.0% of operating revenues.

Network Operations and Support

In 2018, network operations and support expenses were RMB116,062 million, representing an increase of 11.6% from year 2017, accounting for 30.8% of operating revenues. It was mainly due to the Company’s persistent efforts in optimising and enhancing network quality and capabilities and supporting rapid development of emerging businesses through appropriate increase in resource input in order to further enhance the Company’s competitiveness and to lay a strong foundation for the Company’s future development.

Selling, General and Administrative

In 2018, selling, general and administrative expenses amounted to RMB59,422 million, representing an increase of 1.7% from year 2017, accounting for 15.8% of operating revenues. Selling expenses were RMB50,794 million, representing an increase of 0.9% from year 2017. In order to maintain the competitiveness in the market, the Company appropriately invested in sales and marketing resources and promoted the growth of subscriber scale. At the same time, with the Company’s continuous optimisation of its sales and marketing model and enhancement in its precision management of sales and marketing resources, taking into consideration the impact of the application of IFRS 15, the growth of the selling expenses slowed down. The general and administrative expenses amounted to RMB8,628 million, representing an increase of 6.7% from year 2017, which was mainly due to the increase in research and development expenditure to support the transformation and development of the Company and the innovative research and development of new business.

Personnel Expenses

In 2018, personnel expenses were RMB59,736 million, representing an increase of 6.6% from year 2017, accounting for 15.8% of operating revenues. The main reason for the increase was that the Company increased performance-oriented incentives tilted towards frontline employees as well as the motivation to induce emerging businesses and technical talents. For details of the number of employees, remuneration policies and training schemes, please refer to the Environmental, Social and Governance Report in this annual report.

Other Operating Expenses

In 2018, other operating expenses were RMB37,697 million, representing a decrease of 17.4% from year 2017, accounting for 10.0% of operating revenues. It was mainly due to the decrease in cost of terminal equipment sold over last year in connection with the decline in revenue from sales of terminals.

Net Finance Costs

Seizing favourable market opportunities, the Company allocated low cost financing products in a flexible manner and increased its efforts in capital centralisation, effectively controlling the scale of indebtedness and enhancing the turnover and utilisation efficiency of its capital. In 2018, net finance costs were RMB2,708 million, representing a decrease of 17.7% from year 2017. Net exchange gain amounted to RMB79 million in year 2018. The fluctuation of foreign exchange gain or loss was mainly due to the effect of changes in the exchange rate of RMB against USD.

Management’s Discussion and Analysis

Financial Review

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2018, income tax expenses were RMB6,810 million with the effective income tax rate of 24.2%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate enjoyed by some of the subsidiaries and some branches that are located in Western region of China. Meanwhile, the one-off disposal gain from the listing of China Tower Corporation Limited (“China Tower”) was not subject to tax in the current year.

Profit Attributable to Equity Holders of the Company

In 2018, profit attributable to equity holders of the Company was RMB21,210 million, representing an increase of 13.9% from year 2017.

Changes in Accounting Policies

On 1 January 2018, the Company has applied IFRS 15, “Revenue from Contracts with Customers” and IFRS 9, “Financial Instruments” for the first time. For the specific impacts of the application of the above standards, please refer to note 2 of the audited consolidated financial statements for the year for details.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2018, the Company continued to implement Big Data precision investment, persistently established superior network and at the same time reinforced management and control in capital expenditure. In 2018, capital expenditure was RMB74,940 million, representing a decrease of 15.5% from year 2017.

Cash Flows

Net decrease in cash and cash equivalents in 2018 was RMB2,939 million while the net decrease in cash and cash equivalents in year 2017 was RMB4,908 million.

The following table sets forth the cash flow position in 2017 and 2018:

	For the year ended 31 December
(RMB millions)	2018	2017
Net cash flow from operating activities	99,298	96,502
Net cash flow used in investing activities	(85,954)	(85,263)
Net cash flow used in financing activities	(16,283)	(16,147)

Net decrease in cash and cash equivalents	(2,939)	(4,908)

Management’s Discussion and Analysis

Financial Review

In 2018, the net cash inflow from operating activities was RMB99,298 million, representing an increase of 2.9% from year 2017, the growth of which was basically in line with the growth of revenues.

In 2018, the net cash outflow used in investing activities was RMB85,954 million, representing an increase of 0.8% from year 2017.

In 2018, the net cash outflow used in financing activities was RMB16,283 million, representing an increase of 0.8% from year 2017.

Working Capital

The Company consistently upheld prudent financial principles and stringent fund management policies. At the end of 2018, working capital (total current assets minus total current liabilities) deficit was RMB185,915 million, representing a decrease in deficit of RMB17,943 million from year 2017. The liquidity of the Company continuously improved. As at 31 December 2018, the unutilised credit facilities were RMB150,693 million (2017: RMB154,793 million). Given the stable net cash inflow from operating activities and the sound credit record, the Company has sufficient working capital to satisfy the operation requirement. At the end of 2018, cash and cash equivalents amounted to RMB16,666 million, among which cash and cash equivalents denominated in Renminbi accounted for 64.0% (2017: 81.6%).

Assets and Liabilities

In 2018, the Company continued to maintain a solid financial position. At the end of 2018, the total assets increased by 0.3% to RMB663,382 million from RMB661,194 million at the end of 2017. Total indebtedness decreased to RMB95,744 million from RMB104,377 million at the end of 2017. The gearing ratio5 decreased to 21.8% from 24.3% at the end of 2017.

Indebtedness

The indebtedness analysis as at the end of 2017 and 2018 is as follows:

	For the year ended 31 December
(RMB millions)	2018	2017
Short-term debt	49,537	54,558
Long-term debt maturing within one year	1,139	1,146
Long-term debt	44,852	48,596
Finance lease obligations (including current portion)	216	77

Total indebtedness	95,744	104,377

[5]

Gearing ratio was calculated based on total indebtedness divided by total capital while total capital was calculated based on total equity attributable to equity holders of the Company plus total indebtedness.

Management’s Discussion and Analysis

Financial Review

By the end of 2018, the total indebtedness was RMB95,744 million, representing a decrease of RMB8,633 million from the end of 2017, which was mainly due to the effective reduction in the scale of interest- bearing debt as a result of the efficient centralised capital management implemented by the Company. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2017: 99.4%), 0.4% (2017: 0.4%) and 0.2% (2017: 0.2%), respectively. 99.8% (2017: 99.5%) of the indebtedness are loans with fixed interest rates, while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2018, neither the Company nor any of its subsidiaries pledge any assets as collateral for debt (2017: Nil).

Most of the revenues received and expenses paid in our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

Investment in China Tower

In 2018, China Tower was listed and the Company’s shareholding in China Tower was diluted from 27.9% to 20.5%. Please refer to note 9 of the audited consolidated financial statements for its financial performance during the year. In the future, the Company can enjoy more fundamental network resources through China Tower. As one of the shareholders of China Tower, it is expected that we can benefit from the enhancement of profits and values from China Tower.

Management’s Discussion and Analysis

Financial Review

Contractual Obligations

Contractual obligations as at 31 December 2018 are as follows:

(RMB millions)	Total	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years	Thereafter
Short-term debt	51,091	51,091	—	—	—	—	—
Long-term debt	52,625	2,602	19,604	1,942	21,953	1,166	5,358
Operating lease commitments	65,805	15,658	14,466	13,440	12,682	3,461	6,098
Capital commitments	15,303	15,303	—	—	—	—	—

Total contractual obligations	184,824	84,654	34,070	15,382	34,635	4,627	11,456

Note:	Amounts of short-term debt and long-term debt include recognised and unrecognised interest payable, and are not discounted.

Co-flourishing Terminal Industry Chain to Co-develop Ecosystem

Co-flourishing Terminal Industry Chain to Co-develop Ecosystem

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited consolidated financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards for the year ended 31 December 2018.

Principal Business

The principal business of the Company and the Group is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2018 and the financial position of the Group as at that date are set out in the audited consolidated financial statements on pages 163 to 261 of this annual report.

Dividend Policy

The Company attaches great importance to the investment returns of shareholders, strives to maintain the continuity and stability of the dividend policy taking into the consideration the long-term interest and sustainable development of the Company. The following factors will be considered by the Company when formulating the dividend distribution plan:

1.	the operating results and cash flow level of the Company;

2.	the Company’s future business development position and the capital expenditure requirements;

3.	capital needs and gearing ratio;

4.	the expectation from shareholders and investors;

5.	other factors that the Board deems appropriate.

The Board is responsible for formulating the dividend distribution plan and will execute the relevant approval procedures in accordance with relevant laws, rules, regulations and articles of association of the Company (the “Articles of Association”) before proceeding with the distribution. In the future, the Company will strive for improvement on profitability and at the same time continue to deliver favourable dividend return for the shareholders.

Report of the Directors

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.125 per share (pre-tax), totalling approximately RMB8,629 million for the year ended 31 December 2018. The dividend proposal will be submitted for consideration at the annual general meeting to be held on 29 May 2019 (the “Annual General Meeting”). Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the annual general meeting. The proposed final dividends are expected to be paid on 26 July 2019 upon approval at the Annual General Meeting.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and the “Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China” in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2018 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2019.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on 11 June

Report of the Directors

2019 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 4 June 2019. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally attend or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

Report of the Directors

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this report:

Name	Age	Position in the Company	Date of appointment as Directors/Senior Management
Ke Ruiwen	55	Exercising the powers of the Chairman and Chief Executive Officer; Executive Director, President and Chief Operating Officer	30 May 2012
Gao Tongqing	55	Executive Director and Executive Vice President	23 May 2017
Chen Zhongyue	47	Executive Director and Executive Vice President	23 May 2017
Zhu Min	54	Executive Director, Executive Vice President, Chief Financial Officer and Secretary of the Board	26 October 2018
Chen Shengguang	55	Non-Executive Director	23 May 2017
Tse Hau Yin, Aloysius	71	Independent Non-Executive Director	9 September 2005
Xu Erming	69	Independent Non-Executive Director	9 September 2005
Wang Hsuehming	69	Independent Non-Executive Director	29 May 2014
Yeung Chi Wai, Jason	64	Independent Non-Executive Director	26 October 2018
Zhang Zhiyong	53	Executive Vice President	10 July 2018
Liu Guiqing	52	Executive Vice President	10 July 2018
Wang Guoquan	46	Executive Vice President	11 March 2019

Report of the Directors

As mentioned in the announcements in relation to the changes in Directors and senior management published by the Company in the following dates: On 29 January 2018, Mr. Sun Kangmin retired from his positions as an Executive Director and Executive Vice President of the Company due to his age. On 28 May 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagements. On the same date, Madam Wang Hsuehming, an Independent Non- Executive Director of the Company was appointed as a member and the Chairlady of the Nomination Committee of the Company. On 10 July 2018, Mr. Zhang Zhiyong and Mr. Liu Guiqing were appointed as Executive Vice Presidents of the Company. On 19 July 2018, Mr. Liu Aili resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement. On 20 July 2018, Madam Zhu Min was appointed as an Executive Vice President, the Chief Financial Officer and Secretary of the Board of the Company. On the same date, Mr. Ke Ruiwen resigned from his position as a Joint Company Secretary of the Company due to change in work arrangement. On 25 October 2018, Mr. Ke Ruiwen was appointed as the President and Chief Operating Officer of the Company and no longer held the position of the Executive Vice President of the Company. On 26 October 2018, the appointment of Madam Zhu Min as a Director of the Company was approved at the extraordinary general meeting of the Company. On the same date, Mr. Ke Ruiwen no longer acts as the Authorised Representative of the Company due to change in work arrangement and Madam Zhu was appointed as the Authorised Representative of the Company. Meanwhile, the appointment of Mr. Yeung Chi Wai, Jason as an Independent Director of the Company was approved at the extraordinary general meeting of the Company and he was also appointed as a member of the Audit Committee of the Company.

On 4 March 2019, Mr. Yang Jie resigned from his positions as an Executive Director, Chairman and Chief Executive Officer of the Company due to change in work arrangement. On 8 March 2019, the Board resolved to approve Mr. Ke Ruiwen, the Executive Director, President and Chief Operating Officer of the Company, to exercise the powers of the Chairman and Chief Executive Officer. On 11 March 2019, Mr. Wang Guoquan was appointed as an Executive Vice President of the Company.

Report of the Directors

Supervisors of the Company

The following table sets out certain information of the Supervisors of the Company as at the date of this report:

Name	Age	Position in the Company	Date of appointment as Supervisors
Sui Yixun	55	Chairman of the Supervisory Committee	27 May 2015
Zhang Jianbin	53	Supervisor (Employee Representative)	16 October 2012
Yang Jianqing	59	Supervisor (Employee Representative)	23 May 2017
Xu Shiguang	39	Supervisor	26 October 2018
Ye Zhong	59	Supervisor	27 May 2015

On 27 February 2018, Mr. Hu Jing resigned from his position as a Supervisor of the Company due to change in work arrangement. On 26 October 2018, the appointment of Mr. Xu Shiguang as a Supervisor of the Company was approved at the extraordinary general meeting of the Company.

Share Capital

The share capital of the Company as at 31 December 2018 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2018, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2018	Percentage (%) of the total number of shares in issue as at 31 December 2018
Total number of Domestic shares (held by the companies as follows):	67,054,958,321	82.85
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Group Limited	957,031,543	1.18
Total number of H shares (including ADSs)	13,877,410,000	17.15
Total	80,932,368,321	100.00

Report of the Directors

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2018, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholders	Number of shares	Type of shares	Percentage of the respective type of shares in issue	Percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long Position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position)	Domestic shares	8.37%	6.94%	Beneficial owner
JPMorgan Chase & Co.	1,659,402,128 (Long Position)	H shares	11.96%	2.05%

220,567,873 shares as interest of controlled corporation; 1,740,600 shares as investment manager; 54,658,331 shares as person having a security interest in shares; 100,000 shares as trustee; and 1,382,335,324 shares as approved lending agent

	79,275,927 (Short Position)	H shares	0.57%	0.10%	78,657,927 shares as interest of controlled corporation; and 618,000 shares as investment manager
	1,382,335,324 (Shares available for lending)	H shares	9.96%	1.71%	Approved lending agent
Citigroup Inc.	1,245,294,634 (Long Position)	H shares	8.97%	1.54%	44,001,651 shares as interest of controlled corporation; and 1,201,292,983 shares as approved lending agent
	9,914,632 (Short Position)	H shares	0.07%	0.01%	Interest of controlled corporation
	1,201,292,983 (Shares available for lending)	H shares	8.66%	1.48%	Approved lending agent
The Bank of New York Mellon Corporation	1,190,211,519 (Long Position)	H shares	8.58%	1.47%	Interest of controlled corporation
	625,101,100 (Short Position)	H shares	4.50%	0.77%	Interest of controlled corporation
	534,051,135 (Shares available for lending)	H shares	3.85%	0.66%	Interest of controlled corporation
BlackRock, Inc.	1,132,947,753 (Long Position)	H shares	8.16%	1.40%	Interest of controlled corporation
	22,056,000 (Short Position)	H shares	0.16%	0.03%	Interest of controlled corporation
Templeton Global Advisors Limited	1,087,529,062 (Long Position)	H shares	7.84%	1.34%	Investment manager

Report of the Directors

Save as disclosed above, as at 31 December 2018, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares and underlying shares of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2018, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year in 2018, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Transactions, Arrangements or Contracts

On 22 June 2018, the Company, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”) entered into the Capital Contribution Agreement to jointly establish a finance company currently named as China Telecom Group Finance Co., Ltd.. Mr. Yang Jie, the then Chairman of the Company who also served as the then Chairman of China Telecommunications Corporation, and Mr. Sun Kangmin, a then executive Director, who was the then Chairman of CCS, both abstained from voting on the relevant board resolutions. Please refer to page 64 of this annual report for further details.

At the Board meeting held on 20 August 2018 in relation to the renewal of continuing connected transactions between the Company and China Telecommunications Corporation, Mr. Yang Jie, the then Chairman of the Company who also served as the then Chairman of China Telecommunications Corporation, abstained from voting on the relevant board resolutions. Please refer to pages 73 to 74 of this annual report for details of the above renewal.

In addition, save as disclosed above and the service agreements with the Company, for the year ended 31 December 2018, the Directors and Supervisors of the Company did not have any material interest, whether directly or indirectly, in any transactions, arrangement or contract which was significant to the Company’s business and which was entered into by the Company, its parent company or any of its subsidiaries or fellow subsidiaries. None of the Directors or Supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 33 of the audited consolidated financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2018.

Report of the Directors

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Material Acquisitions and Disposals

For the year ended 31 December 2018, the Company had no material acquisitions and disposals.

Public Float

As at the date of this report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange.

Summary of Financial Information

Please refer to pages 262 to 263 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2018.

Bank Loans and Other Borrowings

Please refer to note 19 of the audited consolidated financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 31 of the audited consolidated financial statements for details of the Group’s capitalised interest for the year ended 31 December 2018.

Fixed Assets

Please refer to note 4 of the audited consolidated financial statements for movements in the fixed assets of the Group for the year ended 31 December 2018.

Reserves

Pursuant to Article 149 of the Articles of Association, where the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and regulations, materially differ from those prepared in accordance with either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2018, calculated on the above basis and before deducting the proposed final dividends for 2018, amounted to RMB133,076 million.

Please refer to note 25 of the audited consolidated financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2018.

Equity-linked Agreements

For the year ended 31 December 2018, the Company has not entered into any equity-linked agreement.

Donations

For the year ended 31 December 2018, the Group made charitable and other donations with a total amount of RMB20 million.

Report of the Directors

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited consolidated financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2018.

Permitted Indemnity

For the year ended 31 December 2018 and as at the date of approval of this report, the Company has arranged appropriate insurance cover in respect of legal actions against the directors of the Group.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited consolidated financial statements of the year (page 166 of this annual report).

Retirement Benefits

Please refer to note 44 of the audited consolidated financial statements for details of the retirement benefits provided by the Group.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2018, revenue generated from the five largest customers of the Group accounted for an amount of less than 30% of the total operating revenues of the Group.

For the year ended 31 December 2018, purchases from the five largest suppliers of the Group accounted for an amount of less than 30% of the total annual purchases of the Group.

Share Appreciation Rights

At the second extraordinary general meeting held by the Company on 26 October 2018, the adoption of share appreciation rights scheme was approved. The share appreciation rights scheme shall remain valid for 10 years from the effective date of the scheme. During the effective period of the share appreciation rights scheme, the Company may grant the share appreciation rights to the incentive recipients pursuant to the scheme. Upon the expiry of the share appreciation rights scheme, the Company shall not grant any share appreciation rights to any incentive recipients pursuant to the scheme; however, all provisions contemplated thereunder the scheme shall remain in force for any share appreciation rights granted pursuant to the scheme.

As set out in the Company’s supplemental circular dated 4 October 2018, the purpose of the share appreciation rights scheme is to provide incentives to certain key personnel (excluding independent Directors and Supervisors) of the Company. The scheme will enable the Company to establish and optimise the performance-oriented culture for value creation for the shareholders so as to promote long-term stable development as well as strengthen the core competitiveness of the Group.

Report of the Directors

Under the share appreciation rights scheme, (1) the total number of share appreciation rights units to be granted to the key personnel of the Company within the effective period of the scheme shall not exceed 10% of the total share capital of the Company; (2) the number of share appreciation rights units to be granted to each grantee in any 12-month period shall not exceed 1% of the total share capital of the Company; (3) the highest proportion of the earnings from exercise of share appreciation rights to the total remuneration of the incentive recipient at the grant of the share appreciation rights shall be 40%. The above total share capital refers to the total issued share capital of the Company at the time of the most recent grant under the scheme.

The effective date of grant of the share appreciation rights shall be determined by the Board after the respective grant is approved by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC. The exercise price of the share appreciation rights under the scheme shall be the highest of the following three prices:

(1)	the closing price of the H Shares of the Company stated in the daily quotations sheets of the Hong Kong Stock Exchange on the date of grant;

(2)	the average closing price of the H Shares of the Company stated in the daily quotations sheets of the Hong Kong Stock Exchange for the five consecutive trading days prior to the date of grant;

(3)	nominal value of the H Shares of the Company.

Please refer to note 45 of the audited consolidated financial statements for other details of the share appreciation rights scheme of the Company.

Connected Transactions

Establishment of a Finance Company

On 22 June 2018, the Company, China Telecommunications Corporation and CCS entered into the Capital Contribution Agreement, pursuant to which the parties agreed to jointly establish China Telecom Group Finance Co., Ltd. (“China Telecom Finance”), a limited liability company incorporated in the PRC for the purpose of providing capital and financial management services to the member units of China Telecommunications Corporation. Pursuant to the Capital Contribution Agreement, the registered capital of China Telecom Finance is RMB5,000 million. The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represent 70%, 15% and 15% of the total registered capital of China Telecom Finance. Please refer to the announcement published by the Company on 22 June 2018 for further details.

On 1 February 2019, the Board of the Company announced that the respective financial services framework agreements were entered into by the Company and China Telecom Finance, China Telecom Finance and China Telecommunications Corporation, China Telecom Finance and CCS on 1 February 2019. For the terms of the financial services framework agreements, please refer to the announcement published by the Company on 1 February 2019 and the Company’s circular dated 27 February 2019.

Report of the Directors

Continuing Connected Transactions

The following table sets out the amounts of the Group’s continuing connected transactions with China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)1 for the year ended 31 December 2018:

Transactions	Transaction amounts (RMB millions)	Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services	519	1,300
Net expenses for interconnection settlement	124	800
Mutual leasing of properties	761	1,600
Provision of IT services by China Telecom Group	1,895	2,200
Provision of IT services by the Group	531	700
Provision of community services by China Telecom Group	3,296	4,000
Provision of supplies procurement services by China Telecom Group	3,760	7,000
Provision of supplies procurement services by the Group	2,760	5,500
Provision of engineering services by China Telecom Group	16,396	19,500
Provision of ancillary telecommunications services by China Telecom Group	16,744	17,000
Provision of Internet applications channel services by the Group	298	4,000

Note 1:

China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

Report of the Directors

On 23 September 2015, the Company and China Telecommunications Corporation entered into supplemental agreements and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement (the “Agreements”) with the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. The pricing terms of the agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Hong Kong Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the agreements. Details of the respective Agreements are shown below:

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecom Group in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecom Group to the Group and the common use of international telecommunications facilities by both parties. The aggregate costs incurred by the Group and China Telecom Group for the provision of management and operation services will be apportioned between the Group and China Telecom Group on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecom Group, the Group will pay premises usage fees to China Telecom Group on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecom Group, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecom Group shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining whether the relevant

Report of the Directors

market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Centralised Services Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology of the PRC from time to time. Interconnection charges are currently RMB0.06 per minute for local calls originated from the Group to China Telecom Group. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian [2003] No. 454)” promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Interconnection Settlement Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecom Group can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates. Market rates shall mean the rental charges at which the same or similar type of properties or adjacent properties are leased by independent third parties in the ordinary course of business under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rental charges of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The rental charges are subject to review every 3 years.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Property Leasing Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecom Group can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecom Group is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference.

Report of the Directors

In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. The Group shall solicit at least three tenderers for the tender process. If the terms offered by the Group or China Telecom Group are no less favourable than those offered by an independent third party provider, the Group or China Telecom Group may award the tender to the other party.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the IT Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecom Group provides the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant “reasonable profit margin”, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference.

Report of the Directors

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Community Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecom Group and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non- telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Supplies Procurement Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Report of the Directors

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecom Group through bids provides to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by independent third parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price, which is determined in accordance with the relevant tendering procedure of the Group and the relevant laws and regulations in the PRC, including the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. The Group shall solicit at least three tenderers for the tender process.

The Group does not accord any priority to China Telecom Group to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecom Group are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecom Group.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecom Group provides the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

Report of the Directors

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Internet Applications Channel Services Framework Agreement”), the Company provides Internet applications channel services to China Telecom Group. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Internet Applications Channel Services Framework Agreement on the same terms (except the pricing terms) for a further term of 3 years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Review of Continuing Connected Transactions

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the connected transactions the Company conducted in the year 2018.

The Company’s external auditor was engaged to report on the Group’s continuing connected transactions for the year ended 31 December 2018 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

Report of the Directors

The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended 31 December 2018 and have confirmed to the Board that nothing has come to their attention that causes them to believe that the relevant continuing connected transactions:

(1)	have not been approved by the Board of the Company;

(2)	(for transactions involving the provision of goods or services by the Group) were not entered into, in all material respects, in accordance with the pricing policies of the Group;

(3)	were not entered into, in all material respects, in accordance with the terms of the agreements governing such transactions; and

(4)	have exceeded the annual caps as set by the Company.

A copy of the auditors’ letter in relation to the continuing connected transactions has been provided by the Company to the Hong Kong Stock Exchange.

The Independent Non-Executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2018 to which the Group was a party:

(1)	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

(2)	had been entered into either:

(i)	on normal commercial terms or better; or

(ii)

if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

(3)	had been entered into in accordance with the relevant terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Independent Non-Executive Directors have further confirmed that:

The values of continuing connected transactions for the year ended 31 December 2018 entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Renewal of Continuing Connected Transactions

On 20 August 2018, the Company and China Telecommunications Corporation entered into supplemental agreements, and renewed the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement, the Interconnection Settlement Agreement, the Community Services Framework Agreement, the Centralised Services Agreement, the

Report of the Directors

Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Internet Applications Channel Services Framework Agreement for a further term of three years from 1 January 2019 to 31 December 2021. Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 20 August 2018, the charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 or engineering construction projects with a value of over RMB4,000,000 shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The Group shall solicit at least three tenderers for the tender process. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations, both parties agreed to apply such amended rules and regulations and no amendment to the supplemental agreement is required. The renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the applicable renewed annual caps thereto were approved at the second extraordinary general meeting of the Company held on 26 October 2018. For details of the pricing terms of all other renewed agreements, please refer to the announcement published by the Company on 20 August 2018 and the circular dated 10 September 2018.

Commercial Pricing Arrangement in respect of the Lease of Telecommunications Towers and Related Assets from China Tower Corporation Limited

On 8 July 2016, the Company and China Tower entered into the Commercial Pricing Agreement pursuant to which the provincial companies of both parties entered into the Provincial Service Agreement (I) therein. On 1 February 2018, both parties entered into a supplemental agreement on the basis of the original agreement for adjustment of certain pricing terms. Please refer to the announcements published by the Company on 8 July 2016 and 1 February 2018 for further details.

Business Review

Relating to the details of the material development of the Group in 2018, a fair review of the business and a discussion and analysis of the Group’s performance during the year and the material factors underlying its results and financial position are provided in the Statement from the Board on pages 10 to 19, Business Review on pages 32 to 43 and Financial Review on pages 44 to 51 of this annual report. Description of the principal risks and uncertainties faced the Group can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 82 to 155 of this annual report. Particulars of important events affecting the Group that have occurred after 31 December 2018, if any, can also be found in the Notes to the Consolidated Financial Statements. The outlook of the Group’s business is discussed throughout this annual report including in the Statement from the Board.

Report of the Directors

Description of the Group’s key relationships with its employees, customers, suppliers and others that have a significant impact on the Company and on which the Company’s success depends can be found throughout this annual report, particularly in the Environmental, Social and Governance Report on pages 82 to 155 of this annual report. In addition, more details regarding the Group’s performance by reference to financial key performance indicators and environmental policies, as well as compliance with relevant laws and regulations which have a significant impact on the Group, are provided in the Statement from the Board, Business Review, Financial Review, Environmental, Social and Governance Report of this annual report. Each of the above- mentioned relevant contents form an integral part of this Report of the Directors.

Compliance with the Corporate Governance Code

Please refer to the Environmental, Social and Governance Report set out on pages 82 to 155 of this 2018 annual report of the Company for details of our compliance with the Corporate Governance Code.

Material Legal Proceedings

As at 31 December 2018, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP were appointed as the international and domestic auditors of the Company, respectively for the year ended 31 December 2018. Deloitte Touche Tohmatsu has audited the accompanying consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The Company has appointed Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2019 will be proposed to the Annual General Meeting of the Company to be held on 29 May 2019.

By Order of the Board

Ke Ruiwen

Executive Director, President and Chief Operating Officer

Beijing, China

19 March 2019

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of the shareholders, the Company and the employees.

I. The work status of the Supervisory Committee of the Company

During the reporting period, the Supervisory Committee held two meetings. At the second meeting of the Sixth Session of the Supervisory Committee held on 20 March 2018, the Supervisory Committee reviewed and approved five agenda items, including the financial statements for the year 2017, the auditor’s report issued by the external auditors, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2017, the working plan of the Supervisory Committee for the year 2018, and passed the relevant resolutions. Regarding profit distribution and dividend proposal, internal control formulation and connected transactions, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. At the third meeting of the Sixth Session of the Supervisory Committee held on 13 August 2018, the Supervisory Committee reviewed and approved the interim financial statements of the Company for year 2018 and the review report of the external auditors, and passed the relevant resolutions. Regarding the Company’s operating results, the review of the interim financial statements and connected transactions, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant Board meetings and Audit Committee meetings.

II. The overall assessment of the operation management and performance during the reporting period

The Supervisory Committee believed that during the reporting period, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fully fulfilled their responsibilities in accordance with the Articles of Association of the Company, diligently implemented the resolutions of shareholders’ meetings and the Board meetings, and strictly complied with the relevant regulations governed for listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules and Articles of Association of the Company, or damaged the interests of shareholders.

Report of the Supervisory Committee

During the reporting period, the Company grasped the opportunities arising from the development of digital economy and rode on the tide by leveraging the precision insights into market trends and customer demands. With deepened implementation of step-up transformation, promotion of reform and innovation on all fronts, and proactive accumulation of 5G capability, the Company accelerated the development of new impetus, effectively responding to the complicated and challenging external environment, as well as increasingly fierce competition and achieving new breakthroughs in expanding the business scale while firmly elevating the corporate value. In 2018, the operating revenues of the Company amounted to RMB377.1 billion, of which, service revenues amounted to RMB350.4 billion, representing an increase of 5.9% over last year (if excluding the impact of the application of International Financial Reporting Standard 15 for the current year, it represented an increase of 7.2% over last year), with revenue growth surpassing the industry average for many consecutive years. Revenues from emerging businesses accounted for 51.9% of service revenues, representing an increase of nearly 6 percentage points over last year with continual optimisation of revenue structure. EBITDA reached RMB104.2 billion, representing an increase of 2.0% over last year. Net profit amounted to RMB21.2 billion, representing an increase of 13.9% over last year, while basic earnings per share were RMB0.262, achieving rapid growth. Capital expenditure was RMB74.9 billion, representing a decrease of 15.5% over last year being the third consecutive annual decline. Free cash flow reached RMB22.5 billion, representing a remarkable increase over last year.

In summary, the Company seized the precious opportunities arising from the benefits released from data traffic, while actively capitalising on increasing demand from corporates subscribing for cloud services. The Company expedited products innovation, promoted overall upgrade of integration, strengthened its network edges, and improved its operational capability. As a result, the Company rapidly improved its competitiveness, achieved a record high pace in terms of market expansion, and rapidly magnified corporate growth momentum. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and persisted in as well as excelled in fulfilling its social responsibilities, such as its inherent corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and social welfare responsibilities.

Report of the Supervisory Committee

III. The independent opinion on the relevant matters during the reporting period

1. The opinion raised by the Supervisory Committee on the compliance of the operation of the Company with laws and regulations

Pursuant to the relevant laws and regulations of PRC, the Supervisory Committee monitored the convening procedures and resolutions of the meetings of the Board, the implementation by the Board of the resolutions approved by the shareholders’ meetings, the performance of duties by the Company’s senior management, and the Company’s management policies. The Supervisory Committee is of the view that the Directors and the senior management, in performing their duties, strictly complied with the relevant rules and regulations, safeguarded the legitimate rights and interests of the Company and the shareholders as a whole especially those of the minority shareholders, actively promoted the regulated operations of the Company, enhanced the level of corporate governance of the Company, followed lawful procedures in their decision-making, implemented resolutions of the shareholders’ meetings. The Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company.

2. The opinion raised by the Supervisory Committee on the financial implementations of the Company

Through the supervision and inspection of the Company’s financial policies and financial condition, the Supervisory Committee is of the view that the Company is able to strictly comply with the regulatory requirements such as section 404 of the US Sarbanes-Oxley Act and to continue to enhance its internal controls over financial reporting, while effectively controlling and managing the Company in accordance with rules and regulations. The Supervisory Committee suggested the Company to strengthen risk control as well as investment efficiency assessment in the area of emerging businesses. Upon the review of the financial statements for the year 2018 with unqualified audit opinion and other

Report of the Supervisory Committee

relevant information to be tabled at shareholders’ meetings, which were prepared in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company respectively, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial condition, operating results and cash flows.

In 2019, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company and monitor the Company to fulfill its commitment to its shareholders. The Supervisory Committee will supervise the Company’s implementation of important measures committed to shareholders and focus on “Three Goals, Three Missions and Three Initiatives to drive transformation”, to speedily promote the implementation of important measures in the process of corporate high-quality development, and will further broaden the work plan of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors.

By Order of the Supervisory Committee

Sui Yixun

Chairman of the Supervisory Committee

Beijing, China

19 March 2019

Recognition and Awards

Institutional Investor
All-Asia Executive Team 2018
CHINA TELECOM
MOST HONORED COMPANIES
TELECOMMUNICATIONS
FinanceAsia
ASIA'S BEST COMPANIES 2018
China Telecom
ESG
BEST ASIA
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Recognition and Awards

2018 INTERNATIONAL
ARC AWARDS
GOLD WINNER
2018 INTERNATIONAL
ARC AWARDS
GOLD WINNER
2018 INTERNATIONAL
ARC AWARDS
GOLD WINNER
2018 INTERNATIONAL
ARC AWARDS
GOLD WINNER
W3
2018 W3 Awards
Gold Winner
ASIAN EXCELLENCE
ARC
AWARDS
INTERNATIONAL
XXXII
32ND ANNUAL COMPETITION
WORLD'S BEST ANNUAL REPORTS
2018 ARC AWARDS

Environmental, Social and Governance Report

GREEN DEVELOPMENT

OPERATING WITH INTEGRITY

WIN-WIN COOPERATION

CREATING VALUE TOGETHER

Environmental, Social and Governance Report

As a large-scale and leading integrated information services operator in the world, China Telecom all along persists in incorporating the environmental, social and governance (“ESG”) responsibilities into corporate operation and management, and has established and continues to optimise effective risk management and internal control systems in relation to ESG. With rapid development of mobile Internet and swift upgrade of information consumption, the Company continues to promote corporate transformation and accelerates business upgrade, endeavouring to provide premium network information services for users and striving to be a leading integrated intelligent information services operator.

The Company has strictly complied with the provisions of the Environmental, Social and Governance (ESG) Reporting Guide as set out in Appendix 27 to the Listing Rules of The Stock Exchange of Hong Kong Limited in 2018, and considers the concerns of stakeholders and the environmental, social and governance issues identified by the Company in the course of operations as a basis for reporting. In 2018, the Company further refined its own System of Environmental, Social and Governance (ESG) Indicators, improved the internal process for collecting and monitoring the data on ESG performance and strengthened procedures on ESG data collection, review and application to ensure detailed information on how the Company fulfills its responsibility in the aspect of environmental, social and governance as required under the relevant provisions has been disclosed. This report is a yearly report which covers the Company and its subsidiaries (branches) for the period from 1 January 2018 to 31 December 2018. For details of compliance with ESG Reporting Guide, please see the ESG Reporting Guide Index in this report. There are no significant changes in the scope of this report from the ESG Report published in the 2017 annual report.

This report has been reviewed and approved by the Board of Directors of the Company for publication.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

By adhering to the core values of “comprehensive innovation, pursuing truth and pragmatism, people-oriented approach and creating shared value”, China Telecom persists in incorporating corporate responsibilities in the aspect of Environmental, Social and Governance (ESG) into development strategy, daily operation and management activities. The Company also perseveres in the fulfillment of its responsibilities for the stakeholders, while committing to step on a responsible development path and continuously enhancing corporate comprehensive values.

Inherent Corporate Responsibilities
Building "Cyberpower"
Responsibilities towards Employees
Caring for Employees
A leading integrated intelligent information services operator
Responsibilities towards Shareholders
Persistent Enhancement of Corporate Value
Environmental Responsibilities
Implementing Green Development
Responsibilities towards Customers
Providing Heartfelt Services to Customers
Social Welfare Responsibilities
Enthusiastically Participating in Community Charity Affairs

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Inherent corporate responsibilities:

As a national mainstream telecommunications operator, there are inherent corporate responsibilities towards the fundamental network, new style communication facilities, universal services, network information security, emergency communications, technology innovation and value chain development. China Telecom unwaveringly exerts the backbone function and persistently contributes to the establishment of “Cyberpower”.

Responsibilities towards shareholders:

Shareholders are investors of a corporation. China Telecom insists on carrying out robust operations, striving to honour its commitment to shareholders through achieving excellent operating results and continuously enhancing its corporate values.

Responsibilities towards customers:

Customers are the foundation for corporate sustainable development. China Telecom strives to protect customers’ rights in accordance with law, gain in-depth understanding of customers’ need, unwaveringly innovate products for customers, and provide heartfelt services to customers, all of which enable our customers to fully enjoy their digital lives.

Responsibilities towards employees:

Employees are the most valuable assets of a corporation. China Telecom safeguards the interests of its employees in accordance with laws, promotes staff development, encourages employees to participate in management, takes care of its employees’ well-being, and strives to enable employees and the Company to grow together.

Environmental responsibilities:

It is a mission of all mankind to develop a green and environmentally friendly environment. Through promoting green elements in management, procurement, operation, office administration and community welfare activities, China Telecom strives to achieve an environmentally friendly green development to assist the green development of economy and society.

Social welfare responsibilities:

Commitment to charitable social activities facilitates a better society. China Telecom takes the initiatives to give back to society by enthusiastically participating in community charity affairs.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

I. Promoting responsibility management

The Company strictly complies with the provisions of the Environmental, Social and Governance Reporting Guide as set out in Appendix 27 to the Listing Rules of The Stock Exchange of Hong Kong Limited. The Board of Directors of the Company attaches high importance to the work on Environmental, Social and Governance (“ESG”), and is responsible to evaluate and determine the Company’s ESG-related risks, ensuring the Company has established effective ESG risk management and internal control systems and formulated the Company’s ESG management policy and strategy. The Board also regularly reviews the Company’s performance and approves the disclosure of ESG reports to ensure the Company’s level in fulfilling ESG responsibility is persistently improved. This report has been reviewed and approved by the Board of Directors for publication.

The Company establishes an ESG working group which is managed by senior management, while the corporate strategy department coordinates the daily work of ESG with relevant departments in the headquarters, provincial branches, professional companies and units directly under the headquarter. ESG working group is authorised to be responsible for the implementation of the Company’s ESG strategies, continuously promoting ESG performance management and monitoring, information disclosure and relevant fundamental management work.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

The Company established its own system of ESG Indicators, set up the internal process of collecting and monitoring the data on ESG performance and refined procedures on ESG data’s collection, review and application. In accordance with A Step-By-Step Guide to ESG Reporting issued by the Hong Kong Stock Exchange in 2018, the Company perfected its information disclosure and regulated the disclosure of detailed information on how the Company fulfills its responsibility in the aspect of ESG governance.

The Company promotes communication with its investors, customers, employees, government and regulatory institutions, communities and other stakeholders through various channels including announcements, reports, meetings, seminars, visits, service hotlines, questionnaires and events. The Company earnestly listens to the expectations, interests and needs of the stakeholders, sorts out the opinions and suggestions from all parties and actively respond to the concerns raised.

Stakeholders’ Expectations on the Company and Our Response

Stakeholders	Communication Mechanism and Method	Expectations on the Company	Our Response
Investors	• Statements and announcements • Reports and visits • Daily communication • Investor conferences	• Value retention and appreciation • Regulating corporate governance • Operational risk prevention • Regulating information disclosure

•  Operate steadily and continue to create value for shareholders

•  Improve corporate governance level and continuously improve internal control system

•  Protect the rights of investors, especially small and medium investors, in accordance with laws

•  Strictly comply with the disclosure requirements of corporate information

Customers	• Customer service hotline • Account manager’s visits • Customer surveys • Customer communication activities	• Suitable and good business products • Enhancement of service quality • Tariff charges reduction • Harmful information prevention • Personal privacy protection

•  Promote business and products innovation

•  Promote transparent consumption

•  Set reasonable and preferential tariff charges

•  Regulate value-added service cooperation management

•  Protect customer information in accordance with laws

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Stakeholders	Communication Mechanism and Method	Expectations on the Company	Our Response
Employees	• Employees‘ representative congress • Employee-management conversations • Employee opinion surveys • Complaints and grievances	• Legal rights protection • Realisation of professional development • Management participation • Caring for employees

•  Regulate labour management

•  Optimise income distribution and welfare protection mechanism

•  Reinforce employee training and improve career development

•  Exploit the function of employees’ representative congress

•  Improve work conditions

Government and Regulatory Institutions	• Meetings • Statements or reports • Reports and visits	• Compliance with laws and regulations • Government management requirement implementation • Facilitation of industry development • Promotion of Employment

•  Govern the corporate in accordance with laws, and operate with integrity

•  Pay taxes in accordance with laws, and foster employment opportunities

•  Provide innovative informationalised products and services, promote high-quality economic development

•  Actively provide advice and suggestions

Supply Chain	• Business communication • Business trainings • Seminars or forums	• Equal and mutually beneficial cooperation • Co-creation of value • Promotion of industry development	• Cooperate with integrity, create mutual benefit and achieve win-win • Actively create an industrial ecosphere and promote industry development

Peers	• Forums or conferences • Dispute coordination and resolution • Working groups • Visits	• Lawful and fair competition • Reinforcement in communication and cooperation and promotion of healthy development of the industry	• Actively communicate and exchange experience • Promote inter-connection • Actively engage in co-construction and co-sharing

Environmental, Social and Governance Report

Corporate Governance Report

Stakeholders	Communication Mechanism and Method	Expectations on the Company	Our Response
Community	• Community communication activities • Community co-construction activities • Social welfare activities	• Environment protection • Universal services • Emergency communications assurance • Assisting vulnerable groups

•  Implement energy conservation and emission reduction as well as environmental protection measures

•  Actively fulfill universal services obligation

•  Maintain smooth communication

•  Promote poverty alleviation and help the disabled and people in need

In accordance with the ESG subject areas contained in the Environmental, Social and Governance Reporting Guide, while taking into consideration the expectations and needs of stakeholders based on the characteristics of our business operation and the industry as well as the impact of our business operation on the economy, environment and society, the Company assesses ESG issues that are relevant and material to the Company’s operation from the dual perspectives of its importance to stakeholders and its impact on the Company’s business operations, and selects and establishes a materiality matrix (see below) as the basis for the Company’s ESG report’s disclosure.

Environmental, Social and Governance Report

Corporate Governance Report

The main issues of this report are presented in the following table:

Environmental, social and governance areas listed in the Environmental, Social and Governance Reporting Guide of the Hong Kong Stock Exchange	Main issues of environmental, social and governance for the Company
Subject Area A: Environmental
A1 Emissions	• Promoting energy conservation and emission reduction
A2 Use of Resources	• Conservation of natural resources
A3 The Environment and Natural Resources	• Emphasising environmental protection in engineering construction • Promoting the co-construction and co-sharing of communication infrastructure

Subject Area B: Social
B1 Employment	• Safeguarding the rights of employees in compliance with laws • Caring for employees’ well-being
B2 Health and Safety	• Enhancing production safety and health and safety management
B3 Development and Training	• Actively promoting employee development
B4 Labour Standards	• Child and forced labour prevention
B5 Supply Chain Management	• Promoting responsible supply chain
B6 Product Responsibility

•  Speed upgrade and tariff reduction

•  Promoting universal services

•  Maintaining network information security

•  Assuring emergency communications

•  Protecting the rights of customers

•  Enhancing service capabilities

B7 Anti-corruption	• Operating with integrity and in compliance with laws • Integrity governance and anti-corruption
B8 Community Investment	• Participation in social welfare activities

This report is a yearly report which covers the policies, measures and performance on the ESG-related issues of the Company and its subsidiaries (branches) for the period from 1 January 2018 to 31 December 2018 (reporting period). For details of compliance with the Environmental, Social and Governance Reporting Guide of the Hong Kong Stock Exchange, please refer to the ESG Reporting Guide Index in this report.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

II. Operating with integrity and in compliance with laws

China Telecom governs the corporate in accordance with laws and regulations, persists in operating in compliance with laws and integrity through abidance by relevant laws and regulations and industry regulations. We established an all-rounded and seamless compliance system featuring internal control, audit supervision, anti- corruption and comprehensive risk management. The Company has established a sound, long-term and effective communication mechanism in order to regulate the disclosure of corporate information, and is open to government supervision and public scrutiny.

In accordance with Company Law of the People’s Republic of China, Accounting Law of the People’s Republic of China, Contract Law of the People’s Republic of China, Cybersecurity Law of the People’s Republic of China, Anti-Monopoly Law of the People’s Republic of China, Anti-Unfair Competition Law of the People’s Republic of China, Securities Law of the People’s Republic of China, Code of Corporate Governance for Listed Companies in China published by the China Securities Regulatory Commission and other laws and regulations and the regulatory requirements governing internal control of listed companies in capital markets such as the USA and Hong Kong, the Company established its Internal Control Manual to ensure that the Company’s operation management is in compliance with laws and regulations, the assets are secured, and the financial reports and relevant information are accurate and complete.

In compliance with the Trademark Law of the People’s Republic of China, Patent Law of the People’s Republic of China and other laws and regulations, the Company implemented systems and measures including Guidance Opinions of China Telecom on Strengthening Intellectual Property Work, Operation Guidelines of Intellectual Property Management in Product Development, Administrative Measures on Trademark Management of China Telecom Group, Interim Measures for the Patent Management of China Telecom Group. The Company established a sound intellectual property management system and strengthened the protection of intellectual property rights.

The Company strictly executed the laws and regulations on integrity governance and anti-corruption, established and optimised five major mechanisms including anti-corruption education and prevention, system monitoring, discipline and accountability, fault tolerance and correction, and inspection and check. The Company formulated guidance opinions on construction of integrity culture and code of conduct such as integrity manual, and opened and operated a public WeChat account called “China Telecom with Integrity”; set up whistleblowing postal mailbox, emails and hotline to address any report of whistleblowing allegations and relevant complaints against its employees as well as relevant criticism, opinions and recommendations on integrity construction and anti- corruption work.

Environmental, Social and Governance Report

Corporate Governance Report

In 2018, according to the laws and regulations and the requirements of regulatory authorities, in line with the changes in business operations, the Company continuously strengthened compliance management, perfected the Internal Control Manual and other rules and regulations, continuously assessed the implementation of rules and regulations, and timely rectified the problems once being identified.

III. Providing high quality network assurance

China Telecom promoted the construction of fundamental network and new style fundamental infrastructure, while at the same time commencing network “Speed Upgrade and Tariff Reduction”, promoting universal services, maintaining network information security and assuring emergency communications in order to provide high quality network assurance.

Promoting “Speed Upgrade and Tariff Reduction”

To construct higher quality 4G and fibre broadband network, the Company enhanced in-depth coverage level of 4G network and devoted to improve network quality, particularly in traffic-intensive and voice-intensive zones such as high-speed trains, expressways, colleges and universities, high-density residential areas, high data traffic commercial areas and subways by applying dynamic bandwidth expansion in our base stations on a monthly basis, and thus enhancing customer experience. To achieve commercial trials of VoLTE (based on 4G network calls), the Company further enhanced the fibre broadband coverage in urban cities and towns, and integrated customers’ needs to actively deploy Thousand-Mbps fibre broadband network. The Company continued to reduce handset data tariff and ceased to charge domestic data roaming fees, while the long-distance tariff charges for international, Hong Kong, Macau and Taiwan were further reduced and standard tariff for business dedicated line products was reduced. “Speed Upgrade and Tariff Reduction” has benefited a broad range of users. The requirement of reducing data tariff of mobile network by at least 30% has been accomplished, while the average wireline broadband access bandwidth increased to 104 Mbps.

Promoting universal services

The Company continuously promotes the construction of communication networks in rural areas and remote rural villages and strives to improve broadband access coverage in rural areas. The Company has set up local services points for rural villages, proactively promoted informatisation applications and e-commerce development in rural areas, which accelerated to promote the prosperity of rural villages. The Company also accelerated the construction of universal services projects and accomplished the construction task of building the fibre cables of approximately 50,000 administrative villages during the year. Continuing to promote network poverty alleviation, we achieved “Double 75%” coverage of fibre broadband and 4G for administrative villages in the deep poverty regions, including “Three Districts and Three Prefectures”. “Three Districts“ means Tibet, Sidi Prefecture in southern Xinjiang, and Tibetan areas in Qinghai, Sichuan, Yunnan and Gansu Provinces. “Three Prefectures” means Linxia Prefecture in Gansu, Liangshan Prefecture in Sichuan, and Nujiang Prefecture in Yunnan, creating better telecommunications and network condition for poverty-stricken villages to alleviate poverty.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Maintaining network information security

The Company complies with the Cybersecurity Law of the People’s Republic of China and other laws and regulatory requirements in relation to network information security, conscientiously implements the requirements of the Ministry of Industry and Information Technology, Ministry of Public Security and other authorities on prevention and cracking down on communication information frauds, and proactively takes preventative and corrective actions on various network and information security risks. In 2018, the Company further improved the network and information security management systems and perfected normalised discussion and work mechanism. The Company strengthened network and information security trainings and carried out promotion activities widely to the public through sales outlets and other channels during the promotion week for national network security. With the implementation of the measures on preventing communication information frauds such as real name authentication of IoT cards, the accountability and punishment system has been strengthened. We also strengthened the response plan on network and information security risks and governed the network security flaws promptly. As a result, the number of network security flaws of China Telecom informed by the Ministry of Industry and Information Technology had significant decreased compared to last year. We undertook the requirement from the Ministry of Industry and Information Technology on ratification of Internet environment, with over 12,000 phishing and fraud websites disposed of during the year. In response to the network security emergency plan promulgated by the Cyberspace Administration of China and the Ministry of Industry and Information Technology, the Company formulated the public Internet network security emergency plan.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Assuring emergency communications

The Company is truly committed to the mission of providing safe and smooth assurance communications, and is devoted to fight against a number of severe natural disasters such as earthquake, typhoon, flood and landslide and to safeguard important events. In 2018, we successfully accomplished disaster relief and emergency telecommunications assurance for debris flow in places including Gansu and Sichuan, typhoon “Mangkhut” and typhoon “Ampil”, earthquake in Yunnan Mojiang, landslide in Jinsha River and Yarlung Zangbo River with over 80,000 relief workers, over 20,000 rescue vehicles and over 17,000 pieces of emergency communication equipments deployed and over 37 million emergency public service messages sent. We also successfully provided telecommunications assurance for important events including the Shanghai Cooperation Organisation Qingdao Summit, Beijing Summit of the Forum on China-Africa Cooperation, the first China International Import Expo, Boao Forum for Asia, World Internet Conference, the first Digital China Summit with over 150,000 assurance personnel and over 20,000 rescue vehicles were deployed.

IV. Providing heartfelt services to customers

China Telecom has a profound understanding of the customers’ needs. While being dedicated to providing customers with fundamental service such as high-quality 4G and fibre broadband, as well as emerging businesses including HD IPTV, cloud computing, Big Data, Internet of Things, digitalised ICT industrial informatisation application and mobile payments, the Company focuses on protecting customer rights, persists in construction of service capability, promotes intelligent service, endeavouring to improve service quality and service level.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Protecting the rights of customers

The Company strictly conforms to the laws and regulations regarding consumer rights and interests such as Law of the People’s Republic of China on Protection of Consumer Rights and Interests and Advertising Law of the People’s Republic of China, dedicates to provide products and services in compliance with laws and regulations, performs compliance checks on advertisement campaigns and continuously standardises the business tariff management.

The Company strictly complies with the Cybersecurity Law of the People’s Republic of China and other laws and regulatory requirements, implements the relevant regulatory requirements of the government, continuously improves the users’ personal information protection management system, and strengthens the protection of users’ personal information. In 2018, the Company conscientiously followed the Administrative Measures of China Telecom on Security Management of Personal Information of Users and the Administrative Measures of China Telecom on Security Management of Information of Users and other regulations, carried out supervision and inspection on users’ personal information and urged enterprises at all levels to implement the division of responsibility on protection of users’ personal information in order to ensure that business, operations and systems must thoroughly protect information security. We regulated behaviours of collecting, storing, transmitting, using and destroying of user information and strictly controlled the authorisation permission for sales staff to access and edit customers account information in order to “collect information for a proper purpose, store and use the information properly, record the supporting for information usage, and investigate the abuse of information”.

The Company collected and listened to users’ opinions via channels like “Hotline 10000”, online and physical stores, and continuously carried out events such as “Customer Rights Day”, “General Manager’s Service Day” and “Listen to Hotline 10000”. In 2018, we strengthened the control and management on complaints that we received, accelerated the process on handling the complaints and established a two-level complaint tracking and improvement mechanism at headquarters and provincial branches in order to promptly rectify issues. Among them, in respect of the hot topics such as the controversial issue on the fee of value- added services and the different rights between new and old users, the Company remediated in a timely manner and carried out a “zero tolerance” policy on illegitimate deduction of tariff. The customer complaint rate of China Telecom for 2018 was lower than the target set by the Ministry of Industry and Information Technology, which remained at a relatively low level amongst its industry peers.

Enhancing services capabilities

The Company enhanced capabilities for core services. In 2018, we endeavoured to enhance the capabilities on network connection for government-enterprise customers, cloud computing and Internet of Things services, shortened the response time of installation, transfer and repairs for normal broadband and business dedicated line, enhanced the timely provision of end-to-end services for wifi networking and enhanced the timely provision of repair services for Internet of Things services. We monitored and analysed the video quality of e-Surfing HD business to improve the quality of video streaming.

The intelligent service capability has been enhanced. We created “Smart 10000”

Environmental, Social and Governance Report

Corporate Social Responsibility Report

hotline by continually using artificial intelligence and Big Data technology. On the one hand, the Company deepened the operation of “Smart 10000” hotline and enhanced the proportion of intelligent interactive services. On the other hand, the Company proactively developed smart tools to enhance the efficiency of handling complicated problems, of which, the smart predicative tool can effectively reduce the traffic processing time, and smart tools such as smart bill and one-click diagnosis help customer service representatives to handle questions on topics such as fee or network usage asked by the users.

The network service capability has been enhanced. We established a service model and service process named “self-service, assistance and support” to facilitate the convenience of customers, improved 46 items of service capabilities such as top-up data traffic for mobile users, change of service package and invoice and bills. We promoted and achieved the common service functions such as enquiry of broadband resources, new installation and renewal of contracts and launched special services area named “My customer services”. We continually enhanced the new media customers services capabilities, introduced services robots at online service points in order to facilitate the convenience for customers to pay bills and enable us to handle enquiries and complaints promptly. We adjusted to adapt to the video watching habits of customers, further promoted the video customers services by showing short videos directly to solve customers’ problems vividly.

According to assessment conducted by the Ministry of Industry and Information Technology, in 2018, the customer satisfaction rate on handset Internet access, mobile voice, wireline broadband and wireline voice has increased at different levels compared to the previous year while the Internet access from mobile and wireline broadband of China Telecom continued to maintain leading position in the industry.

V. Caring for employees

China Telecom safeguards the interests of its employees in accordance with laws, attaches great importance to building harmonious labour relations, supports labour unions in carrying out their functions, encourages the employees to participate in the management and actively helps the employees to improve their capabilities, so that the Company and the employees can grow together.

Environmental, Social and Governance Report

Corporate Social Responsibility Report

Safeguarding the rights of employees in compliance with laws

The Company strictly complies with and implements the relevant laws and regulations regarding labour and protection of the employees’ rights and interests including the Labour Law of the People’s Republic of China, the Labour Contract Law of the People’s Republic of China and the Trade Union Law of the People’s Republic of China, and protects the rights and interests of employees with respect to labour rights, democracy rights and spiritual culture in accordance with the laws. The Company strictly implements the Notice on Standardisation of Labour Management in Strict Compliance with the Labour Contract Law of the People’s Republic of China, improves labour and management system conducts workforce employment in accordance with laws and regulations. The Company also ensures that all contract employees have their labour contracts signed and their social insurances paid. The Company strictly implements the Notice on Issues concerning Labour Dispatch Management, improves the business operation models and job role classification, determines the employment form of each role, standardises the agreements signed with contract or agency workers and urges these dispatch units and dispatch works to sign employment contracts, pay social insurance and to protect the rights and interests of contract or agency workers. The Company adheres to principles of gender equality and equal pay for equal work, protects the privacy of employees in accordance with laws and implements the paid annual leave system. The Company prohibits child labour and forced labour in accordance with laws. In 2018, no child labour or forced labour were found. The Company supports the labour unions in

Environmental, Social and Governance Report

Corporate Social Responsibility Report

carrying out their functions in accordance with laws, encourages employee participation in management and continuously establishes stable and harmonious relationship with the employees.

Actively promoting employee development

The Company strengthens the construction of the high-level professional teams. In 2018, we further implemented China Telecom High-Level Professional Talent Management Measures, strengthened the establishment of the professional teams equipped with abilities to support the transformation. We initialised a new session of China Telecom Chief Expert selection and carried out a project named “Spark Programme” for the cultivation of professional leading talents in the aspects of 5G, cloud computing and Big Data in order to select and cultivate outstanding young professionals. To further leverage on the professional workstation’s function in cultivating and developing the potential of professionals, the new generation of business supporting system was built to operate and maintain the professional workstation, optimise the existing talent inter-changeable mechanism and the recruitment of talent team of professional workstation, encouraged professionals to develop and bring out their expertise in the important projects such as intelligent network, digitalised ICT solution plan, research and development of cloud service platform for business supporting system. We carried out the pilot programme of Talent Zone in the area of cloud computing such as the selection and management of innovative project manager, team building, talent communications, evaluation, incentivisation and services. We proactively discovered and promoted the talent development in a new approach and new model. The Company strengthens employees’ training. The Company fully exerted the online and offline training capabilities of China Telecom College and China Telecom Online College and developed training courses focusing on enhancing abilities for various job levels and skills at all levels. In 2018, we strengthened the leadership training to operation management personnel at all levels, strengthened the establishment of employees’ cultivation training system, and continuously carried out training of professionals at all levels. We organised and initiated a new round of “Unit CEO” capabilities enhancement and talent cultivation work through practical curriculum built on business development needs and the career requirements of “Unit CEO” to strengthen the training of techniques of internal trainers and project managers. The training session arranged by China Telecom College has been attended over 4,600 times. China Telecom’s new employees structured tutor project and the physical channel “training & promotion” practice project were awarded “2018 ATD Excellence in Practice Award”.

The Company actively promotes skills and value enhancement of employees. The Company continually deepened the featured reform model of three- dimensional inter-driven forces comprising “sub-division of performance evaluation units, professional operation and top- down support”, strengthened the incentivisation and support to grassroots autonomous operation entities, encouraged junior employees to fully develop their skills and continually enhance their values in the development of entrepreneurship. We implemented the revised the Administrative Measures of China Telecom on Skills Competition and other measures, consistently held various staff skill competitions and knowledge contests, fully mobilised the function of

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innovation workshops, guided the staff to improve their capabilities and quality and encouraged them to strive for innovations in their daily job. In 2018, cumulatively over 1,200 staff innovation workshops were built, more than 2,500 times for the selection activities for the innovations work of the staff were organised, over 19,000 innovation results or cases were collected and over 5,500 results were recognised and promoted. 18 employees were awarded the title of “Technical Master of China’s State-owned Enterprises”, 116 employees were awarded the title of “Technical/Labour Master of the Company”, and 847 employees were awarded the title of “Technical/Labour Pacesetter of the Company”.

Enhancing production safety and health and safety management

The Company strictly implements the Work Safety Law of the People’s Republic of China, fully fulfills the core responsibilities for corporate safety production, develops sound accountability systems, implements safety responsibilities at all levels, strictly implements safety production assessment and punishment system and continually solidifies the foundation of safety production management. The Company continually carried out supervision and assessment on all professional categories and units of safety production, timely eliminated hazards and achieved standardisation of early elimination of hidden dangers and closed-loop management mechanism. The Company widely promoted through communication and education of relevant laws and regulations, internal policies and rules on production safety, persistently increased the employees awareness on safety and emergency prevention techniques. The Company strengthened the safety management of engineering projects, strictly implemented licences obtaining system for special operation employees, perfected the accidents emergency drill and strengthened the emergency drill. In 2018, there has been no occurrence of severe casualties and accidents.

The Company attaches great importance to occupational health and safety by regularly organising the employee medical examination and continuously improving workplace environment, thus effectively eliminating the occurrences of occupational diseases. The Company continuously conducts counselling activities concerning mental health of the employees and assistance work, and proactively helps the employees reduce their physical stress.

Caring for employees’ well-being

The Company perfects the closed-loop management mechanism from gathering, analysing, processing and giving feedback to understand employees’ needs and establishes communications channels such as seminars, online or offline surveys, visiting employees’ family, frontline visits, face-to-face communication, reception visits, handling incoming mail or email, striving to enhance the communications and to deeply understand the thoughts, working and living conditions of employees as well as the hot topics and problems that the employees care about. Enterprises at all levels actively helped the employees solve practical problems or difficulties through regularising visits, responding to hot issues and helping employees in need, over 18,900 employees were helped during the year. The Company continually built and promoted ‘Four-Smalls’ namely small canteens, small bathrooms, small washrooms and small activity rooms, built infant rooms according to the special

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needs of female employees, organised cultural and sports activities in which the employees were interested, assisting employees in achieving work-life balance and increasing their well-being.

VI. Practicing green development

China Telecom complies with the Environmental Protection Law of the People’s Republic of China, the Energy Conservation Law of the People’s Republic of China and other laws and regulations related to environmental protection, practises the concept of green development and proactively devotes itself to the establishment of ecological civilisation. The Company endeavours to build a green network, pushes forward green operation, sets up environmental indicators, analyses and releases collected performance data on a regular basis, proactively communicates with the society of its environmental protection actions and effectiveness and willingly opens itself to public scrutiny. There was no violation of environmental protection laws and regulations as well as no incident having an material impact on the environment caused by the Company in 2018.

Promoting energy conservation and emission reduction

The Company’s greenhouse gas emissions are mainly from energy use. The Company implemented measures such as the Administrative Measures of China Telecom on Energy Conservation, Emission Reduction and established an energy saving and emission reduction system. Through means like rules and regulations, work plans, assessment evaluation etc., the Company applies energy conservation and emission reduction requirements to link through various operational activities such as procurement, construction, operation and office administration. The Company preferred energy-efficient products when purchasing new equipment and actively applied energy-saving technologies in the facilities of machine rooms and base stations, extended the coverage of the energy-saving technological application for fundamental ancillary facilities, constantly promoted the integration of our business platforms with ‘cloud resource pool’ and promoted innovation of management of energy conservation and emission reduction. The Company endeavours to reduce energy consumptions of all kinds as well as greenhouse gas emission. In 2018, the Company further increased investment in energy conservation and emission reduction — reaching RMB674 million, an increase of 26.8% over last year. Focusing on Internet data centres that consumed more energy, the Company used Big Data technology to launch intelligent energy conservation pilot programme for servers. Having accomplished efficient power saving, the Company further expanded the pilot programme to some provincial branches. The Company utilised the energy performance contracting model, actively introduced social capital and technologies to carry out the reform of energy conservation and emission reduction. The Company actively adopted cleaner energy sources and reduced coal consumption. Coal consumption in 2018 decreased by 46.2% comparing to last year. Due to business growth, total electricity consumption in 2018 had increased comparing to the previous year, with a growth rate of 5.0%. The Company carried out technical and management innovation by strengthening energy conservation and emission reduction management. In 2018, the unit energy consumption per information flow was 5.91 kgce/TB, representing a decrease of 16.8 % over last year.

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Conservation of natural resources

The Company actively takes action in promotion of corporate philosophy, policy system, and specific measures to improve resource utilisation and conserve natural resources.

The Company promotes water conservation. The Company emphasises water conservation in its daily business operations, consumes water rationally and efficiently, and reduces water consumption. The Company actively promotes and advocates water conservation, reminds employees to conserve water by posting reminders regarding water conservation near water facilities and appliances, raising employees’ awareness on water conservation. The Company strengthens the management on water usage, actively carries out sewage disposal and treatment work, and promotes reuse of water. The Company encourages replacing fresh water with reclaimed water. In 2018, the Company’s reclaimed water usage has increased by 22%. The Company promotes water-saving appliances, and performs regular checks and repairs on each part of the water supply system to prevent occurrences of water leakage and water wastage. In 2018, the total water consumption was 42.85 million tons, which decreased by 1.30 million tons over last year, achieving a 3% reduction while the water consumption per unit operating revenue decreased by 5.8% over last year.

The Company encourages paper saving. The Company actively promotes measurements on its paper use. According to the preliminary estimation, the amount of paper used in 2018 was approximately 2,000 tons. Advocating paper savings, the Company promotes the green office concept and advocates the use of both sides of the papers in office use. The Company, from the perspectives of technology and institution, actively promotes reduction of paper use in operation and office facilities sites. In 2018, the Company continuously promoted electronic accounting files management, VAT invoice, electronic bills and paperless operation in order to reduce the use of papers. According to the requirement of taxation reforms of the State, the Company actively investigated the inter-connection between the enterprises financial reporting data and the declaration system of the tax bureau, and promoted automatic and paperless process of tax declaration.

The Company enhances the recycling, disposal and utilisation of waste and used materials. The Company strictly follows the Law of the People’s Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes and other laws and regulations regarding waste disposal and utilisation, and carries out waste disposal in accordance with regulatory requirements. The Company implemented the Administrative Measures of China Telecom on Reverse Logistics and the revised Administrative Measures of China Telecom on Waste and Idle Recycling and Disposal in 2018, enriched the form of disposal of waste and unused materials, regulated the disposal procedures, strengthened the centralised management of provincial and municipal branches, focused on prevention of disposal risk and promotes the standardisation of the disposal. The Company formulated the incentive policy for cleaning up idle materials, which specifies the incentive standards, encourages all levels of enterprises to conserve resources and reduce environmental pollution through recycling, disposal and utilisation of the waste and used materials. In 2018, the Company constantly enhanced the professional management of waste, promoted the recycling, utilisation and harmless disposal

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of such waste and old materials as batteries, copper cable and devices. Since the traditional lead-acid battery contains large amounts of heavy metal, waste acid, waste alkali and other electrolyte solution, the battery will pollute the environment if handled inappropriately. The Company, on the one hand, conducts overall on-site inspection of environmental protection practices of the battery supplier, and constantly purchases green and energy- saving products such as lithium iron phosphate battery, and on the other hand, the Company established a management system for battery recycling and disposal to prevent pollution to the environment. The Company transfers waste copper cables generated from the “Fibre Roll- out” campaign to the third parties for recycling and disposal. The Company implemented wireline closed-loop management and strengthened the recycling and reuse of equipment like wireline terminals through measures such as refurbishment and cross provincial re-allocation, etc. Waste and used materials without recovery value are properly disposed in strict accordance with state regulations after taking full account of the environmental impact. In 2018, the Company recycled and disposed various types of waste and used materials over 100,000 tons.

The Company’s main business is telecommunications information services. Therefore, the use of packaging materials for finished goods is identified as an immaterial issue.

Emphasising environmental protection in engineering construction

China Telecom attaches great importance to protecting the ecological environment during project construction process. The Company has taken proactive environmental protection measures regarding issues in telecommunications engineering construction responding to concerns of the government and the public, such as farmland protection, equipment pollution, construction impact and electromagnetic radiation, to minimise the negative impact on the ecological environment as much as possible.

In the area of farmland protection, the existing residence and barren land will be preferred in site selection for base stations, as much as possible no additional farmland will be occupied, to ensure the rational use of land resource.

In the area of equipment pollution, non- polluted equipment with no noise and no electromagnetic radiation and free of pollutants is preferred, in order to assure that the operating equipment does not pose a safety hazard risk to surrounding communities and the environment.

In the area of construction impact, areas such as mineral reserves, forest, grasslands, wildlife habitats, natural and cultural relics, natural reserves and scenery areas are intentionally avoided when conducting routing roll-out deployment for fibre cables, so as to avoid changing the surrounding environment as much as possible.

In the area of electromagnetic radiation, the Company continuously standardises the environmental protection management of base station electromagnetic radiation, monitors and assesses the electromagnetic radiation around the base station, enhances communication with the community, opens itself to public scrutiny, strictly controls the quality of network equipment by imposing controls from the source and actively takes advanced technical means to refine the layout of base station, ensuring the emission standard is stricter than the national emission standards.

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Promoting co-construction and co-sharing of communication infrastructure

The Company earnestly implemented the suggestions on implementation of enhancing co-building and co-sharing of telecommunications infrastructure promulgated by the Ministry of Industry and Information Technology and the State-owned Assets Supervision and Administration Commission of the State Council. We closely worked with other telecommunications operators and China Tower Corporation Limited and actively promoted the co-construction and co- sharing of communication infrastructures such as base stations, channels and pole lines, to effectively reduce repeated construction in order to protect the natural environment and landscape, and to reduce the land use and energy and raw materials consumption. In 2018, the Company provided more than 20,000 kilometres of co-shared pole line, more than 1,300 kilometres of co-shared pipeline, and more than 900 sets of shared indoor distribution system.

VII. Promoting responsible supply chain

The Company strictly follows the Bidding Law of the People’s Republic of China and the purchase-related laws and regulations, implemented the regulation such as the Administrative Measures of China Telecom on Purchase, consistently adhered to the management concepts focusing on value- added, transparent and green procurement, committed to a trusted relationship with suppliers to achieve win-win situations and actively communicated with and encouraged its suppliers to fulfill social responsibilities together.

Regarding value-added procurement, the Company implements the requirements such as the Administrative Measures of China Telecom on Quality of the Purchased Materials. In 2018, the Company further enhanced the post- annual assessment on suppliers, daily review complaints to obligation fulfillment, arrival inspection and the comprehensive assessment system combined with the quality on inspection of network operation. The Company enhanced the application of data from abovementioned supplier management activities in purchase bidding evaluation, and facilitated suppliers to improve delivery performance. The formulation of the Administrative Measures of China Telecom on IT Procurement Product Evaluation promoted the regulation on the assessment of IT products and improved the coverage rates for the arrival inspection supplier and category coverage.

Regarding transparent procurement, the Company strictly complies with requirements of regulations on the Administrative Measures of China Telecom on the Purchase Bidding and Tendering, and constantly promotes open bidding and transparent sourcing. In 2018, the Company used bidding process for 100% of the projects which it ought to have used bidding process for as required by law, encouraged bidding on a consolidated basis of small value projects and bidding with pre-qualification on service projects. Public bidding rate and public procurement rate were further enhanced.

Regarding green procurement, the Company constantly promotes the application of green procurement index in the sourcing process and prioritised resources saving and environmentally friendly products. Energy efficient power modules purchased in 2018 accounted for almost 100% of all purchased modules

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and the unit energy consumption of the sourced key specialised equipment was 4.3% lower than that in 2017.

VIII. Participation in social welfare activities

The Company participates in social welfare activities. We implemented the Welfare Donations Law of the People’s Republic of China and other laws and regulations and the Administrative Measures on Donation of China Telecom Group under the principles of ’voluntariness, clear responsibility, action within capabilities, honesty and trustworthiness’, supports the development of technology, education, culture, sports and health care through various ways, and actively helps the vulnerable, disabled and disadvantaged. The Company encourages its employees to carry forward the spirit of volunteerism, and actively participate in volunteering activities of different kinds.

The Company deepened its engagement in poverty alleviation and supported in targeted areas. The parent company carried out poverty alleviation in targeted areas including Yanyuan and Muli Counties of Sichuan Province, Shufu County of Xinjiang Uygur Autonomous Region, Tianlin County of Guangxi Zhuang Autonomous Region and provided support in Banbar County of Tibet Autonomous Region, Jiuzhi County of Qinghai Province, all of which were deep-poverty regions. The Company cooperated with the parent company to assign the cadre team to carry out poverty alleviation work in the above 6 counties in 2018. The Company conducted poverty alleviation through projects focusing on network, informatisation, industry, employment, intelligence and social welfare in order to improve the living condition, develop the economy, and increase the income of local residents. In addition, the Company also cooperates with the parent company to participate in local poverty alleviation projects in other provinces (autonomous regions and municipalities).

The Company actively relieves poverty by informatisation and facilities the development in rural areas. The Company constantly promotes the application of the Big Data Management platform for targeted poverty alleviation to all regions which makes it possible for the poverty alleviation administration authority to manage at village, household and individual levels and to facilitate the measurement implementation. By the end of 2018, the management platform was deployed to more than 930 counties in 15 provinces (autonomous regions, municipalities), benefiting more than 38 million registered population living in poverty. The Company actively supports the construction of information system for poverty alleviation developed by the State Council Leading Group Office of Poverty Alleviation and Development and actively provides technical support and expands the poverty alleviation channel to Social Participation Poverty Alleviation and Development of China. The Company constantly promotes farmer cooperatives and assists the economy development in rural areas based on their actual needs.

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IX. Outlook

In 2019, the Company will deeply embrace new development philosophies featuring innovation, coordination, openness and co-sharing. The Company will increase communication with stakeholders and closely cooperate with all parties in the industry, endeavouring to establish advanced and developed information infrastructure. Promoting deep integration between information technology and various sectors and industries, we persistently enhanced the efficiency of corporate operation management and the operation services level, so as to facilitate high-quality economic development and accomplish the building of well-off society.

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Human Resources Development Report

In 2018, our work on human resources has firmly adhered to the Company’s overall strategies in transformation and upgrades. We further liberalised our thoughts, innovated mechanisms, solidified foundation, standardised management and optimised the allocation of existing resources in order to continuously enhance human resources efficiency and provide sound organisational assurance and personnel support for the corporate’s sustainable and healthy development.

Strengthen senior management and executive team building

We continue to promote younger cadre team and optimise the leadership structure of our provincial and municipal branches. Through methods including selection and recruitment, job exchange programme and rotation, as well as succession and retirement, we optimised our executive teams among headquarters, provincial branches and professional units. A group of well-recognised executives with superb qualities, distinguished capabilities and outstanding performance were selected and promoted to important management positions, hence the professional and age structure of our management teams became more reasonable and balanced. We increased our efforts in training excellent young cadres and development of excellent young cadres training management system, and established database of excellent young cadres talents with unified management, hierarchical implementation and dynamic adjustment, so as to provide organisational assurance for the corporate’s sustainable and healthy development.

Strengthen the supervision and guidance on staff selection and appointment

We established specialised cadres supervisory organisation to strengthen the supervision on staff selection and appointment. We embedded staff selection and appointment inspections into internal review, and continuously carried out special inspections, specific governance, and rectification according to categories so as to ensure specific governance work attaining effective results. By continually deepened rectification, the Company further standardised the work on staff selection and appointment, improved the quality of staff selection and appointment, enhanced the creditability on staff selection and appointment and created better employment environment.

Continuously promote and implement “Talent Strong Enterprise” project

In 2018, the Company updated and published the Measures of China Telecom on High-Level Professional Talent Management Service and further defined work planning and development goals of “Hundred, Thousand and Ten Thousand Professional Talent Project”. We improved mechanism on the talents selection and inducing, use and evaluation, nurturing and development, merit-based and dynamic management and talents services. The cloud computing branch of the Company established a pilot “Talent Zone” programme, while promoting a more proactive, open and effective talent policy. The Company further optimised system of professional workstations, broke the units, department and geographical boundaries and enhanced co-sharing of talents. With the combination of MSS centralised human resources system, we solidified talents data foundation and

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carried forward the work focusing on the enterprise’s key tasks in transformation and upgrades.

Further solidify human resources foundation management

In 2018, the Company optimised and perfected the function of centralised human resources system, established the master data of human resources management platform, realised convergence of key business data. The Big Data analysis of human resources supported the establishment of resources allocation and talent teams which promoted intelligent management of human resources. The Company continued to promote intelligent human resources management projects, strengthened system modeling and analysis and application of intelligentised business and enhanced precision management level of human resources, which facilitated corporate scientific decision-making.

Information of Employees

As at the end of 2018, the Group had 280,747 employees. The number of employees working under each classification and their respective proportions were as follows:

	Number of Employees	Percentage
Management, Finance and Administration	45,045	16.0%
Sales and Marketing	138,001	49.2%
Operations and Maintenance	87,512	31.2%
Research and Development	10,189	3.6%

Total	280,747	100.0%

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Relationship between the Company and Employees

Communication between Management and Employees

We endeavour to maintain close connection with the employees, understand the employees in all aspects and do our best in relation to employee ideological work. The Company organised employee representatives to put forward proposals. The proportions of the classification of the proposals are 20% business development, 16% employee welfare, 13% business products, 11% labour, 10% talent team construction, 10% network construction and maintenance and 7% core business synergy.

Cadres of labour unions at all levels, employees’ representatives and heads of labour unions insisted on in-depth investigations of frontline employees’ conditions. Through attending employees forum, conducting questionnaire surveys and visits, having face-to-face communication with staff, handling the letters or emails, as well as through the channels of chairman mail box, staff forum, YiChat and WeChat account. We investigated and understood the staff’s situation for 54,700 times. We pushed forward handling of requests from employees proactively and resolved 12,500 requests.

Roles and Duties of Labour Unions

We dedicatedly carry out job innovation activities around stimulation of vitality of employees, enhancement of capabilities and strengthening execution capability to motivate employees to love and respect their jobs and to make contributions. The Company launched activity for nominating innovative and excellent working team and individual. Approximately 4,000 outstanding teams and individuals shared and presented on the “Dual Hundred” platform, among which 99 innovative teams and 99 outstanding individuals were recognised.

Labour unions of the Company organised “May 1st” recognition seminar. The Company received a total of 254 external honours on comprehensive and specific categories at national, provincial and ministerial levels, including 14 national honours, 240 provincial and ministerial honours, 101 group honours and 153 individual honours while the number of honours within each category reaches a historical high. 48 units of pioneer group of China Telecom and 149 outstanding workers were recognised. 1 grassroots unit was awarded the title of pioneer group of china national defense posts and telecommunications industry, 1 junior staff was awarded the title of outstanding workshop manager, 1 vice chairman of labour unions at provincial level was awarded the title of the most dependable colleague and 6 employees were awarded the title of craftsman in telecommunications industry.

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Coordination and Communication between the Company and the Labour Unions

Surrounding the key tasks of business development, the Company’s unions and business department organised 6 skills competitions and 6 labour competitions. 18 technical masters of state-owned enterprises (B2 grade), 116 company technical/labour masters (C2 grade) and 847 company technical/labour pacesetters (C3 grade) were selected through the competitions. We organised real-practice competitions and selection contests such as concurrent enhancement on the quality of mobile and fibre networks, IT skills, maintenance skills at company level and cloud base facilities which earned a good reputation among the employees. All levels of enterprises and unions carried out more than 3,700 labour competitions, held “My job, my innovation” series activities, and organised over 2,500 activities such as job innovation contest, case sharing and micro-innovation activities resulting in more than 19,000 job innovation achievements and where they have been imitated by others for more than 5,500 times. The Company established 1,246 innovation workshops named after innovative and outstanding employees.

Caring for Employees

The Company included the establishment of “Four-Smalls” into the key work evaluation. The Company’s labour unions evaluated the establishment of “Four- Smalls” on a quarterly basis. Responding to everyday demands of our employees, enterprises at all levels newly built 2,203 “Four-Smalls” facilities, consolidated and enhanced 7,353 established “Four- Smalls”, and invested over RMB237 million. We selected and set over 1,100 “Four-Smalls” benchmarks. The “Four- Smalls” established by northern counties’ branches increased to 82% from 31%. Standardised and regulated construction of “Four-Smalls” was promoted by the Anhui and Tibet branches and the comprehensive improvement on the environment of the counties’ branches was promoted by branches in Hunan, Guizhou and Jiangsu which enriched the connotation of “Four-Smalls” brand.

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Labour unions at all levels actively responded to employee’s needs, and helped with over 14,000 tasks for employees cumulatively, and installed more than 1,600 air purifiers in offices and almost 6,000 water purifiers for grassroots. We expanded the channels and contents for employees’ services, organised more than 2,700 health seminar and EAP pressure relief activities. The labour unions provided medical services to more than 47,000 individuals and travel convenience for over 60,000 employees. We organised more than 7,000 group buying activities for employees and improved the accommodation conditions for over 9,000 employees. Labour unions at all levels assisted 18,900 employees who were in hardship.

During New Year and Lunar New Year holidays, which were critical periods for operations and production, all levels of management visited frontline employees to show their care for employees. The Company expressed sympathy and care to more than 60,000 frontline employees who insisted on staying on duty during national holidays. We timely visited employees from 12 provinces affected by disasters. Labour unions at all levels congratulated employees who had newborns, whose children were admitted to schools and universities and whose children were enlisted, expressed their sympathy when the employees suffer from sickness and death of their family members. Over 1,500 knowledge exchange activities among outstanding workers were held by all level of labour unions.

The “Scholar Family”reading activities were held by the labour unions for four consecutive years and the selection activities of 100 “Elite Female” store managers and excellent channel managers had been held by the labour unions for five consecutive years. Provincial branches in Anhui and Guangdong arranged 2,221 outstanding female representatives and female workers to subscribe for the HPV vaccine injection project organised by Women Workers’ Department of All-China Federation of Trade Union. We built over 1,000 Mommy Cabins, purchased over 3,000 radiation protection suits for female employees during pregnancy, organised over 700 female-worker themed seminars and carried out approximately 3,000 activities for female employees on Women’s Day.

The labour unions organised the “e-Surfing Cup” employee table tennis match. We organised participation in various activities which was organised by Communication Sports Association, and got excellent results in matches such as national bridge game tournament, national representative employees table tennis and football matches and table tennis and volleyball matches in telecommunications industry. Employees in China Telecom gave brilliant performances. Labour unions at all levels carried out cumulatively 37,000 various activities with the participation rate of employees reaching 88%. Recreational and sports activities went deep into the frontlines which enriched the cultural life of employees and strengthened their team spirit.

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Strengthening Human Capital

Supporting National Key Training Programme

China Telecom actively undertook and participated in the national professional knowledge update projects for professional and technical personnel. In October 2018, we held the knowledge update project seminar of the Ministry of Human Resources and Social Sciences at China Telecom College — “Advanced Training Class on Key Technology in Supply Chain of Internet of Things”. Professional technicians or managers in advanced professional and technical positions from 72 units, such as Internet of Things, information technology management and intelligent product innovation attended the seminar.

We actively promoted the construction of national-level professional and technical personnel continuing education base. In 2018, the training centre in China Telecom Zhejiang branch was used as a national-level professional and personnel continuing education base. We updated the knowledge for national-level professional and technical personnel, expanded their knowledge structure and improved the comprehensive quality and innovation capabilities of the participants. Focusing on the four areas of “Information, Equipment Manufacturing, Financial Accounting and Social Works”, we implemented training programme for training and cultivation of talents that are in urgent demand and job training programme with trainees almost reaching 10,000 people. We endeavoured to become the service platform for cultivating high-level, urgently-needed and backbone professional and technical personnel for the nation.

Efficient Operations of Online College

In 2018, China Telecom Online College focused on the Company’s annual training key areas. We promoted the open sharing of products, data and capabilities by creating an open platform, continually strengthened the resources building and operation by constructing quality resources and carrying out theme resources marketing activities and effectively enhanced the application level in aspects of centralised management training of the Company, intellectualisation of talent development and intelligentisation of employee learning.

In 2018, China Telecom Online College had cumulatively supported 36,514 face- to-face training classes. With 148,828 people using the Online College to study, we had added 4,705 online learning resources, held 181 skills certification and professional examinations for 32 job units, organised and held 530 online training classes.

Focusing on key business areas, China Telecom Online College organised study activities such as knowledge contest and case collection for positions such as “Unit CEO”. Focusing on the government- enterprise line, the Online College organised the 59th political enterprise business learning courses, further enhancing business development in key areas.

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Building up the Internal Training Team

In 2018, China Telecom held the score based evaluation and star-grade recognition on the special recruitment, recruitment and trial recruitment of the internal trainers of the Company. Two internal trainer teams at the group-level relating to enterprise information and cloud computing were added. By December 2018, there were a total of 10,799 internal trainers at all levels in China Telecom, of which the company- level internal trainers reached 885 people. Following 5 steps of recruitment, selection, cultivation, utilisation and evaluation, and leveraging the internal trainers management IT system, we built the internal trainers team and implemented the tiered management training mode.

Cultivating Professional Talents

In 2018, in the aspect of cultivating professional and leading talents in advanced high-level transformation, we commenced “Spark Programme” for the transformation of cultivating professional and high-level talents in three professional fields including Big Data, 5G and cloud computing through cooperating with top research and development institutions, laboratories and enterprises. In the aspect of cultivating high-level professional talents, the Company held 23 professional talents training courses at a corporate level with 630 trainees. In the aspect of capabilities enhancement of professional and technical talents, the Company proactively organised various training courses and talent training camps. Through society recognition, industry recognition, company recognition and various other methods, the perfect and highly skilled talents assessment system which met the requirements of the characteristics of telecommunications industry and enterprise talent current status was established.

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Building Junior Employees’ Capacity

We organised a new session of “Unit CEO” Capacity Improvement and Cultivation for the period of 3 years (2018-2020). The number of “Unit CEO” training courses at the corporate level broke through 100 during this year for the first time with 4,685 participants, which was 43% more than that in 2017. We organised 26 training courses such as courses development, training sessions with top professors and training sessions for core employees, providing courses, teachers, operational standards and case studies in all aspects for provincial and municipal branches. We organised joint training for six major areas nationwide, with total of 74 training courses, which successfully promoted the sharing of training resources and cross-regional experience.

Good news arose from each professional lines, real-life training. The first was the government-enterprise professional line. On 9 May 2018, the “Value-Creation Marketing” of China Telecom’s government-enterprise professionals were awarded “2017 ATD excellence in Practice Award“. The second was the “store manager training”of the distribution channel line, it was awarded “2018 the Best Practical Award” by the China International Society of Performance Improvement. The third was the “e-Surfing crossing together” activity for promoting experience of transformation and practical benchmark organised by the marketing department with various departments, which effectively promoted seizing opportunities in different areas, accelerated development and transformation while the way of delivering training to grassroots was widely welcomed. The fourth was the network operation and IT operation focused on the emerging area “Cloud Network Integration” with talent cultivation project and construction of real training base, while the development of cloud business and cloud changing project had made new exploration and breakthrough.

Inducing and Nurturing Brilliant Young Talents

We continuously promoted regularised operation management of the internship programme. Leveraging our internship platform, we organised spring internship, summer internship, day-to-day internship and other activities to expand the channels to induce brilliant young talents for campus recruitment. We also continued to organise top graduate cultivation programme, while over 1,300 top graduates for this programme were selected by units at all levels. The Company organised 3 sessions of corporate-level outstanding graduate demonstration class, which drove the Company to strengthen the training of outstanding young employees.

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Recruitment

The Company recruits fresh university graduates and mature talents from the society. The Company organised unified platform, unified advertising and unified key universities promotions and talks to recruit fresh graduates. Throughout the year, the Company recruited more than 7,000 new graduates. The Company promoted the realisation of full coverage of the pilot programme for new employee tutoring projects within the Company, and formulated the Administrative Measures of China Telecom Pilot Programme for New Employee Tutoring Projects to guide units at all levels to carry out the work of pilot programme for new employee tutoring projects. For the recruitment of mature talents from the society, the units at all levels orderly organised recruitment in accordance with business development needs.

To provide opportunities for the employees’ career development, the Company developed a comprehensive dual promotion channel. Promotion is based on the principles of fairness, justice, openness and transparency. The Company fully respects employees’ rights of choice, knowledge and scrutiny.

In the recruitment and promotion processes, the Company treats all candidates and employees equally regardless of gender, age and race.

The Company strictly abides by the national regulations relating to employees’ working hours and implemented the Regulations on Paid Annual Leave for Employees promulgated by the State Council and formulated the relevant policies in relation to employee vacation.

The Company strictly abides by the laws and regulations such as the Labour Law of the People’s Republic of China and the Labour Contract Law of the People’s Republic of China to regulate its employment practices. The Company adheres to offering equality of remuneration and work for male and female employees and implements special regulations to protect female employees’ rights and interests. There were no discriminatory policies or regulations, nor had there been any circumstance whereby child labour or forced labour was employed. The Company strictly abides by relevant regulations of the labour contract law and constantly improved the relevant employee management systems. Taking into account the actual circumstances of the Company, we established relevant system and developed detailed provisions for termination of employee labour contracts.

Environmental, Social and Governance Report

Human Resources Development Report

Remuneration and Performance Management

Remuneration

The Company implemented the differentiated remuneration distribution system under which positions are used as the foundation, a close and direct linkage between performance and contribution is established and which is applicable to characteristics of different positions. The system is mainly comprised of post salary, performance salary, allowance and subsidies, insurance benefits, etc.. Meanwhile, all units are encouraged to actively explore remuneration distribution methods that meet different positions’ characteristics according to business development requirements, including annual salary system, commission fee system, project wage system and piece- rate wage system. We adhere to being performance-oriented and fair in internal distribution and tilt towards high-quality professionals and frontline staff so as to encourage more pay for more work.

Persisting in the optimisation and perfection of labour costs resources allocation, as well as the close linkage between corporate development and performance contribution, we implemented different resources allocation model for various units integrating with its own characteristics, and fully mobilised the enthusiasm and initiatives of development of various units, encouraging everyone to adhere to “high contribution, high yield” and “early development, early benefit”.

Performance management

The Company has established a relatively comprehensive performance evaluation system for all of its employees. Branches at all levels have established employees’ performance evaluation teams which are led by the respective general managers of the relevant branches and have formulated evaluation methods for deputies, functional departments, subordinated units and general employees. The Company improves its employee evaluation and incentive mechanism and the related scrutiny and supervision system to ensure fair and reliable performance evaluation results. At the same time, we further optimise and improve the performance evaluation system and implement performance evaluation by categories of business units, deputies, mid-level management and employees of all levels, enhancing the specificity of the performance evaluation.

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2018	Year 2017

	Scope 1: Direct greenhouse gas emissions[1]	million tons CO2e	0.28	0.29
	Scope 2: Indirect greenhouse gas emissions[1]	million tons CO2e	11.75	11.22
	Total greenhouse gas emissions[1]	million tons CO2e	12.02	11.51
	Greenhouse gas emissions per unit operating revenue	tCO2e/million yuan	31.88	31.42
	Sewage emissions[2]	million tons	36.42	37.55
	SO2 emissions[3]	tons	65.69	122.11
Emissions	Waste disposal amount[4]	tons	101,917.88	121,276.15
	Waste storage batteries disposal amount[4]	tons	11,397.72	11,588.42
	Waste telecommunications equipment disposal amount[4]	tons	10,201.40	14,005.04
	Waste cables disposal amount[4]	tons	67,891.16	85,561.88
	Waste terminals disposal amount[4]	tons	625.63	587.56
	Other waste disposal amount[4]	tons	11,801.97	9,533.23
	Domestic waste emissions[5]	tons	21,711.10	19,134.93
	Electricity consumption	100 million kwh	170.96	162.76
	Natural gas consumption	million m3	9.21	8.50
	Coal consumption	10,000 tons	0.49	0.91
	Gasoline consumption	10,000 tons	6.28	6.15
	Diesel consumption	10,000 tons	1.73	2.04
	Purchased heat consumption amount	GJ	1,464,480.69	1,500,277.53
	Overall energy consumption[6]	tce	2,285,326.69	2,191,379.37
	Overall energy consumption per unit of information flow	kgce/TB	5.91	7.10
Use of Resources	Overall energy consumption per operating revenue	kgce/million yuan	6,059.89	5,983.63
	Power consumption per carrier frequency at base stations	kwh/carrier frequency	678.31	721.77
	Water consumption	million tons	42.85	44.18
	Water consumption per unit operating revenue	tons/million yuan	113.61	120.63
	Coverage rate of energy-saving technology at base stations	%	63.03	67.00
	Coverage rate of energy-saving technology at telecommunications equipment room	%	67.85	72.81
	Reclaimed water consumption	tons	44,574.97	36,531.37

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2018	Year 2017

The Environment and Natural Resources	Investment in energy saving and emission reduction	million yuan	674.36	531.94
	Times of video conferencing	—	39,406	36,896
	4G international roaming countries and regions	—	158	137
	Domestic administrative village fibre broadband coverage[7]	%	92	85
	Domestic administrative village 4G network coverage	%	91	88
	Internet backbone interconnection bandwidth	Gbps	5,886.00	4,656.31
	International interconnection bandwidth	Gbps	5,640.64	4,902.15
	Call drop rate of mobile communication	%	0.22	0.24
	Call completing rate of mobile communication network	%	97.81	97.51
	Call completing rate for access line	%	92.35	94.86
	Packet loss rate of broadband Internet ChinaNet backbone network	%	0.06	0.02
Product Responsibility	Degree of satisfaction of mobile Internet users[8]	points[9]	78.92	76.40
	Degree of satisfaction of mobile voice users[8]	points[9]	83.80	80.92
	Degree of satisfaction of fixed Internet users[8]	points[9]	79.86	75.03
	Degree of satisfaction of access line users[8]	points[9]	84.98	79.41
	Percentage of in-time response to customer repair reports	%	98.80	98.30
	Degree of satisfaction of international customers	points[9]	90.40	90.10
	Number of newly acquired patent authorisation	—	520	432
	Number of newly acquired invention patent authorisation	—	490	406
	Number of phishing and fraud websites blocked	—	12,283	3,744
Anti-corruption	Anti-corruption education programmes organised	—	20,242	11,478
	Attendance of anti-corruption education and trainings	person-times	782,658	598,778

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2018	Year 2017

	Percentage of employees participating in labour union	%	100	100
	Percentage of female employees at management level	%	19.63	19.39
	Total number of employees[10]	—	280,747	284,206
	Percentage of employees aged 30 and below	%	13.50	13.89
	Percentage of employees aged 31 to 50%		71.60	72.37
	Percentage of employees aged 51 and above	%	14.90	13.74
	Percentage of male employees	%	67.83	67.61
	Percentage of female employees	%	32.17	32.39
	Percentage of employees of ethnic minorities	%	6.44	6.39
Employment	Percentage of local employees hired in Hong Kong, Macau, Taiwan and overseas branches	%	43	42
	Total number of newly-hired employees	—	9,641	8,888
	Percentage of newly-hired male employees	%	58.88	58.44
	Percentage of newly-hired female employees	%	41.12	41.56
	Number of resigned employees	—	4,704	4,599
	Percentage of male employees among resigned employees	%	64.90	65.80
	Percentage of female employees among resigned employees	%	35.10	34.20
	Total number of dismissed employees	—	253	337
	Percentage of male employees among dismissed employees	%	66.80	73.29
	Percentage of female employees among dismissed employees	%	33.20	26.71

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2018	Year 2017

	Death rate in accidents per 1,000 employees	%	0	0.0035
	Injury rate in accidents per 1,000 employees	%	0	0
	Loss of working days due to work-related injury	—	0	0
Health and Safety	Number of participants in safety emergency drills	person-times	258,598	192,958
	Number of participants in health and safety trainings	person-times	415,361	263,598
	Participation rate of employee health checkup	%	100	100
	Training expenses per employee	yuan/person	2,630.99	2,584.60
	Number of internal trainers	—	10,799	10,151
	Number of training participants	10,000 person-times	51.42	46.62
	Number of senior management trained	person-times	456	360
	Number of middle-level management trained	person-times	73,846	58,884
	Number of general employees trained	person-times	439,853	406,913
	Number of male employees trained	person-times	338,644	309,534
	Number of female employees trained	person-times	175,511	156,666
Development and Training	Number of employees enrolled in online college	10,000 persons	14.88	27.03
	Average training time per employee[11]	hours/person	25.03	23.52
	Average training time per senior management[11]	hours/person	54.07	56.71
	Average training time per middle-level management[11]	hours/person	35.40	33.01
	Average training time per general employee[11]	hours/person	23.53	21.88
	Average training time per male employee[11]	hours/person	26.16	23.60
	Average training time per female employee[11]	hours/person	22.81	22.33
	Average training time in online college per employee	hours/person	27.95	16.60

Environmental, Social and Governance Report

Table of the ESG Indicators

Issues	Name of Indicators	Units	Year 2018	Year 2017

	Number of registered employee volunteers	10,000 persons	5.96	4.38
	Total service time of volunteers	10,000 hours	53.11	47.39
	Number of participants in volunteering activities	10,000 person-times	10.45	8.97
	Number of volunteering activities	sessions	8,791	9,867
	Volunteer service activities input amount	million yuan	13.86	10.75
	Total donation	million yuan	20	23
	Number of participated pole line co-construction	kilometres	3,268	5,687
	Number of provided pole line co-sharing	kilometres	20,291	22,198
Community Investment	Number of participated pipeline co-construction	kilometres	5,207	3,564
	Number of provided pipeline co-sharing	kilometres	1,346	1,533
	Number of participated indoor distribution system co-construction	—	6,094	9,249
	Number of provided indoor distribution system co-sharing	—	927	1,299
	Personnel involved in emergency communication support	person-times	87,046	111,610
	Number of emergency communication equipment dispatched	set-times	17,379	19,494
	Number of emergency communication vehicles dispatched	vehicle-times	22,780	25,990
	Number of emergency public service messages sent	million pieces	37.48	23.01

Environmental, Social and Governance Report

Table of the ESG Indicators

Notes:

1.

The greenhouse gas is measured based on the Greenhouse Gas Protocol – Enterprise Accounting and Reporting Standards of World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD), the 2006 IPCC Guidelines for National Greenhouse Gas Inventories of Intergovernmental Panel on Climate Change (IPCC) and the Fourth Assessment Report 2007 of Intergovernmental Panel on Climate Change (IPCC), etc.

Scope I: direct greenhouse gas emission includes the greenhouse gas emission from use of natural gas, coal, kerosene, gasoline and diesel.

Scope II: indirect greenhouse gas emission includes the greenhouse gas emission from purchased electricity and heating power, where the electricity emission factors shall refer to the base line emission factors of regional power grids in China released by National Development and Reform Commission, Department of Climate Change.

Total greenhouse gas emission shall be the sum of Scope I (direct greenhouse gas emission) and Scope II (indirect greenhouse gas emission).

2.

The quantity of sewage emission is measured based on water consumption, and the wastewater discharge coefficient shall refer to GB50318-2017 Code of Urban Wastewater Engineering Planning of the National Standards of the PRC and relevant documents of National Bureau of Statistics of the PRC.

3.	SO2 emissions is calculated with the method of the State-owned Assets Supervision and Administration Commission of the State Council of the PRC.
4.

The major types of waste of the Company include worn out facilities, equipment and materials. The Company generally does not disassemble the waste facilities, but hand over to a qualified third party to dispose in accordance with the relevant regulations of the country and the area of operation. Since it is difficult to separate hazardous waste and non-hazardous waste, the major processed waste is disclosed in a detail list in this report.

5.

The quantity of domestic waste emission in 2017 is measured based on the per capita household waste output coefficient as specified in the guidance released by the State Council of the PRC in 2008. The quantity of domestic waste emission in 2018 is converted based on the current commonly used per capita household waste production coefficient.

6.	Overall energy consumption is calculated with the energy statistics calculation method applied by National Bureau of Statistics of the PRC.
7.	Domestic administrative village fibre broadband coverage targets the fixed network service area of China Telecom Corporation Limited.
8.

The 2018 results of “degree of satisfaction of mobile Internet users”, “degree of satisfaction of mobile voice users”, “degree of satisfaction of fixed Internet users” and “degree of satisfaction of access line users” are quoted from the 2018 national telecom service quality satisfaction evaluation by the Ministry of Industry and Information Technology of the PRC.

9.	The full mark of user satisfaction measurement is 100.
10.	The total number of employees includes the number of contract workers and the number of labour dispatch.
11.	Training time per employee refers to offline training time for employees.

Environmental, Social and Governance Report

Independent Assurance Report

Environmental, Social and Governance Report

Appendix – ESG Reporting Guide Index

Aspect	Description of Indicators		Page
A1: Emissions	General Disclosure		100-102
	Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer
	relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.
	Note:	Air emissions include NOx, SOx, and other pollutants regulated under national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. Hazardous wastes are those defined by national regulations.
	A1.1	The types of emissions and respective emissions data.	116
	A1.2	Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	116
	A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	116
	A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	116
	A1.5	Description of measures to mitigate emissions and results achieved.	100-102
	A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	101-102

Environmental, Social and Governance Report

Appendix – ESG Reporting Guide Index

Aspect	Description of Indicators		Page
A2: Use of Resources	General Disclosure		100-102
Policies on the efficient use of resources, including energy, water and other raw materials.
	Note:	Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc.
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility).	116
	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	116
	A2.3	Description of energy use efficiency initiatives and results achieved.	100-102
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	101-102
	A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Not Applicable[1]
A3: The Environment and Natural Resources	General Disclosure		101-103
Policies on minimising the issuer’s significant impact on the environment and natural resources.
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	101-103
B1: Employment	General Disclosure		96-100,
	Information on:		114-115
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.
	B1.1	Total workforce by gender, employment type, age group and geographical region.	107, 118
	B1.2	Employee turnover rate by gender, age group and geographical region.	118

Environmental, Social and Governance Report

Appendix – ESG Reporting Guide Index

Aspect	Description of Indicators		Page
B2: Health and Safety	General Disclosure		99
Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.
	B2.1	Number and rate of work-related fatalities.	119
	B2.2	Lost days due to work injury.	119
	B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	99
B3: Development and	General Disclosure		98-99,
Training	Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.		111-113
	Note:	Training refers to vocational training. It may include internal and external courses paid by the employer.
	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	119
	B3.2	The average training hours completed per employee by gender and employee category.	119
B4: Labour Standards	General Disclosure		97-98, 114
Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.
	B4.1	Description of measures to review employment practices to avoid child and forced labour.	97-98, 114
	B4.2	Description of steps taken to eliminate such practices when discovered.	97-98, 114
B5: Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.		103-104
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	103-104

Environmental, Social and Governance Report

Appendix – ESG Reporting Guide Index

Aspect	Description of Indicators		Page
B6: Product Responsibility	General Disclosure		91–96
Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not Applicable[2]
	B6.2	Number of products and service related complaints received and how they are dealt with.	95
	B6.3	Description of practices relating to observing and protecting intellectual property rights.	91–92
	B6.4	Description of quality assurance process and recall procedures.	Not Applicable[2]
	B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	95
B7: Anti-corruption	General Disclosure		91–92
Information on:
	(a)	the policies; and
	(b)	compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.
	B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	91–92
B8: Community Investment	General Disclosure		104
Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.
	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	104
	B8.2	Resources contributed (e.g. money or time) to the focus area.	120

Notes:

1.

Packaging materials used for the finished products do not apply to the practice of the Company. Through the identification of substantive issues, we mainly reported the recycling and reusing of the resources such as storage batteries, cables, terminals that the Company mainly use, in the process of operations and services. For more details, please refer to “VI. Practicing green development” of Corporate Social Responsibility Report.

2.

Recalling products shall not apply to the practice of the Company. Through the identification of substantive issues, we mainly reported on maintaining network information security, assuring emergency communications and protecting the rights of customers. For more details, please refer to “III. Providing high quality network assurance” and “IV. Providing heartfelt services to customers” of Corporate Social Responsibility Report.

Environmental, Social and Governance Report

Corporate Governance Report

An Overview of Corporate Governance

The Company strives to maintain high level of corporate governance and has always adhered to excellent, prudent and efficient corporate governance principles and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2018, the shareholders’ meeting, the Board and the Supervisory Committee operate soundly and efficiently, and the Company insisted on reform and innovation and strived to promote corporate transformation and upgrades, while continuously optimising its internal control system and comprehensive risk management in order to effectively ensure corporate steady operation. The standard of the Company’s corporate governance continued to improve and is aligned with the long-term best interest of shareholders, ensuring that the interests of shareholders were effectively assured.

The Company persists in refining the basic system of its corporate governance. As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China and other relevant laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the Company strives to ensure compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the regulatory requirements for non-US companies listed in the United States. In

Environmental, Social and Governance Report

Corporate Governance Report

addition, the Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act and the regulatory requirements of the SEC and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements.

For the financial year ended 31 December 2018, the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual. In the Company’s opinion, through supervision by the Board and the Independent Non- Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements. The Company attaches high importance to the annual general meeting which provides an opportunity for direct communication between the Board of Directors of the Company and the shareholders. Mr. Yang Jie, the then Chairman of the Company, was unable to attend the annual general meeting of the Company for the year 2017 convened on 28 May 2018 due to other important work arrangement. Therefore, another executive director was appointed to chair the said annual general meeting and answer the questions raised by the shareholders.

Save as stated above, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules in the year 2018.

In 2018, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was named the “Most Honoured Company (2009-2018)” in the Asia’s Best Managed Companies Poll 2018 by FinanceAsia. The Company was voted as the “Most Honoured Company in Asia” in 2018 All-Asia-Executive-Team ranking organised by Institutional Investor, a prestigious financial magazine, for eight consecutive years. The Company was voted as the “Most Outstanding Company in Hong Kong — Telecommunication Services Sector” in the Asia’s Outstanding Companies Poll 2018 by Asiamoney, and was the only telecom operator in China and Hong Kong to have received such an honour. The Company was accredited with “Platinum Award — Excellence in Environmental, Social and Governance” in the poll of Corporate Awards 2018 by The Asset, and was the only telecommunications company that received the Platinum recognition for 10 consecutive years. Meanwhile, the Company was honoured with four other top awards, of which Mr. Yang Jie, the then Chairman and CEO of the Company, was awarded with the “Best CEO in

Environmental, Social and Governance Report

Corporate Governance Report

Telecommunications” for his excellence in leadership, strategic thinking, team- and relationship-building, effective communication and change management. The Company was also awarded “Best Initiative in Diversity and Inclusion” for adopting policies, programs and practices that promote and strengthen diversity and inclusion within the organisation as well as in the community and industry. In addition, the Company was accredited with “The Best of Asia — Icon on Corporate Governance” by Corporate Governance Asia, a renowned regional journal on corporate governance, for six consecutive years, and Mr. Yang Jie was honoured with “Asia’s Best CEO” award.

Overall Structure of the Corporate Governance

A two-tier structure is adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the shareholders’ meeting; the Audit Committee, Remuneration Committee and Nomination Committee are established under the Board. The Board is authorised by the Articles of Association to make major operational decisions of the Company and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties of the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the shareholders’ meeting.

Shareholders’ Meeting

In 2018, the Company convened 3 shareholders’ meetings including an annual general meeting (“AGM”) for the year 2017 and 2 extraordinary general meetings (“EGM”). At the first EGM held on 4 January 2018, the amendments to the Articles of Association of the Company including the updates of contact information of the Company, setting up Party organisations in the Company, the amendment to the number of

Environmental, Social and Governance Report

Corporate Governance Report

announcements in newspaper in the events of reducing its registered capital, merger, division and establishment of liquidation committee, change of the way of affixing the seal on share certificates and updated description on dividend payment were reviewed and approved. At the AGM held on 28 May 2018, numerous resolutions such as the consolidated financial statements for the year 2017 of the Company, report of the international auditor, proposal for profit and dividend distribution, re-appointment of auditors and amendments to the Articles of Association of the Company (which mainly include the updates of the provisions regarding the Company’s scope of business) were reviewed and approved. No significant changes to the Articles of Association of the Company during the year were made. Meanwhile, the Board was authorised to prepare the budget for the year 2018, fix the remuneration of the auditors and issue debentures, etc.. At the second EGM held on 26 October 2018, the renewal of the continuing connected transactions and the applicable renewed annual caps thereto, the election of Madam Zhu Min and Mr. Yeung Chi Wai, Jason as a Director and independent Director of the Company respectively and the election of Mr. Xu Shiguang as a Supervisor of the Company were approved.

Since the Company’s listing in 2002, at each of the shareholders’ meetings, a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details of the resolutions. All votes on resolutions tabled at the shareholders’ meetings of the Company were conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to

Environmental, Social and Governance Report

Corporate Governance Report

the shareholders’ meetings and the communication between Directors and shareholders. The Directors provided detailed and sufficient answers to the questions raised by shareholders at the shareholders’ meetings. The Board implemented the Shareholders Communication Policy to ensure that the shareholders are provided with comprehensive, equal, understandable and public information of the Company on a timely basis and to facilitate the communication amongst the Company, the shareholders and investors.

Board of Directors

As at 31 December 2018, the Board of the Company comprised 10 Directors including 5 Executive Directors, 1 Non- Executive Director and 4 Independent Non-Executive Directors. The Audit Committee, Remuneration Committee and Nomination Committee under the Board consist solely of Independent Non- Executive Directors, which ensure that the Committees are able to provide sufficient check and balance, and make independent judgements to protect the interests of shareholders and the Company as a whole. The number of Independent Non- Executive Directors exceeds one-third of the members of the Board of the Company. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with extensive expertise in accounting and financial management. The term of office for the 6th session of the Board lasts for 3 years, starting from May 2017 until the day of the Company’s annual general meeting for the year 2019 to be held in 2020, upon which the 7th session of the Board will be elected.

In August 2013, the Company implemented the Board Diversity Policy. The Company strongly believes that board diversity will contribute significantly to the enhancement of the overall performance of the Company. The Company views board diversity as the key element for accomplishing its strategic goals and sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, education background or professional experience, skills, knowledge, duration of service and time commitment, etc. All appointments made or to be made by the Board are merit-based, and candidates are selected based on objective criteria taking full consideration of board diversity. Final decisions are comprehensively made based on each candidate’s attributes and the consideration for his/her value contributions to be made to the Board. The Nomination Committee oversees the implementation of Board Diversity Policy, reviews the existing policy as and when appropriate, and recommends proposals for revisions for the Board’s approval.

Environmental, Social and Governance Report

Corporate Governance Report

In 2018, the Board and the Nomination Committee proposed to appoint Madam Zhu Min (“Madam Zhu”) and Mr. Yeung Chi Wai, Jason (“Mr. Yeung”) as an Executive Director and an Independent Non-Executive Director of the Company respectively. When conducting the evaluation on the candidates, the Board and the Nomination Committee take into account the diversity of the Board and relevant policies. The Board and the Nomination Committee considered that Madam Zhu has extensive experience in finance, management and the telecommunications industry and her appointment to the Board can maintain the proportion of female members in the Board composition. There are currently two female Directors on the Board. Meanwhile, Mr. Yeung is considered as independent and has extensive experience in handling legal, regulatory, compliance and banking matters, and is familiar with relevant laws and regulations. He also complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules and has sufficient time to discharge his responsibilities as an Independent Non-Executive Director of the Company. The Board believes that the appointments of Madam Zhu and Mr. Yeung as Board members can further strengthen supervision and management capabilities in finance and legal areas. They can bring different views and perspectives to the Board and further enhance board diversity while promoting the independence and objectiveness in decision-making of the Board and the comprehensive and impartial supervision of the management in accordance with the interests of the Company and its shareholders as a whole. The appointments of Madam Zhu and Mr. Yeung as Directors were approved at the second EGM held on 26 October 2018 by the Company.

Biographical details of existing Directors are set out in the “Biographical details of Directors, Supervisors and Senior Management” section of this Annual Report. The Company considers that the Board currently comprises experts from diversified professions such as telecommunications, accounting, finance, law, banking and management with diversification in terms of gender, age, duration of service, etc., advancing the enhancement of management standard and the further standardisation of corporate governance practices, which results in a more comprehensive and balanced Board structure and decision- making process.

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Corporate Governance Report

The below sets out the analysis of the Board composition as at 31 December 2018:

The Company strictly complies with the Corporate Governance Code under the Listing Rules to rigorously regulate the operating procedures of the Board and its Committees, and to ensure that the procedures of the Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and earnestly supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2018, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgements and estimates, and prepared the financial statements on a going concern basis.

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The Articles of Association of the Company clearly defines the respective duties of the Board and the management. The Board is accountable to the shareholders’ meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company’s basic management system and the appointment of senior management personnel of the Company. The management is responsible for leading the operation and management of the Company, the implementation of Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid impeding or undermining the capabilities of the Board when exercising its powers as a whole.

All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive meeting notice at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make enquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agendas.

The Board holds at least 4 meetings in each year. Additional Board meetings will be held in accordance with practical needs. In 2018, the Board played a pivotal role in the Company’s operation, budgeting, supervision, internal control, risk management and other significant decisions and corporate governance. The Board reviewed significant matters including the Company’s annual and interim financial statements, quarterly financial results, financial and investment budgets, risk management and internal control implementation and assessment report, annual proposal for profit distribution, share appreciation rights scheme and the grant proposal, renewal of the continuing connected transactions,

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and the applicable renewed annual caps thereto, the implementation of continuing connected transactions, changes of Directors and Board Committee members, Supervisors and senior management, remuneration proposal for the newly appointed Directors, re-appointment and remuneration of auditors, establishment of independent board committee and appointment of independent financial adviser and implementation of new Lease Standard. During the year, the Company convened 4 Board meetings and completed various written resolutions. In 2018, the Chairman held a meeting to communicate with Non-Executive Directors (including Independent Non-Executive Directors) without the presence of Executive Directors independently to ensure their opinions can be fully expressed, further facilitating the exchange of different views on the Board.

The Company determines the Directors’ remuneration with reference to factors such as their respective duties and responsibilities in the Company, as well as their experience and market conditions at the relevant time.

The Board formulates and reviews the Company’s policies and practices on corporate governance; reviews and monitors the training and continuous professional development of Directors and senior management; reviews and monitors the Company’s policies and practices on compliance with legal and regulatory requirements; develops, reviews and monitors the code of conducts for employees; and reviews the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.

Directors’ training and continuous professional development

The Company provides guidelines on duties, continuing obligations, relevant laws and regulations, operation and business of the Company to newly appointed Directors so that they are provided with the tailored induction relating to their appointment. To ensure that the Directors are familiar with the Company’s latest operations for decision- making, the Company arranges for key financial data and operational data to be provided to the Directors on a monthly basis. Meanwhile, through regular Board meetings and reports from management, the Directors are able to have clearer understandings on the operations, business strategy, the latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and duties by continuously providing them with information regarding the latest development of the Listing Rules and other applicable regulations, and arranging internal training on topics related to the latest development of the industry and operational focus of the Company for mutual exchange of ideas and discussion. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills in order to contribute to the Company.

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During the year, the Directors as at 31 December 2018 have participated in training and continuous professional development activities, and the summary is as follows:

Directors	Types of training
Executive Directors
Yang Jie	A, B
Ke Ruiwen	A, B
Gao Tongqing	A, B
Chen Zhongyue	A, B
Zhu Min	A, B
Non-Executive Director
Chen Shengguang	A, B
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	A, B
Xu Erming	A, B
Wang Hsuehming	A, B
Yeung Chi Wai, Jason	A, B

A:	attending relevant seminars and/or conferences and/or forums; or delivering speeches at relevant seminars and/or conferences and/or forums
B:	reading or writing relevant newspapers, journals and articles relating to economy, general business, telecommunications, corporate governance or directors’ duties

Compliance with the Model Code for Securities Transactions by Directors and Supervisors and Confirmation of Independence by the Independent Non-Executive Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, the Company’s Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions for the year 2018. Meanwhile, the Company has received annual independence confirmation from each of the Independent Non-Executive Directors and considered them to be independent.

Audit Committee

As at 31 December 2018, the Audit Committee comprised 4 Independent Non- Executive Directors, Mr. Tse Hau Yin, Aloysius as the Chairman and Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason as the members. On 26 October 2018, Mr. Yeung Chi Wai, Jason was appointed as a member of Audit Committee. The Audit Committee is responsible to the Board. The Charter of the Audit Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities,

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funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s Internal Audit Department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective risk management and internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting, internal control and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system on whistleblowing to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters.

In 2018, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2018, the Audit Committee convened 5 meetings and passed 1 written resolution, in which it reviewed important matters related to the Company’s annual and interim financial statements, quarterly financial results, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, effectiveness of risk management and internal control systems, internal audit, renewal of the continuing connected transactions and the applicable renewed annual caps thereto, implementation of continuing connected transactions and the implementation of new Lease Standard. The Audit Committee reviewed the annual auditor’s report, interim review report and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regards to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee regularly received risk management reports, quarterly reports in relation to the internal audit and continuing connected transactions and provided guidance to the Internal Audit Department. Additionally, the Audit Committee reviewed the internal control assessment and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the external auditors twice a year.

On 17 December 2018, the Charter of the Audit Committee was amended to reflect the changes to the Listing Rules relating to the independence requirement of Committee members.

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Remuneration Committee

As at 31 December 2018, the Remuneration Committee comprised 3 Independent Non-Executive Directors, Mr. Xu Erming as the Chairman and Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming as the members. The Remuneration Committee is responsible to the Board. The Charter of the Remuneration Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to establish related procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual executive directors and senior management personnel including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration Committee convened 1 meeting and completed 1 written resolution in 2018, in which it reviewed and discussed the remuneration proposal for the newly appointed Directors, share appreciation rights scheme and the grant proposal.

On 17 December 2018, the Charter of the Remuneration Committee was amended to reflect the change to the independence requirement of Committee members.

Nomination Committee

As at 31 December 2018, the Nomination Committee comprised 3 Independent Non- Executive Directors, Madam Wang Hsuehming as the Chairlady and Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming as the members. On 28 May 2018, Madam Cha May Lung, Laura resigned from her positions as a member and the Chairlady of the Nomination Committee of the Company. On the same date, Madam Wang Hsuehming was appointed as a member and the Chairlady of the Nomination Committee of the Company. The Nomination Committee is responsible to the Board. The Charter of the Nomination Committee clearly defines the status, structure and qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of nominees for Independent Non-Executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors (especially Chairman and Chief Executive Officer) and succession plans for the Directors. The Nomination Committee convened 1 meeting and passed 1 written resolution in 2018, in which it performed a review of the structure and operations of the Board and the proposed candidate for Director and other related matters.

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Independent Board Committee

Pursuant to the requirement under the Listing Rules, the Company convened 1 Independent Board Committee meeting in 2018, with all 3 Independent Non- Executive Directors attended where it reviewed the renewal of the continuing connected transactions and the applicable renewed annual caps thereto and gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

Number of Board and Committee Meetings Attended/Held in 2018

	Board Meeting	Audit Committee Meeting	Nomination Committee Meeting	Remuneration Committee Meeting	Independent Board Committee Meeting	Shareholders’ Meeting
Executive Directors
Yang Jie	4/4	N/A	N/A	N/A	N/A	1/3
Liu Aili*	1/1	N/A	N/A	N/A	N/A	2/2
Ke Ruiwen	3/4	N/A	N/A	N/A	N/A	2/3
Sun Kangmin*	0/0	N/A	N/A	N/A	N/A	0/1
Gao Tongqing	4/4	N/A	N/A	N/A	N/A	2/3
Chen Zhongyue	4/4	N/A	N/A	N/A	N/A	3/3
Zhu Min*	2/2	N/A	N/A	N/A	N/A	N/A
Non-Executive Director
Chen Shengguang	2/4	N/A	N/A	N/A	N/A	2/3
Independent Non-Executive Directors
Tse Hau Yin, Aloysius	4/4	5/5	1/1	1/1	1/1	3/3
Cha May Lung, Laura*	0/1	N/A	0/1	N/A	N/A	1/2
Xu Erming	3/4	4/5	1/1	0/1	1/1	2/3
Wang Hsuehming	4/4	5/5	N/A	1/1	1/1	2/3
Yeung Chi Wai, Jason*	2/2	2/2	N/A	N/A	N/A	N/A

Note:	Certain Directors (including Non-Executive Director and Independent Non-Executive Directors) could not attend some of the shareholders’ meetings, Board meetings and other Committee meetings due to other important business commitments. Such Directors have reviewed the relevant meeting agendas and papers before the meetings and authorised other Directors in writing to vote on their behalf so as to ensure their views were fully reflected in the meetings.

*

On 29 January 2018, Mr. Sun Kangmin retired from his positions as an Executive Director and an Executive Vice President of the Company due to his age. On 28 May 2018, Madam Cha May Lung, Laura resigned from her positions as an Independent Non-Executive Director as well as a member and the Chairlady of the Nomination Committee of the Company due to her intention to focus on other business commitments and engagement. On the same date, Madam Wang Hsuehming was appointed as a member and the Chairlady of the Nomination Committee of the Company. On 19 July 2018, Mr. Liu Aili resigned from his positions as an Executive Director, President and Chief Operating Officer of the Company due to change in work arrangement. On 26 October 2018, the appointments of Madam Zhu Min and Mr. Yeung Chi Wai, Jason, as a Director and an Independent Director of the Company respectively were approved at the extraordinary general meeting of the Company. On the same date, Mr. Yeung Chi Wai, Jason was appointed as a member of the Audit Committee of the Company.

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The Company will identify suitable Director candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but not limited to, their gender, age, educational background or professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in the case of Independent Non-Executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. After the Nomination Committee and the Board have reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward in writing to the shareholders’ meeting for approval.

Directors shall be elected at the shareholders’ meeting for a term of 3 years. At the expiry of a Director’s term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of Directors) in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if there are matters falling within the functions and powers of shareholders in General Meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that 2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of Directors). The Board shall convene an extraordinary general meeting within 2 months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a Director, and during which written notice to the Company by such person of his/her willingness to be elected may be given, will be at least 7 days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than 7 days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

Supervisory Committee

As at 31 December 2018, the Company’s Supervisory Committee comprised 5 Supervisors, including 2 Employee Representative Supervisors. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other Senior Management so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee usually holds meetings at least twice a year. The Supervisory Committee convened 2 meetings in 2018. The term of office for the 6th session of the Supervisory Committee lasts for 3 years, starting from May 2017 until the day of the Company’s annual general meeting for the year 2019 to be held in year 2020, upon which the 7th session of the Supervisory Committee will be elected.

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Number of Supervisory Committee Meetings Attended/Held in 2018

Supervisors	Number of Meetings Attended/Held
Sui Yixun (Chairman of the Supervisory Committee)	2/2
Zhang Jianbin (Employee Representative Supervisor)	2/2
Yang Jianqing (Employee Representative Supervisor)	2/2
Hu Jing*	0/0
Xu Shiguang*	0/0
Ye Zhong	1/2

Note:	Certain Supervisors could not attend some of the meetings of the Supervisory Committee due to other important business commitments.

*

On 27 February 2018, Mr. Hu Jing resigned from his position as a Supervisor of the Company due to change in work arrangement. On 26 October 2018, the appointment of Mr. Xu Shiguang as a Supervisor of the Company was approved at the extraordinary general meeting of the Company.

External Auditors

The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. The non- audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2018 is as follows:

Service item	Fee (including value-added tax) (RMB millions)
Audit services	76.8
Non-audit services (mainly include internal control advisory and other advisory services)	3.4

Total	80.2

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The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor’s Report on pages 158 to 162.

Since the approval at the annual general meeting of the Company for the financial year 2012, the external auditors, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP have provided audit services for the Company for six consecutive years. The Audit Committee and the Board of the Company have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors respectively for the financial year 2019, subject to the approval at the 2018 annual general meeting of the Company.

Risk Management and Internal Control Systems

The Board attaches great importance to the establishment and perfection of the risk management and internal control systems. The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, and the Board acknowledges that it is responsible for the risk management and internal control systems and for reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance against material misstatements or losses. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems. The Board takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and optimising corporate governance, risk assessment, risk management and internal control so that the Company can achieve long-term development goals. The risk management and internal control systems of the Company is built on clear organisational structure and management duties, an effective delegation and

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accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance, which plays a pivotal role in the Company’s overall operation. The Company has formulated a code of conduct for the senior management personnel and employees which ensures their ethical value and competency. The Company attaches great importance to the prevention of fraud and has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and senior management personnel, breach the rules.

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a featured 5-step risk management approach based on risk management theory and practice to achieve closed-loop management of risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. In continuously strengthening the risk process control and management and focusing on significant risk which may be encountered, the Company established a risk monitoring team, to follow and report the status of risk management and control regularly, improve the collecting mechanism of risk-related information and identify the potential flaws of risk in a timely manner. Following the efforts made over the years, the Company has established a structured and highly-effective comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2018, pursuant to the requirement of provision C2 of the Corporate Governance Code promulgated by the Hong Kong Stock Exchange, the Company concentrated resources on the prevention of significant potential risks, and strived to reduce negative effect from significant risks, the Company was not confronted by any major risk event throughout the whole year.

The Company has identified, assessed and analysed potential major risks faced by the Company in 2019, including economic and policy environment adaptation risks, business development risks and network and information security risks etc., and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the potential impact from the above risks on the Company is limited and within an expected range.

In 2019, the potential significant risks and the major risk-prevention and countering measures are as follows:

Economic and policy environment adaptation risks: Facing the risks and challenges such as the downward pressure under the macroeconomic environment, upgrade of 5G technology, change of regulatory policies in the industry and

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complicated and changing international environment, the Company will actively adapt to the change of environment, increase effort on stringent control of accounts receivable, proactively embark the trial and application of 5G and innovation on business models, implement the requirements of regulatory policies, promote comprehensive in-depth reform, improve the outside compliance management system and further enhance the quality, efficiency, and motivation of development.

Business development risks: Facing continuously intensified competition in the industry, the Company will insist on customer-oriented focus to build a “Trinity” market value operation system featuring convergence, integration and intelligentisation, promoting cloud- network integration, deepening value operations and promoting high-quality development.

Network and information security risks: Facing the all-round risks and challenges of network and information security, the Company will proactively carry out the obligation of network security protection, increase initiatives on security, enhance the network security protection capability and respond to emergencies in a timely and appropriate manner.

The Company highly values the compliance with the laws and regulations of the People’s Republic of China as well as the places of listing of the Company and where the Company’s business operations are located, strictly complies with all laws and regulations and timely and proactively incorporates the laws and regulations into the Company’s rules and regulations to protect the Company’s legitimate business management, maintain the Company’s legitimate rights and support corporate to achieve long-term healthy development target.

The Standing Committee of the National People’s Congress (the “NPCSC”) promulgated the Anti-Unfair Competition Law of the People’s Republic of China, which has come into force on 1 January 2018. The amended Anti-Unfair Competition Law of the People’s Republic of China defined acts of unfair competition, supplemented unfair competition practices that should be prohibited, clearly identified the rules for confusing behaviour and targets of commercial bribery, strengthened the protection of trade secrets, revised the rules concerning the recognition of prize sales, increased the maximum amount of sales rewards, broadened the terms for unfair competition behaviour in Internet, strengthened the measures for supervision and inspection, and perfected the legal liability systems with priority for civil liability and by paralleling the civil liability and administrative penalty, aggravated the punishment for violations, sorted out and maintained relationship with other laws and regulations.

In August 2018, the NPCSC approved the E-Commerce Law of the People’s Republic of China, which was formally implemented on 1 January 2019. E-Commerce Law consisted of seven chapters and eighty- nine articles which further regulated the parties conducting e-commerce activities including e-commerce platform operators (“e-commerce platforms”). It was the first time to define and confirm the obligation of e-commerce platforms to protect the consumers’ security and request the e-commerce platforms to bear the corresponding responsibility when the obligation is breached. It further refined the regulation for the responsibility of intellectual property infringement on the e-commerce platforms, regulated the industrial and commercial registration and tax collection and management of e-commerce operators, requested the

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e-commerce operators to publish information when independently terminating the transactions, prohibited fabricating transactions, made up user comments to defraud and mislead consumers, prohibited the e-commerce platforms to abuse the dominant market position and excluded and restricted the competition, regulated the rules of deposits collection and return, marked the ranking of bidding products, etc.

On 23 August 2018, the Ministry of Industry and Information Technology promulgated the Notice of Ministry of Industry and Information Technology on Further Regulating Activities to Market Telecommunications Tariff Schemes (the “Notice”) and became effective from 23 August 2018. The Notice encouraged the fundamental telecommunications enterprises to provide a tiered discount pricing formula for tariff plans according to the usage amount of the users and simplify the structure of tariff package. In formulating and implementing the tariff plans of packaging and sales, the tariff plans on each respective service should be provided at the same time and should further improve the tariff rates disclosure policy. When promoting the tariff plans, reminder obligation should be carried out for the matters drawing users’ attention to the restrictive condition, the validity period and the billing principle, and for the same type of users with the same transaction conditions should be guaranteed with equal rights to the tariff plans.

Apart from implementing the latest and newly-amended laws and regulations in a timely manner, the Company also actively and closely monitors forthcoming changes in the relevant laws and regulations in order to strengthen the management of the relevant business operation behaviour, safeguards the effective adherence to relevant laws and regulations so as to ensure that the Company’s operations are in full compliance with the laws.

Since 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of other advisory institutions including external auditors, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. The Company has all along continuously revises and improves the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development over the years. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained. At the same time, the Company attaches great importance to the control and monitoring of network information safety. The Company persistently optimises the relevant rules and guidances, further defines the responsible entities and regularly commences the inspection of network safety and information safety in order to promote the enhancement of the awareness of network information safety and relevant skills and knowledge.

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In 2018, based on external regulatories supervision, changes in policy environment, and requirements for prevention and control of the Company’s key risks, the Company also took into accounts of various measures and business development of its deepening reforms. In order to focus on responding quickly to market demands and supporting business innovation and operational innovation for enterprises, the Company conducted annual revision of internal control manuals and implementation guidance. Branches at all levels further optimised and improved the list of internal audit authority, strengthened the Company’s internal supervision and stringent control on problem ratification, continuously improved internal control procedures and policies for capital utilisation, amended the protection for users’ information and customer service related procedures, perfected taxation and e-channel partner management; supplemented the contents of outsourcing management of sales outlets and property leasing management, IDC and Internet services management, funds and accounts management, guarantee and legal issues management.

The Internal Audit Department plays a vital role in supporting the Board, the management and the risk management and internal control systems. The functions of the Internal Audit Department, which are independent of the Company’s business operations, are complementary with the functions of the external auditors while the Internal Audit Department plays an important role in the monitoring of the Company’s internal management. The Internal Audit Department is responsible for internal control assessment of the Company, and provides an objective assurance to the Audit Committee and the Board that the risk management and internal control systems are maintained and operated by the management in compliance with agreed processes and standards. The Internal Audit Department regularly reports the internal audit results to the Audit Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee.

Annual Evaluation of Risk Management and Internal Control Systems

The Company has been continuously improving its risk management and internal control systems so as to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk.

The Company has adopted the COSO Internal Control Framework (2013) as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Auditing Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment system is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the Internal Audit Department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following 4 major steps of assessment: (1) analyse

Environmental, Social and Governance Report

Corporate Governance Report

and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the operating effectiveness of internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating amended “Interim Measures for the Internal Control Assessment”, “Manual for the Self- Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance. In 2018, the Company’s Internal Audit Department initiated and coordinated the assessment of internal control all over the Company, and reported the results to the Audit Committee and the Board.

Self-assessment of internal control adopts a top-down approach which further reinforces assessment in respect of control points in relation to control environment and material financial statements items. The Company insisted on risk-oriented principles with 100% coverage and focusing on assessing key control areas and control points identified from risk analysis. In 2018, the internal control self-assessment takes the prevention of systemic risk as top priority. Focusing on efforts in the depth and breadth of self- assessment with full exploitation of leading business department in the coordination of self-assessment and risk control, the Company identified major risk, confirmed the key control areas and key control points while conducting self- identification, self-assessment and self- improvement vertically. Focusing on the internal control deficiencies identified during the self-assessment, the Company promptly identified the responsibilities and timely rectified the deficiencies, effectively control and eliminate any potential risks. The Company also worked towards perfecting the systems and procedures, and deepening its governance measures, while continuously enhancing the design and operating effectiveness of internal control.

On the basis of risk-oriented independent assessment, the Company continued to strengthen the independent assessment of internal control and increased the assessment strength on the major work, major business and the effectiveness of internal control in key risk areas. In 2018, on the basis of conducting regular and independent assessment of internal control, the Company solidified fundamental risk control capabilities to check the quality on self-assessment of internal control and effectiveness of key internal control, conduct independent assessment on city-level branches, and deeply understand and analyse the risks existed in the grassroots operating units, and seek improvement on the flaws of internal control. We also identified successful experiences and applied them to boarder areas to increase the economic radiation effects while effectively promoting implementation of risk prevention measures in different levels, urging all level units to further enhance self-assessment on working quality and rectification in order to effectively enhancing the quality and effectiveness of assessment, enhancing the self-healing ability and promoting the healthy development of the Company.

Furthermore, the Company organised the risk management and internal control assessment team and other relevant departments to closely coordinate with the external auditors’ audit of internal

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control over financial reporting. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to material financial statements items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. Focusing on deficiencies identified through self- assessment, independent assessment, internal control audit and audit from National Audit Office, the Company required all units to carry out rectification measures and established a collaborative risk prevention mechanism to promote different professional reporting lines of various departments in the headquarters office to execute vertical supervision and system improvement for the rectification work. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification measures of internal control deficiencies and issued measures to rectify the audit problem identified. All subordinates entities proactively rectified deficiencies identified from the internal and external assessments on the request from the Company.

Through self-assessments and independent assessments conducted at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board oversees the Company’s risk management and internal control systems on an on-going basis and the Board, through the Audit Committee, conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2018, which covered all material areas including financial controls, operational controls and compliance controls, as well as its risk management functions. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of the Company’s risk management and internal control systems (including Environmental, Social and Governance risk management and internal control systems), the Board is of the view that these systems are solid, well- established, effective and sufficient. The annual review also confirms the adequacy of resources relating to the Company’s accounting, internal control and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff’s training programmes and the relevant budget.

Investor Relations and Transparent Information Disclosure Mechanism

The Company established an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and

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development of the Company. The Company’s senior management presents the annual results and interim results every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, senior management provides the capital market and media with important information and responds to key questions which are of prime concerns to the investors. This has helped to reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially the public shareholders, to actively participate in the Company’s Annual General Meetings and to promote direct and two-way communications between the Board and shareholders. Meanwhile, the Company set up a dedicated investor relations enquiry line, for the purpose of providing a direct channel to address enquiries from the investment community. This allows the Company to better serve its shareholders and investors.

With an aim of strengthening communications with the capital market and enhancing transparency of information disclosure, the Company has provided quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and monthly announcements of the number of access lines in service, mobile and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2018, the Company participated in a number of investor conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

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Corporate Governance Report

In 2018, the Company attended the following investor conferences held by major international investment banks:

Date	Name of Conference	Location
January 2018	DBS Vickers Pulse of Asia Conference 2018	Singapore
January 2018	Deutsche Bank Access China Conference 2018	Beijing
January 2018	Morgan Stanley China TMT Conference 2018	Beijing
January 2018	UBS 18th Greater China Conference	Shanghai
May 2018	Nomura Hong Kong & China A/H TMT Corporate Day 2018	Hong Kong
May 2018	J.P. Morgan Global China Summit 2018	Beijing
May 2018	BNP Paribas 9th Asia Pacific TMT Conference	Hong Kong
May 2018	Macquarie Greater China Conference 2018	Hong Kong
May 2018	HSBC China Conference 2018	Shenzhen
May 2018	Goldman Sachs TechNet Conference – Asia Pacific 2018	Hong Kong
May 2018	Guotai Junan International Investor Forum 2018	Shenzhen
May 2018	Morgan Stanley China Summit 2018	Beijing
May 2018	CICC 7th Annual New York Investor Forum	United States
May 2018	Deutsche Bank Access Asia Conference 2018	Singapore
June 2018	Nomura Investment Forum Asia 2018	Singapore
June 2018	UBS Asia TMT Conference 2018	Hong Kong
June 2018	CICC Investment Strategy Conference 2018	Shanghai
June 2018	Maybank KimEng Invest Asia Conference 2018	United Kingdom
August 2018	Morgan Stanley China TMT Conference	Beijing
September 2018	Morgan Stanley Asia Pacific Corporate Day 2018	London
September 2018	HSBC GEMs Investor Forum 2018	London
September 2018	Nomura China Investor Forum 2018	Shanghai
September 2018	Haitong International AI Conference 2018	Hong Kong
September 2018	25th CLSA Investors’ Forum	Hong Kong
November 2018	Credit Suisse China Investment Conference 2018	Shenzhen
November 2018	Goldman Sachs China Conference 2018	Shenzhen
November 2018	Jefferies 8th Annual Greater China Conference	Hong Kong
November 2018	J.P. Morgan Global TMT Conference 2018	Hong Kong
November 2018	Citi China Investor Conference 2018	Macau
November 2018	Morgan Stanley European Technology, Media & Telecom Conference 2018	Barcelona
November 2018	Daiwa Investment Conference 2018	Hong Kong
November 2018	Daiwa Asia Communication Days 2018	London

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Corporate Governance Report

The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors, media and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. The Company launched a responsive website with the latest technology, which allows automatic adjustment to fit for different screen resolution and user interface, assuring the best browsing experience of website content with desktop computers, laptops or mobile devices. This allows investors, shareholders, reporters and the general public to browse the updated information on the Company’s website with any device more easily and promptly anytime anywhere. The Company’s website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts to investors, downloading to excel, RSS Feeds, self- selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, historical stock quote, add investor events to calendars, content sharing to social media, etc. In addition to setting up a dedicated investor relations enquiry line, a specialised appointment function to schedule a meeting with investor relations professionals was also launched on the Company’s website, to promote direct and close communication between the Company and investors, as well as to increase transparency. The Company’s website was accredited a number of awards including the “Best Website” by Institutional Investor, and “Best IR Website Award” by IR Magazine, indicating that the Company’s website is highly recognised by the professionals.

The Company also strives to enhance the disclosure quality and format of annual report. The Company further enhanced the transparency of disclosure in environmental, social and governance areas, by following Environmental, Social and Governance Reporting Guide, Appendix 27 of Listing Rules, to report the Company’s achievements and key performance indicators on environmental protection, while also took initiative to add quantitative disclosures on social responsibility. The data disclosed was analysed and assessed by independent third party to ensure compliance with relevant requirements. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and prepared and distributed the annual report in a more environmentally-friendly and cost-saving manner according to the recommendations received. Shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving printed version in English and/or Chinese. The Company clearly and precisely delivered the messages about its strategies and goals in its 2017 Annual Report “Co-Building Our Smart Future”, so that shareholders and investors can easily understand the Company’s development directions and focus. The print and online versions of 2017 Annual Report won a number of top accolades in international competitions, including being awarded the Grand Award and 12 gold awards in “2018 International ARC Awards”, as well as winning 7 gold awards in “LACP 2017 Vision Awards Annual Report Competition”. The prestigious honours reflect the unanimous worldwide recognition towards China Telecom’s tireless pursuit of excellence and globally leading performance on corporate governance and disclosure, on both conventional and digital channels.

Environmental, Social and Governance Report

Corporate Governance Report

The Company has always maintained a sound and effective information disclosure mechanism while keeping highly transparent communications with media, analysts and investors. Meanwhile, we attach great importance to the handling of inside information and have formulated rules on information disclosures and guidelines on inside information which encompass (including but not limited to) disclosure of sensitive information and rules on confidential information, identifying the scope of inside information, procedures and management guidelines on handling inside information. In general, the authorised speakers only clarify and explain on information that are available on the market, and avoid providing or divulging any unpublished inside information either as an individual or as a team. Before conducting any external interview, if the authorised speaker has any doubt about the information to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such information is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the blackout periods.

Shareholders

Details of shareholders by type and public float capitalisation can be referred to the Report of the Directors on pages 54 to 75 of this annual report.

Environmental, Social and Governance Report

Corporate Governance Report

Shareholders’ Rights

According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

2 or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign 1 or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene an extraordinary general meeting or a class meeting thereof. If the Board fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the Board) within 4 months from the date of receipt of the requisitions by the Board.

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders’ meetings.

Process of forwarding shareholders’ enquiries to the Board or requesting for convening of an extraordinary general meeting or a class meeting or proposing new motions:

Shareholders may at any time send their enquiries, requests, proposals and concerns to the Board in writing through the Company Secretary and the Investor Relations Department.

The contact details of the Company Secretary are as follows:

The Company Secretary

China Telecom Corporation Limited

28th Floor, Everbright Centre,

108 Gloucester Road, Wanchai,

Hong Kong

Email: ir@chinatelecom-h.com

Tel No.: (852) 2877 9777

IR Enquiry: (852) 2582 0388

Fax No.: (852) 2877 0988

Environmental, Social and Governance Report

Corporate Governance Report

A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable timely, effective and interactive communication between the Company, shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, which will answer the shareholders’ questions. Information on the Company’s website is updated regularly.

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices of the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of Independent Directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of Independent Directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. The Listing Rules require that at least one-third of the Board of Directors of a listed company in Hong Kong be Independent Non-Executive Directors. The Board of the Company currently comprises 9 Directors, of which 4 are Independent Directors, making the number of Independent Directors exceeds one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Environmental, Social and Governance Report

Corporate Governance Report

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance guidelines. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any guidelines for corporate governance; therefore, the Company has not formulated any separate corporate governance guidelines. However, the Company has implemented the code provisions under the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2018.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency of operations, as well as the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and seek sustainable returns for the shareholders and investors.

For further information, please browse our website at www.chinatelecom-h.com

Co-sharing Value of

Innovation for a New Smart Life

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED

(Incorporated in The People’s Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 163 to 261, which comprise the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Independent Auditor’s Report

Key Audit Matters (continued)

Key audit matter	How our audit addressed the key audit matter
Revenue recognition

We identified revenue recognition as a key audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the IT billing systems given the complexity of the systems and the significance of volumes of data processed by the systems.

Revenues from the provision of telecommunications services are, in general, recognised as performance obligations are satisfied. Fees for telecommunications packages are recognised for each service type in the packages. The data records are captured and the revenue transactions are recorded by the IT billing systems.

Details of the accounting policies for revenue recognition and an analysis of revenues are disclosed in Notes 3(m) and 26, respectively, to the consolidated financial statements.

Our procedures in relation to revenue recognition comprising both control testing and substantive procedures on a sample basis, included involving our internal IT specialists to assist with:

•  Testing the IT environment in which the billing systems reside, including interface controls between different IT applications.

•  Testing the key controls over the calculation of the amounts billed to customers and the capturing and recording of the revenue transactions.

•  Testing the key controls over the authorisation of the rate changes and the input of such rates to the billing systems.

•  Testing the end-to-end reconciliations from data records to the billing systems and to the general ledger.

•  Testing material journals processed between the billing systems and the general ledger.

•  Testing the accuracy of customer bill calculations and the respective revenue transactions recorded.

Independent Auditor’s Report

Key Audit Matters (continued)

Key audit matter	How our audit addressed the key audit matter

Valuation of goodwill and long-lived assets

We identified the valuation of goodwill and long-lived assets as a key audit matter because the impairment assessment of goodwill and long-lived assets requires the management to exercise significant judgments relating to the estimation of level of revenue, amount of operating costs and applicable discount rate.

Details of the accounting policies for impairment of goodwill and long-lived assets and the related accounting estimates are disclosed in Notes 3(i) and 46, respectively, to the consolidated financial statements. Details of goodwill impairment assessment are disclosed in Note 6 to the consolidated financial statements.

Our procedures in relation to the valuation of goodwill and long-lived assets included:

•  With the assistance of our internal valuation specialists, assessing the discount rate and assumptions used by the management in the value in use model and comparing the discount rate used by the management to externally derived data and our own assessments of key inputs used in deriving the discount rate.

•  With the assistance of our internal valuation specialists, comparing the key inputs to the projected cash flows, such as the number of subscribers, average revenue per subscriber and amount of operating cost, with corresponding historical data to evaluate the reasonableness of the management’s projections.

•  Assessing and challenging the significant judgments and estimates used in the management’s impairment assessment and evaluating the sensitivity analysis performed by the management.

Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor’s Report

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Independent Auditor’s Report

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued)

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Ip Kan Wah.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

19 March 2019

Consolidated Statement of Financial Position

at 31 December 2018 (Amounts in millions)

	Notes	31 December 2018 RMB	31 December 2017 RMB
ASSETS

Non-current assets
Property, plant and equipment, net	4	407,795	406,257
Construction in progress	5	66,644	73,106
Lease prepayments		21,568	22,262
Goodwill	6	29,922	29,920
Intangible assets	7	14,161	12,391
Interests in associates	9	38,051	35,726
Investments	10	—	1,154
Equity instruments at fair value through other comprehensive income	11	852	—
Deferred tax assets	12	6,544	5,479
Other assets	13	4,840	3,349

Total non-current assets		590,377	589,644

Current assets
Inventories	14	4,832	4,123
Income tax recoverable		121	693
Accounts receivable, net	15	20,475	22,096
Contract assets	16	478	—
Prepayments and other current assets	17	23,619	22,128
Short-term bank deposits		6,814	3,100
Cash and cash equivalents	18	16,666	19,410

Total current assets		73,005	71,550

Total assets		663,382	661,194

The notes on pages 169 to 261 form part of these consolidated financial statements.

Consolidated Statement of Financial Position

at 31 December 2018 (Amounts in millions)

	Notes	31 December 2018 RMB	31 December 2017 RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt	19	49,537	54,558
Current portion of long-term debt	19	1,139	1,146
Accounts payable	20	107,887	119,321
Accrued expenses and other payables	21	43,497	98,695
Contract liabilities	22	55,783	–
Income tax payable		601	404
Current portion of finance lease obligations		101	51
Current portion of deferred revenues	23	375	1,233

Total current liabilities		258,920	275,408

Net current liabilities		(185,915)	(203,858)

Total assets less current liabilities		404,462	385,786

Non-current liabilities
Long-term debt	19	44,852	48,596
Finance lease obligations		115	26
Deferred revenues	23	1,454	1,828
Deferred tax liabilities	12	13,138	8,010
Other non-current liabilities		804	629

Total non-current liabilities		60,363	59,089

Total liabilities		319,283	334,497

Equity
Share capital	24	80,932	80,932
Reserves	25	262,137	244,935

Total equity attributable to equity holders of the Company		343,069	325,867
Non-controlling interests		1,030	830

Total equity		344,099	326,697

Total liabilities and equity		663,382	661,194

Approved and authorised for issue by the Board of Directors on 19 March 2019.

Ke Ruiwen	Zhu Min
Executive Director,	Executive Director,
President and	Executive Vice President and
Chief Operating Officer	Chief Financial Officer

The notes on pages 169 to 261 form part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2018 (Amounts in millions, except per share data)

	Notes	2018 RMB	2017 RMB
Operating revenues	26	377,124	366,229

Operating expenses
Depreciation and amortisation		(75,493)	(74,951)
Network operations and support	27	(116,062)	(103,969)
Selling, general and administrative		(59,422)	(58,434)
Personnel expenses	28	(59,736)	(56,043)
Other operating expenses	29	(37,697)	(45,612)

Total operating expenses	30	(348,410)	(339,009)

Operating profit		28,714	27,220
Net finance costs	31	(2,708)	(3,291)
Investment income		38	147
Income from investments in associates	9	2,104	877

Profit before taxation		28,148	24,953
Income tax	32	(6,810)	(6,192)

Profit for the year		21,338	18,761

Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		(324)	—
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		82	—

		(242)	—

Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		—	(400)
Deferred tax on change in fair value of available-for-sale equity securities		—	100
Exchange difference on translation of financial statements of subsidiaries outside mainland China		154	(259)
Share of other comprehensive income of associates		(7)	7

		147	(552)

Other comprehensive income for the year, net of tax		(95)	(552)

Total comprehensive income for the year		21,243	18,209

Profit attributable to
Equity holders of the Company		21,210	18,617
Non-controlling interests		128	144

Profit for the year		21,338	18,761

Total comprehensive income attributable to
Equity holders of the Company		21,115	18,065
Non-controlling interests		128	144

Total comprehensive income for the year		21,243	18,209

Basic earnings per share	37	0.26	0.23

Number of shares (in millions)	37	80,932	80,932

The notes on pages 169 to 261 form part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2018 (Amounts in millions)

		Attributable to equity holders of the Company
	Notes	Share capital RMB	Capital reserve RMB	Share premium RMB	Surplus reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance as at 1 January 2017		80,932	17,160	10,746	72,611	711	(622)	133,839	315,377	971	316,348
Profit for the year		—	—	—	—	—	—	18,617	18,617	144	18,761
Other comprehensive income for the year		—	—	—	—	(293)	(259)	—	(552)	—	(552)

Total comprehensive income for the year		—	—	—	—	(293)	(259)	18,617	18,065	144	18,209

Acquisition of the Eighth Acquired Group	1	—	(80)	—	—	—	—	(7)	(87)	—	(87)
Acquisition of non-controlling interests		—	46	—	—	—	—	—	46	(196)	(150)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(89)	(89)
Dividends	36	—	—	—	—	—	—	(7,530)	(7,530)	—	(7,530)
Appropriations	25	—	—	—	1,686	—	—	(1,686)	—	—	—
Others		—	—	—	—	(4)	—	—	(4)	—	(4)

Balance as at 31 December 2017		80,932	17,126	10,746	74,297	414	(881)	143,233	325,867	830	326,697

Changes in accounting policies	2	—	—	—	302	—	—	2,673	2,975	(1)	2,974

Balance as at 1 January 2018, as restated		80,932	17,126	10,746	74,599	414	(881)	145,906	328,842	829	329,671

Profit for the year		—	—	—	—	—	—	21,210	21,210	128	21,338
Other comprehensive income for the year		—	—	—	—	(249)	154	—	(95)	—	(95)

Total comprehensive income for the year		—	—	—	—	(249)	154	21,210	21,115	128	21,243

Disposal of investments in equity instruments at fair value through other comprehensive income		—	—	—	—	(5)	—	5	—	—	—
Disposal of a subsidiary		—	—	—	—	—	—	—	—	5	5
Contribution from non-controlling interests		—	680	—	—	—	—	—	680	265	945
Reduction of capital by non-controlling interests		—	—	—	—	—	—	—	—	(20)	(20)
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(177)	(177)
Dividends	36	—	—	—	—	—	—	(7,568)	(7,568)	—	(7,568)
Appropriations	25	—	—	—	1,875	—	—	(1,875)	—	—	—

Balance as at 31 December 2018		80,932	17,806	10,746	76,474	160	(727)	157,678	343,069	1,030	344,099

The notes on pages 169 to 261 form part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2018 (Amounts in millions)

	Note		2018 RMB	2017 RMB
Net cash from operating activities	(a	)	99,298	96,502

Cash flows used in investing activities
Capital expenditure			(83,835)	(87,334)
Lease prepayments			(20)	(89)
Purchase of investments			(328)	(443)
Proceeds from disposal of property, plant and equipment			1,866	2,066
Proceeds from disposal of lease prepayments			45	72
Proceeds from disposal of investments			96	—
Net cash (outflow)/inflow from disposal of subsidiaries			(1)	184
Purchase of short-term bank deposits			(7,726)	(2,815)
Maturity of short-term bank deposits			3,949	3,096

Net cash used in investing activities			(85,954)	(85,263)

Cash flows used in financing activities
Principal element of finance lease payments			(73)	(84)
Proceeds from bank and other loans			97,829	123,250
Repayments of bank and other loans			(106,923)	(69,953)
Repayment of deferred consideration in respect of the Mobile Network Acquisition			—	(61,710)
Payment of the acquisition price of the Eighth Acquisition (Note 1)			(87)	—
Payment of dividends			(7,568)	(7,530)
Distribution to non-controlling interests			(177)	(89)
Payment for the acquisition of non-controlling interests			(119)	(31)
Contribution from non-controlling interests			855	—
Reduction of capital by non-controlling interests			(20)	—

Net cash used in financing activities			(16,283)	(16,147)

Net decrease in cash and cash equivalents			(2,939)	(4,908)
Cash and cash equivalents at 1 January			19,410	24,617
Effect of changes in foreign exchange rate			195	(299)

Cash and cash equivalents at 31 December			16,666	19,410

The notes on pages 169 to 261 form part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2018 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2018 RMB	2017 RMB
Profit before taxation	28,148	24,953
Adjustment for:
Depreciation and amortisation	75,493	74,951
Credit impairment losses, net of reversal	2,050	2,036
Impairment losses for long-lived assets	—	10
Write down of inventories	66	178
Investment income	(38)	(147)
Income from investments in associates	(2,104)	(877)
Interest income	(306)	(429)
Interest expense	3,093	3,586
Net foreign exchange (gain)/loss	(79)	134
Net loss on retirement and disposal of long-lived assets	1,757	1,841

Operating profit before changes in working capital	108,080	106,236
Increase in accounts receivable	(1,848)	(2,770)
Decrease in contract assets	170	—
(Increase)/decrease in inventories	(622)	905
Increase in prepayments and other current assets	(1,349)	(2,618)
Decrease/(increase) in other assets	271	(231)
Decrease in accounts payable	(3,181)	(4,213)
Increase in accrued expenses and other payables	9,842	7,232
Decrease in contract liabilities	(6,414)	—
Decrease in deferred revenues	(138)	(202)

Cash generated from operations	104,811	104,339
Interest received	306	433
Interest paid	(3,094)	(3,707)
Investment income received	34	63
Income tax paid	(2,759)	(4,626)

Net cash from operating activities	99,298	96,502

The notes on pages 169 to 261 form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

1.	Principal Activities, Organisation and Basis of Presentation

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including voice, Internet, telecommunications network resource and equipment services, information and application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including network equipment services, international Internet access and transit, Internet data centre and mobile virtual network services in certain countries and regions of the Asia Pacific, Europe, Africa, South America and North America. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom Global Limited (“CT Global”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd (“E-surfing Pay”) and E-surfing Media Co., Ltd. (“E-surfing Media”), acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”). The Company disposed the equity interest in E-surfing Media to China Telecommunications Corporation in 2013.

On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd. (“Besttone Holding”), a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”).

On 31 December 2013, CT Global, a subsidiary of the Company, acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”).

On 31 October 2017, the Company disposed of the 100% equity interest in Chengdu E-store Technology Co., Ltd (“E-store”), a subsidiary of the Company, to Besttone Holding. The final consideration for the disposal of the equity interest in E-store was arrived at RMB251 million, among which RMB249 million was received on 16 November 2017 and the remaining balance of RMB2 million was received in 2018.

In December 2017, the Company acquired the satellite communications business (the “Satcom Business”) from China Telecom Satellite Communication Co., Ltd., a wholly owned subsidiary of China Telecommunications Corporation, at a purchase price of RMB70 million. In the same month, E-surfing Pay acquired a 100% interest in Shaanxi Zhonghe Hengtai Insurance Agent Limited (“Zhonghe Hengtai”), a wholly owned subsidiary of Shaanxi Communications Services Company Limited (“Shaanxi Comservice”, a company ultimately held by China Telecommunications Corporation), from Shaanxi Comservice, at a purchase price of RMB17 million. The acquisitions of the Satcom Business and Zhonghe Hengtai (collectively referred to as the “Eighth Acquired Group”) are two separate transactions, which are collectively referred to as the “Eighth Acquisition”. The total final consideration of the Eighth Acquisition was paid by 30 June 2018.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business, the Seventh Acquired Company and the Eighth Acquired Group are collectively referred to as the “Acquired Groups”.

170

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Basis of presentation

Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an extraordinary general meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreement with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation

In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by IASB that are mandatorily effective for the current year:

•	IFRS 9, “Financial Instruments”

•	IFRS 15, “Revenue from Contracts with Customers” and the related Amendments

•	IFRIC 22, “Foreign Currency Transactions and Advance Consideration”

•	Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions”

•	Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

•	Amendments to IAS 40, “Transfers of Investment Property”

•	Amendments to IAS 28 as part of the “Annual Improvements to IFRS Standards 2014–2016 Cycle”

171

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

Except for IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” and the related Amendments as described below, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current year (Note 47).

2.1	IFRS 15, “Revenue from Contracts with Customers”

The Group has applied IFRS 15 for the first time in the current year. IFRS 15 superseded IAS 18,

“Revenue”, IAS 11, “Construction Contracts” and the related interpretations.

The Group has applied IFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference at the date of initial application is recognised in the opening reserves and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15, the Group has elected to apply the standard retrospectively only to the contracts that are not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18, “Revenue” and the related interpretations.

The Group recognises revenue from the following major sources which arise from contracts with customers:

•	Telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, and resale of mobile services (MVNO); and

•	Sales, and repair and maintenance of telecommunications equipment and others.

Information about the Group’s performance obligations and the accounting policies resulting from application of IFRS 15 are disclosed in Notes 26 and 3(m) respectively.

Summary of effects arising from initial application of IFRS 15

The following table summarises the impacts of transition to IFRS 15 on reserves at 1 January 2018.

RMB millions
Reserves
Consideration payable to customers	2,884
Contract with multiple performance obligations	663
Incremental costs of obtaining contracts	1,210
Tax effect	(1,066)

Increase at 1 January 2018	3,691

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.1 IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2018. Line items that were not affected by the changes have not been included.

	Notes		Carrying amounts previously reported at 31 December 2017 RMB millions	Reclassification RMB millions	Remeasurement RMB millions	Carrying amounts under IFRS 15 at 1 January 2018* RMB millions
Non-current assets
Other assets	(a	)	3,349	—	1,210	4,559
Current assets
Accounts receivable, net	(b	)	22,096	(596)	—	21,500
Contract assets	(b, e	)	—	633	23	656
Prepayments and other current assets	(b	)	22,128	(37)	—	22,091
Current liabilities
Accrued expenses and other payables	(c	)	98,695	(64,912)	—	33,783
Contract liabilities	(c, d, e	)	—	65,699	(3,524)	62,175
Current portion of deferred revenues	(c	)	1,233	(787)	—	446
Non-current liabilities
Deferred tax liabilities	(a, d, e	)	8,010	—	1,066	9,076
Equity
Reserves			244,935	—	3,691	248,626

*	The amounts in this column are before the adjustments from the application of IFRS 9.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Notes:

(a)

The Group incurred incremental commission paid/payable to third party agents in connection with obtaining the contracts with customers. These amounts were previously expensed as incurred. At the date of initial application of IFRS 15, incremental costs of obtaining contracts, netted off deferred tax, amounting to RMB940 million were recognised with corresponding adjustments to reserves.

(b)

At the date of initial application of IFRS 15 unbilled revenues of RMB633 million arising from information and application service contracts are conditional on the Group’s achieving specified milestones as stipulated in the contracts, and hence such balance was reclassified from accounts receivable and prepayments and other current assets to contract assets.

(c)

At the date of initial application of IFRS 15, considerations received from telecommunications service contracts included in receipts in advance and deferred revenues amounting to RMB64,912 million and RMB787 million, respectively, were reclassified from accrued expenses and other payables and current portion of deferred revenues to contract liabilities.

(d)

Certain subsidies payable to third party agents incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, were previously expensed as incurred. At the date of initial application of IFRS 15, such subsidies were considered as consideration payable to customers and the related impact, netted off deferred tax, amounting to RMB2,224 million were recognised with corresponding adjustments to reserves.

(e)

The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Group’s direct sales of promotional packages. The total contract consideration of a promotional package is previously allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. At the date of initial application of IFRS 15, the transaction price was allocated to each performance obligation in the contract on a relative stand-alone selling price basis, and the consideration allocated to sales of terminal equipment was recognised as revenue at contract inception, i.e. when the equipment are delivered, while consideration allocated to provision of telecommunications services would be subsequently recognised as revenue as services are delivered during the contract period, with the impact, netted of deferred tax, amounting to RMB527 million recognised with corresponding adjustments to reserves.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

The following tables summarise the impacts of applying IFRS 15 on the Group’s consolidated statement of financial position as at 31 December 2018 and its consolidated statement of comprehensive income and consolidated statement of cash flows for the current year for each of the line items affected. Line items that were not affected by the changes have not been included.

Impact on the consolidated statement of financial position

	Notes		As reported at 31 December 2018 RMB millions	Adjustments RMB millions	Amounts without application of IFRS 15 at 31 December 2018 RMB millions
Non-current assets
Other assets	(a	)	4,840	(1,287)	3,553
Current assets
Accounts receivable, net	(b	)	20,475	461	20,936
Contract assets	(b, e	)	478	(478)	—
Current liabilities
Accrued expenses and other payables	(c, d, e	)	43,497	57,681	101,178
Contract liabilities	(c	)	55,783	(55,783)	—
Current portion of deferred revenues	(c	)	375	765	1,140
Non-current liabilities
Deferred tax liabilities			13,138	(869)	12,269
Equity
Reserves			262,137	(3,098)	259,039

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Impact on the consolidated statement of comprehensive income

	Notes		As reported for 2018 RMB millions	Adjustments RMB millions	Amounts without application of IFRS 15 for 2018 RMB millions
Operating revenues	(d, e	)	377,124	4,377	381,501

Operating expenses
Selling, general and administrative	(a, d, e	)	59,422	3,956	63,378
Other operating expenses	(e	)	37,697	(369)	37,328
Total operating expenses			348,410	3,587	351,997
Operating profit			28,714	790	29,504
Profit before taxation			28,148	790	28,938
Income tax			6,810	197	7,007
Profit for the year			21,338	593	21,931
Total comprehensive income for the year			21,243	593	21,836

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Impact on the consolidated statement of cash flows

	As reported for 2018 RMB millions	Adjustments RMB millions	Amounts without application of IFRS 15 for 2018 RMB millions
Profit before taxation	28,148	790	28,938

Operating profit before changes in working capital	108,080	790	108,870
Increase in accounts receivable	(1,848)	164	(1,684)
Decrease in contract assets	170	(170)	—
Decrease in other assets	271	77	348
Increase in accrued expenses and other payables	9,842	(7,253)	2,589
Decrease in contract liabilities	(6,414)	6,414	—
Decrease in deferred revenues	(138)	(22)	(160)
Net cash from operating activities	99,298	—	99,298

Notes:

(a)

The Group incurred incremental commission paid/payable to third party agents in connection with obtaining the contracts with customers. These amounts were previously expensed as incurred. Upon application of IFRS 15, incremental costs of obtaining contracts were recognised as an asset if the Group expects to recover such cost. The asset so recognised was subsequently amortised to consolidated statement of comprehensive income on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This change in accounting policy resulted in a reduction of operating expenses by RMB77 million for the year ended 31 December 2018, and an increase in contract costs, included in other assets, by RMB1,287 million as at 31 December 2018.

(b)

At 31 December 2018, upon application of IFRS 15, unbilled revenue of RMB461 million arising from information and application service contracts are conditional on the Group’s achieving specified milestones as stipulated in the contracts, and hence such balance was recognised as contract assets. Before application of IFRS 15, such balance was presented as accounts receivable.

(c)

At 31 December 2018, upon application of IFRS 15, consideration received from telecommunications service contracts amounting to RMB55,783 million was recognised as contract liability. Before application of IFRS 15, such balance was presented as receipts in advance (included in accrued expenses and other payables) and current portion of deferred revenues amounting to RMB55,018 million and RMB765 million, respectively.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.1	IFRS 15, “Revenue from Contracts with Customers” (continued)

Summary of effects arising from initial application of IFRS 15 (continued)

Notes: (continued)

(d)

Certain subsidies payable to third party agents incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, were previously expensed as incurred. Upon application of IFRS 15, such subsidies were considered as consideration payable to a customer and were accounted for as a reduction of operating revenues unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated. This change in accounting policy resulted in a reduction of operating revenues by RMB3,897 million and a reduction of operating expenses by RMB3,510 million for the year ended 31 December 2018, and a reduction of contract liabilities, which was presented as accrued expenses and other payables before application of IFRS 15, by RMB2,497 million, as at 31 December 2018.

(e)

The sales of terminal equipment and the provision of telecommunications services represent separate performance obligations from the Group’s sales of promotional packages. The total contract consideration of a promotional package is previously allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Upon application of IFRS 15, the transaction price was allocated to each performance obligation in the contract on a relative stand-alone selling price basis, and the consideration allocated to sales of terminal equipment was recognised as revenue at contract inception, i.e. when the equipment are delivered, while consideration allocated to provision of telecommunications services would be subsequently recognised as revenue as services are delivered during the contract period. This change in accounting policy resulted in a reduction of operating revenues by RMB480 million for the year ended 31 December 2018, a reduction of contract liabilities, which was presented as accrued expenses and other payables before application of IFRS 15, by RMB166 million, and an increase of contract assets by RMB17 million, as at 31 December 2018.

2.2	IFRS 9, “Financial Instruments”

In the current year, the Group has applied IFRS 9, “Financial instruments” and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for (1) the classification and measurement of financial assets and financial liabilities, (2) expected credit losses (“ECL”) for financial assets and other items (for example, contract assets) and (3) general hedge accounting.

The Group has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9, i.e. applied the classification and measurement requirements (including impairment under ECL model) retrospectively to instruments that have not been derecognised as at 1 January 2018 (date of initial application) and has not applied the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 are recognised in the opening reserves, without restating comparative information.

Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 39, “Financial Instruments: Recognition and Measurement”.

Accounting policies resulting from application of IFRS 9 are disclosed in Note 3(k).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.2	IFRS 9, “Financial Instruments” (continued)

Summary of effects arising from initial application of IFRS 9

The table below illustrates the classification and measurement of financial assets and other items subject to ECL under IFRS 9 and IAS 39 at the date of initial application, 1 January 2018.

	Notes		Investments RMB millions	Equity instruments at fair value through other comprehensive income RMB millions	Accounts receivable RMB millions	Contract assets RMB millions	Prepayments and other current assets RMB millions	Deferred tax assets RMB millions	Deferred tax liabilities RMB millions	Reserves RMB millions	Non- controlling interests RMB millions
Closing balance at 31 December 2017 – IAS 39			1,154	—	22,096	—	22,128	5,479	8,010	244,935	830

Effect arising from initial application of IFRS 15			—	—	(596)	656	(37)	—	1,066	3,691	—
Effect arising from initial application of IFRS 9:
Reclassification
From investments	(a	)	(1,154)	1,154	—	—	—	—	—	—	—
Remeasurement
Impairment under ECL model	(b	)	—	—	(919)	—	(1)	203	—	(716)	(1)

Opening balance at 1 January 2018			—	1,154	20,581	656	22,090	5,682	9,076	247,910	829

Notes:

(a)	Available for sale (“AFS”) investments

From AFS equity investments to equity instruments at fair value through other comprehensive income (“FVTOCI”)

The Group elected to present in other comprehensive income (“OCI”) for the fair value changes of all its equity investments previously classified as available-for-sale investments. These investments are not held for trading and not expected to be sold in the foreseeable future. At the date of initial application of IFRS 9, RMB1,154 million were reclassified from investments to equity instruments at FVTOCI, of which RMB185 million related to unquoted equity investments previously measured at cost less impairment under IAS 39. The fair value gains of RMB674 million relating to those investments previously carried at fair value continued to accumulate in other reserves.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.2	IFRS 9, “Financial Instruments” (continued)

Summary of effects arising from initial application of IFRS 9 (continued)

Notes: (continued)

(b)	Impairment under ECL model

The Group applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all accounts receivable and contract assets. To measure the ECL, accounts receivable and contract assets have been grouped based on shared credit risk characteristics, nature of services provided as well as type of customers. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as accounts receivable for the same types of contracts. The Group has therefore concluded that the expected loss rates for accounts receivable are a reasonable approximation of the loss rates for contract assets.

Loss allowances for other financial assets at amortised cost mainly comprise of financial assets included in prepayments and other current assets, are measured on 12-month ECL (“12m ECL”) basis and there have been no significant increase in credit risk since initial recognition.

As at 1 January 2018, the additional credit loss allowance of RMB920 million and the related deferred tax impact of RMB203 million have been recognised against reserves and non-controlling interests. The additional loss allowance is charged against the respective assets.

All loss allowances for financial assets measured at amortised cost, including accounts receivable and financial assets included in prepayments and other current assets as at 31 December 2017 reconciled to the opening loss allowance as at 1 January 2018 are as follows:

	Accounts receivable RMB millions	Prepayments and other current assets RMB millions
At 31 December 2017 – IAS 39	3,842	370
Amount remeasured through opening reserves	919	1

At 1 January 2018	4,761	371

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.3	Impacts on opening consolidated statement of financial position arising from the application of all new standards

As a result of the changes in the Group’s accounting policies above, the opening consolidated statement of financial position had to be restated. The following table shows the adjustments recognised for each of the line items affected.

	31 December 2017 RMB millions (audited)	IFRS 15 RMB millions	IFRS 9 RMB millions	1 January 2018 RMB millions (restated)
Non-current assets
Investments	1,154	—	(1,154)	—
Equity instruments at fair value through other comprehensive income	—	—	1,154	1,154
Deferred tax assets	5,479	—	203	5,682
Other assets	3,349	1,210	—	4,559
Others with no adjustments	579,662	—	—	579,662

Total non-current assets	589,644	1,210	203	591,057

Current assets
Accounts receivable, net	22,096	(596)	(919)	20,581
Contract assets	—	656	—	656
Prepayments and other current assets	22,128	(37)	(1)	22,090
Others with no adjustments	27,326	—	—	27,326

Total current assets	71,550	23	(920)	70,653

Total assets	661,194	1,233	(717)	661,710

Current liabilities
Accrued expenses and other payables	98,695	(64,912)	—	33,783
Contract liabilities	—	62,175	—	62,175
Current portion of deferred revenues	1,233	(787)	—	446
Others with no adjustments	175,480	—	—	175,480

Total current liabilities	275,408	(3,524)	—	271,884

Net current liabilities	(203,858)	3,547	(920)	(201,231)

Total assets less current liabilities	385,786	4,757	(717)	389,826

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

2.	Application of New and Amendments to International Financial Reporting Standards (“IFRSs”) and Interpretation (continued)

2.3 Impacts on opening consolidated statement of financial position arising from the application of all new standards (continued)

	31 December 2017 RMB millions (audited)	IFRS 15 RMB millions	IFRS 9 RMB millions	1 January 2018 RMB millions (restated)
Non-current liabilities
Deferred tax liabilities	8,010	1,066	—	9,076
Others with no adjustments	51,079	—	—	51,079

Total non-current liabilities	59,089	1,066	—	60,155

Total liabilities	334,497	(2,458)	—	332,039

Equity
Share capital	80,932	—	—	80,932
Reserves	244,935	3,691	(716)	247,910

Total equity attributable to equity holders of the Company	325,867	3,691	(716)	328,842
Non-controlling interests	830	—	(1)	829

Total equity	326,697	3,691	(717)	329,671

Total liabilities and equity	661,194	1,233	(717)	661,710

Note:

For the purpose of reporting cash flows from operating activities under indirect method for the year ended 31 December 2018, movements in working capital have been computed based on opening consolidated statement of financial position as at 1 January 2018 as disclosed above.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with IFRSs as issued by IASB. The consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). The consolidated financial statements of the Group have been prepared on a going concern basis.

The consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments measured at fair value (Note 3(k)).

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 46.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over the investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power over that entity, only substantive rights (held by the Company and other parties) are considered.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(b)	Basis of consolidation (continued)

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non- controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, other than business combination under common control, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any) after reassessment. Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

184

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(c)	Foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 3(e)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 3(i)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets held under finance leases (Note 3(o)) are amortised over the shorter of the lease term and their estimated useful lives on a straight-line basis. As at 31 December 2018, no asset was held by the Group under finance leases (31 December 2017: nil).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the respective asset and are recognised as income or expense in the profit or loss on the date of disposal.

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight- line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	5 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

185

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(d)	Property, plant and equipment (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(e)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 3(i)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(f)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(g)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 6) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 3(i)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(h)	Intangible assets

The Group’s intangible assets are primarily software.

Software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 3(i)). Amortisation of software is mainly calculated on a straight-line basis over the estimated useful lives, which range from 3 to 5 years.

186

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(i)	Impairment of goodwill and long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress and contract costs included in other assets are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

Before the Group recognises an impairment loss for assets capitalised as contract costs under IFRS 15, the Group assesses and recognises any impairment loss on other assets related to the relevant contracts in accordance with applicable standards. Then, impairment loss, if any, for assets capitalised as contract costs is recognised to the extent the carrying amounts exceeds the remaining amount of consideration that the Group expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services that have not been recognised as expenses. The assets capitalised as contract costs are then included in the carrying amount of the cash-generating unit to which they belong for the purpose of evaluating impairment of that cash- generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. The recoverable amount of a tangible and an intangible asset is estimated individually. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss.

187

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(j)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

(k)	Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for accounts receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 since 1 January 2018. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

188

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets

Classification and subsequent measurement of financial assets (upon application of IFRS 9 in accordance with transitions in note 2.2)

The Group’s financial assets include financial assets measured subsequently at amortised cost and equity instruments designated as at FVTOCI.

(i)	Financial assets measured subsequently at amortised cost

Financial assets that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

(ii)	Equity instruments designated as at FVTOCI

At the date of initial application/initial recognition of a financial asset, the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in OCI, and accumulate in other reserves, if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3, “Business Combinations” applies. These equity instruments are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, and will be transferred to retained earnings.

Dividend from these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in the “investment income” line item in profit or loss.

189

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2)

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 (including accounts receivables and financial assets included in prepayments and other current assets) and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12m ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognises lifetime ECL for accounts receivable and contract assets. The ECL on these assets are assessed individually for debtors with significant balances and collectively using a provision matrix with appropriate groupings based on shared credit risk characteristics, nature of services provided as well as type of customers, such as receivable from telephone and Internet subscribers and from enterprise customers.

For all other instruments, i.e. financial assets included in prepayments and other current assets, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

190

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2) (continued)

(i)	Significant increase in credit risk (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

191

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2) (continued)

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. A write-off constitutes a derecognition event. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries are recognised in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on the historical data adjusted by forward- looking information.

192

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (upon application of IFRS 9 with transitions in accordance with note 2.2) (continued)

(v)	Measurement and recognition of ECL (continued)

Generally, the ECL is the difference between all contractual cash flows that are due to the Group    in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not be available, the financial instruments are grouped on the following basis:

•	Nature of financial instruments (i.e. the Group’s accounts receivable and financial assets included in prepayments and other current assets are each assessed as a separate group);

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

The Group recognises an impairment gain or loss in profit or loss for all financial instruments measured at amortised cost by adjusting their carrying amount, with the exception of accounts receivable and other receivables where the corresponding adjustment is recognised through a loss allowance account.

193

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Classification and subsequent measurement of financial assets (before application of IFRS 9 on 1 January 2018)

The Group’s financial assets are classified into the following specified categories: AFS financial assets and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of the financial assets are recognised and derecognised on a settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i)	AFS financial assets

Investments in available-for-sale listed equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. For investments in available-for-sale listed equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss. Investments in unlisted equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (see below).

(ii)	Loans and receivables

Accounts receivable and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (see below) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

Impairment of financial assets (before application of IFRS 9 on 1 January 2018)

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor or issuer;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/issuer.

194

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (before application of IFRS 9 on 1 January 2018) (continued)

The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognised as an expense in profit or loss.

The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss.

Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

On derecognition of an investment in equity instrument which the Group has elected on initial recognition/initial application to measure at FVTOCI upon application of IFRS 9, the cumulative gain or loss previously accumulated in other reserves is not reclassified to profit or loss, but is transferred to retained earnings.

On derecognition of an AFS financial asset, the cumulative gain or loss previously accumulated in other reserves is reclassified to profit or loss.

195

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(k)	Financial instruments (continued)

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

All financial liabilities are subsequently measured at amortised cost using the effective interest method.

Financial liabilities including short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables are subsequently measured at amortised cost, using the effective interest method.

Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(l)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

196

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(m)	Revenue from contract with customers (upon application of IFRS 15 in accordance with transitions in note 2.1)

Under IFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied. i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

•	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

•	the Group’s performance creates and enhances an asset that the customer controls as the Groups performs; or

•	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

As such, revenues from contracts with customers of telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are generally recognised over time during which the services are provided to customers.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service. As such, revenues from sales of equipment are recognise at a point in time when the equipment is delivered to the customers and when the control over the equipment have been transferred to the customers.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer but the right is conditioned on the Group’s future performance. A contract asset is transferred to accounts receivable when the right becomes unconditional. A contract asset is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. When the Group receives an advance payment before the performance obligation is satisfied, this will give rise to a contract liability, until the operating revenues recognised on the relevant contract exceed the amount of the advance payment.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

197

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(m)	Revenue from contract with customers (upon application of IFRS 15 in accordance with transitions in note 2.1) (continued)

Contracts with multiple performance obligations (including allocation of transaction price)

For contracts that contain more than one performance obligations, such as the Group’s direct sales of promotional packages bundling terminal equipment, e.g. mobile handsets, and the telecommunications services, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

The stand-alone selling price of the distinct good or service underlying each performance obligation is determined at contract inception. It represents the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group estimates it using appropriate techniques such that the transaction price ultimately allocated to any performance obligation reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation

The progress towards complete satisfaction of a performance obligation is generally measured based on output method, which is to recognise revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract.

Principal versus agent

When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the Group is an agent).

The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer.

The Group is an agent if its performance obligation is to arrange for the provision of the specified good or service by another party. In this case, the Group does not control the specified good or service provided by another party before that good or service is transferred to the customer. When the Group acts as an agent, it recognises revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(m)	Revenue from contract with customers (upon application of IFRS 15 in accordance with transitions in note 2.1) (continued)

Consideration payable to a customer

Consideration payable to a customer includes cash amounts that the Group pays, or expects to pay, to the customer, and also includes credit or other items that can be applied against amounts owed to the Group. The Group accounted for such consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group and the fair value of the good or service received from the customer can be reasonably estimated.

Certain subsidies payable to third party agent incurred by the Group in respect of customer contracts, which will be ultimately enjoyed by end customers, and other subsidies incurred by the Group directly payable to its customers, are qualified as consideration payable to a customer and accounted for as a reduction of operating revenues.

Incremental costs of obtaining a contract

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

Certain commissions incurred by the Group paid or payable to third party agents, whose selling activities resulted in customers entering into sale agreements for the Group’s telecommunications service, are qualified as incremental costs. The Group recognises such costs as an asset, included in other assets, if it expects to recover these costs. The asset so recognised is subsequently amortised to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

The Group applies the practical expedient of expensing all incremental costs to obtain a contract if these costs would otherwise have been fully amortised to profit or loss within one year.

Costs to fulfil a contract

When the Group incurs costs to fulfil a contract, it first assesses whether these costs qualify for recognition as an asset in terms of other relevant standards, failing which it recognises an asset for these costs only if they meet all of the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify;

•	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The asset so recognised is subsequently amortised to profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate.

199

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(n)	Revenue recognition (prior to 1 January 2018)

Before the application of IFRS 15, the revenue recognition methods of the Group are as follows:

•

Revenues from telecommunications services, including voice, Internet, information and application and telecommunications network resource and equipment services, resale of mobile services (MVNO) and repair and maintenance of equipment are recognised over time during which the services are provided to customers.

Revenue from information and application services in which no third party service providers are involved, such as caller display and Internet data centre services, are presented on a gross basis. Revenues from all other information and application services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

•

The Group is primarily responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

•	The Group takes title of the inventory of the applications before they are ordered by customers;

•	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

•	The Group has latitude in establishing selling prices with customers;

•	The Group can modify the applications or perform part of the services;

•	The Group has discretion in selecting suppliers used to fulfill an order; and

•	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognised on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognised on a net basis.

200

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(n)	Revenue recognition (prior to 1 January 2018) (continued)

•	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

The Group offers promotional packages, which involve the bundled sales of terminal equipment, i.e. mobile handsets, and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: the undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognises revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognised based upon the actual usage of such services.

(o)	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Lease income from operating leases is recognised over the term of the lease.

The Group as lessee

Assets acquired under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation.

Where the Group has the right to use the assets under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

201

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(p)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(q)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2018, research and development expense was RMB1,341 million (2017: RMB1,088 million).

(r)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 44.

Compensation expense in respect of the share appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the share appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s share appreciation rights scheme are set out in Note 45.

(s)	Government grants

The Group’s government grants are mainly related to the government loans with below-market rate of interest.

Government grants shall only be recognised until there is reasonable assurance that:

•	the Group will comply with all the conditions attaching to them; and

•	the grants will be received.

Government grants that compensate expenses incurred are recognised in the consolidated statement of comprehensive income in the same periods in which the expenses are incurred.

Government grants relating to assets are recognised in deferred revenue and are credited to the consolidated statement of comprehensive income on a straight-line basis over the expected lives of the related assets.

202

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(t)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)	Value-added tax

Output VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 10%, or 11% before 1 May 2018, while the output VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and the output VAT for sales of telecommunications terminals and equipment is 16%, or 17% before 1 May, 2018. Input VAT rate depends on the type of services received and the assets purchased as well as the VAT rate applicable to a specific industry, and ranges from 3% to 16%, or 3% to 17% before 1 May 2018.

Output VAT is excluded from operating revenues while input VAT is excluded from operating expenses or the original cost of equipment purchased and can be netted against the output VAT, arriving at the net amount of VAT recoverable or payable. As the VAT obligations are borne by branches and subsidiaries of the Company, input and output VAT are set off at branches and subsidiaries levels which are not offset at the consolidation level. Such net amount of VAT recoverable or payable is recorded in the line items of prepayments and other current assets and accrued expenses and other payables, respectively, on the face of consolidated statement of financial position.

203

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(v)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(w)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(x)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

204

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

3.	Significant Accounting Policies (continued)

(x)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)

The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(y)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

205

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

4.	Property, Plant and Equipment, Net

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2017	99,509	823,836	30,114	953,459
Additions	583	532	410	1,525
Transferred from construction in progress	1,967	87,129	1,707	90,803
Retirement and disposal	(709)	(68,719)	(1,936)	(71,364)
Disposal of a subsidiary	—	(33)	—	(33)
Reclassification	(18)	(272)	290	—

Balance at 31 December 2017	101,332	842,473	30,585	974,390

Additions	712	512	306	1,530
Transferred from construction in progress	1,454	71,704	1,721	74,879
Retirement and disposal	(860)	(59,822)	(1,636)	(62,318)
Reclassification	(97)	(485)	582	—

Balance at 31 December 2018	102,541	854,382	31,558	988,481

Accumulated depreciation and impairment:
Balance at 1 January 2017	(51,018)	(490,917)	(21,853)	(563,788)
Depreciation and impairment charge for the year	(4,326)	(63,903)	(2,145)	(70,374)
Written back on retirement and disposal	620	63,553	1,839	66,012
Disposal of a subsidiary	—	17	—	17
Reclassification	18	184	(202)	—

Balance at 31 December 2017	(54,706)	(491,066)	(22,361)	(568,133)

Depreciation charge for the year	(4,370)	(63,878)	(2,135)	(70,383)
Written back on retirement and disposal	750	55,519	1,561	57,830
Reclassification	26	439	(465)	—

Balance at 31 December 2018	(58,300)	(498,986)	(23,400)	(580,686)

Net book value at 31 December 2018	44,241	355,396	8,158	407,795

Net book value at 31 December 2017	46,626	351,407	8,224	406,257

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

5.	Construction in Progress

RMB millions
Balance at 1 January 2017	80,386
Additions	88,359
Transferred to property, plant and equipment	(90,803)
Transferred to intangible assets	(4,836)

Balance at 31 December 2017	73,106

Additions	74,457
Transferred to property, plant and equipment	(74,879)
Transferred to intangible assets	(6,040)

Balance at 31 December 2018	66,644

6.	Goodwill

	31 December
	2018	2017
	RMB millions	RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,922	29,920

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

6.	Goodwill (continued)

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 9.4% (2017: 9.8%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill at the end of the reporting period and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

7.	Intangible Assets

Software RMB millions
Cost:
Balance at 1 January 2017	29,818
Additions	175
Transferred from construction in progress	4,836
Disposals	(268)
Disposal of a subsidiary	(11)

Balance at 31 December 2017	34,550

Additions	269
Transferred from construction in progress	6,040
Disposals	(3,545)

Balance at 31 December 2018	37,314

Accumulated amortisation and impairment:
Balance at 1 January 2017	(18,574)
Amortisation charge for the year	(3,843)
Written back on disposals	250
Disposal of a subsidiary	8

Balance at 31 December 2017	(22,159)

Amortisation charge for the year	(4,366)
Written back on disposals	3,372

Balance at 31 December 2018	(23,153)

Net book value at 31 December 2018	14,161

Net book value at 31 December 2017	12,391

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

8.	Investments in Subsidiaries

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2018 are as follows:

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ issued capital (in RMB millions unless otherwise stated)	Principal activity

China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC	542	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$168 million	Provision of telecommunications services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$1,000,001	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC	500	Provision of e-commerce services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC	91	Provision of telecommunications services

China Telecom (Australia) Pty Limited	Limited Company	10 January 2011	Australia	AUD1 million	Provision of international value-added network services

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

8.	Investments in Subsidiaries (continued)

Name of company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ issued capital (in RMB millions unless otherwise stated)	Principal activity
China Telecom Korea Co., Ltd	Limited Company	16 May 2012	South Korea	KRW500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	26 June 2012	Malaysia	MYR3,723,500	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	9 July 2012	Vietnam	VND10,500 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	9 June 2013	PRC	250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	2 March 2006	The United Kingdom of Great Britain and Northern Ireland	GBP16.15 million	Provision of telecommunications services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	19 August 2013	PRC	11	Provision of instant messenger service

Tianyi Capital Holding Co., Ltd.	Limited Company	30 November 2017	PRC	5,000	Capital investment and provision of consulting services

China Telecom Leasing Corporation Limited	Limited Company	30 November 2018	PRC	5,000	Provision of finance lease service

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company, Zhejiang Yixin Technology Co., Ltd. which is 65% owned by the Company and E-surfing Pay Co., Ltd, which is 78.74% owned by the Company, all of the above subsidiaries are directly or indirectly wholly- owned by the Company. No subsidiaries of the Group have material non-controlling interest.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

9.	Interests in Associates

	31 December
	2018 RMB millions	2017 RMB millions
Cost of investment in associates	36,933	36,648
Share of post-acquisition changes in net assets	1,118	(922)

	38,051	35,726

Fair value of listed investments	46,797	N/A

The Group’s interests in associates are accounted for under the equity method. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited (Note (i))	20.5% (2017: 27.9%)	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation (Note (ii))	24.0%	Provision of information technology consultancy services

Notes:

(i)

China Tower Corporation Limited (“China Tower”) is established and operated in the PRC, and listed on the Main Board of The Stock Exchange of Hong Kong Limited on 8 August 2018. Income from investments in associates for the year ended 31 December 2018 includes: (a) a one-off gain amounting to RMB1,170 million arising from the dilution of the Company’s share in China Tower in respect of China Tower’s listing, including those released from the deferred gain from the Tower Assets Disposal; and (b) share of profits of associates.

(ii)	Shanghai Information Investment Incorporation (“Shanghai Info-investment”) is established and operated in the PRC and is not traded on any stock exchange.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

9.	Interests in Associates (continued)

Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts of interests in associates in the Group’s consolidated financial statements are disclosed below:

China Tower

	31 December
	2018 RMB millions	2017 RMB millions
Current assets	31,799	30,517
Non-current assets	283,565	292,126
Current liabilities	114,759	150,438
Non-current liabilities	20,103	44,710

	2018 RMB millions	2017 RMB millions
Operating revenues	71,819	68,665
Profit for the year	2,650	1,943
Other comprehensive income for the year	—	—
Total comprehensive income for the year	2,650	1,943
Dividend received from the associate	—	—

Reconcile to the Group’s interests in the associate:

	31 December
	2018 RMB millions	2017 RMB millions
Net assets of the associate	180,502	127,495
Non-controlling interests of the associate	—	—
The Group’s effective interest in the associate	20.5%	27.9%
The Group’s share of net assets of the associate	37,003	35,571
Adjustment for the remaining balance of the deferred gain from the Tower Assets Disposal	(1,013)	(1,580)

Carrying amount of the interest in the associate in the consolidated financial statements of the Group	35,990	33,991

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

9.	Interests in Associates (continued)

Shanghai Info-investment

	31 December
	2018 RMB millions	2017 RMB millions
Current assets	7,181	7,146
Non-current assets	8,592	8,049
Current liabilities	6,615	5,835
Non-current liabilities	1,985	2,673

	2018 RMB millions	2017 RMB millions
Operating revenues	4,337	4,313
Profit for the year	586	563
Other comprehensive income for the year	(29)	22
Total comprehensive income for the year	557	585
Dividend received from the associate	9	9

Reconcile to the Group’s interests in the associate:

	31 December
	2018 RMB millions	2017 RMB millions
Net assets of the associate	7,173	6,687
Non-controlling interests of the associate	(2,180)	(2,004)
The Group’s effective interest in the associate	24.0%	24.0%
The Group’s share of net assets of the associate	1,198	1,124

Carrying amount of the interest in the associate in the consolidated financial statements of the Group	1,198	1,124

214

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

9.	Interests in Associates (continued)

Aggregate financial information of the Group’s associates that are not individually material is disclosed below:

	2018 RMB millions	2017 RMB millions
The Group’s share of profit of these associates	14	36
The Group’s share of other comprehensive income of these associates	—	2

The Group’s share of total comprehensive income of these associates	14	38

	31 December
	2018 RMB millions	2017 RMB millions
Aggregate carrying amount of interests in these associates in the consolidated financial statements of the Group	863	611

10.	Investments

31 December
2017 RMB millions
Available-for-sale listed equity securities	969
Other unlisted equity investments	185

1,154

Other unlisted equity investments mainly represent the Group’s various interests in private enterprises which are mainly engaged in the provision of telecommunications infrastructures construction services, information technology services and Internet contents.

215

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

11.	Equity Instruments at Fair Value through Other Comprehensive Income

			31 December
	Notes		2018 RMB millions
Equity securities listed in the mainland China	(i	)	638
Unlisted equity securities	(ii	)	214

			852

Notes:

(i)

The above listed equity instruments represent ordinary shares of entities listed in the mainland China. These investments are not held for trading, instead, they are held for long-term strategic purposes. The directors of the Company have elected to designate these investments in equity instruments as at FVTOCI as they believe that recognising short-term fluctuations in these investments’ fair value in profit or loss would not be consistent with the Group’s strategy of holding these investments for long-term purposes and realising their performance potential in the long run.

(ii)

The above unlisted equity securities represent the Group’s equity interests in various private entities established in the PRC. The directors of the Company have elected to designate these investments in equity instruments as at FVTOCI as they believe that the Group will hold these investments for long-term strategic purposes.

12.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2018 RMB millions	2017 RMB millions	2018 RMB millions	2017 RMB millions	2018 RMB millions	2017 RMB millions
Provisions and impairment losses, primarily for credit losses	1,925	1,626	—	—	1,925	1,626
Property, plant and equipment and others	4,580	3,782	(13,022)	(7,789)	(8,442)	(4,007)
Deferred revenues and installation costs	39	71	(29)	(52)	10	19
Available-for-sale equity securities	—	—	—	(169)	—	(169)
Equity instruments at fair value through other comprehensive income	—	—	(87)	—	(87)	—

Deferred tax assets/(liabilities)	6,544	5,479	(13,138)	(8,010)	(6,594)	(2,531)

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

12.	Deferred Tax Assets and Liabilities (continued)

	Balance at 31 December 2017 RMB millions	Changes in accounting policies RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2018 RMB millions
Provisions and impairment losses, primarily for credit losses	1,626	203	96	1,925
Property, plant and equipment and others	(4,007)	(1,066)	(3,369)	(8,442)
Deferred revenues and installation costs	19	—	(9)	10
Available-for-sale equity securities	(169)	169	—	—
Equity instruments at fair value through other comprehensive income	—	(169)	82	(87)

Net deferred tax liabilities	(2,531)	(863)	(3,200)	(6,594)

	Balance at 1 January 2017 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2017 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,531	95	1,626
Property, plant and equipment and others	(1,006)	(3,001)	(4,007)
Deferred revenues and installation costs	35	(16)	19
Available-for-sale equity securities	(269)	100	(169)

Net deferred tax assets/(liabilities)	291	(2,822)	(2,531)

217

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

13.	Other Assets

			31 December
	Note		2018 RMB millions	2017 RMB millions
Contract costs	(i	)	1,287	—
Installation fees			124	228
Other long-term prepaid expenses			3,429	3,121

			4,840	3,349

Note:

(i)

Contract costs capitalised as at 31 December 2018 mainly relate to the incremental sales commissions paid to third party agents whose selling activities resulted in subscribers entering into telecommunications service agreements with the Group. The amount of capitalised costs recognised in profit or loss during the year was RMB1,744 million. There was no impairment in relation to the opening balance of capitalised costs or the costs capitalised during the year.

14.	Inventories

	31 December
	2018	2017
	RMB millions	RMB millions
Materials and supplies	1,012	1,071
Goods for resale	3,820	3,052

	4,832	4,123

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

15.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

			31 December
			2018	2017
	Note		RMB millions	RMB millions
Third parties			23,308	23,762
China Telecom Group	(i	)	1,327	1,502
China Tower			10	5
Other telecommunications operators in the PRC			510	669

Less: Allowance for credit losses			25,155	25,938
			(4,680)	(3,842)

			20,475	22,096

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

As at 31 December 2018 and 1 January 2018, the gross carrying amount of accounts receivable from contracts with customers amounted to RMB25,155 million and RMB25,342 million, respectively.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	31 December
	2018	2017
	RMB millions	RMB millions
Current, within 1 month	8,376	9,323
1 to 3 months	2,117	2,607
4 to 12 months	1,932	1,780
More than 12 months	943	878

Less: Allowance for credit losses	13,368	14,588
	(2,898)	(2,603)

	10,470	11,985

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

15.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	31 December
	2018	2017
	RMB millions	RMB millions
Current, within 1 month	3,318	4,421
1 to 3 months	2,300	1,973
4 to 12 months	3,994	2,644
More than 12 months	2,175	2,312

Less: Allowance for credit losses	11,787	11,350
	(1,782)	(1,239)

	10,005	10,111

As at 31 December 2018, included in the net balance of the Group’s accounts receivable are debtors with aggregate carrying amount of RMB2,503 million which are past due as at the reporting date.

Ageing analysis of accounts receivable that are not impaired at 31 December 2017 is as follows:

31 December
2017
RMB millions
Not past due	19,623

Less than 1 month past due	1,518
1 to 3 months past due	955

Amounts past due	2,473

22,096

The following table summarises the changes in allowance for doubtful debts in 2017:

2017
RMB millions
At beginning of year	3,402
Impairment losses for doubtful debts	1,962
Accounts receivable written off	(1,522)

At end of year	3,842

Details of impairment assessment of accounts receivable for the year ended 31 December 2018 are set out in note 39.

220

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

16.	Contract Assets

	31 December	1 January
	2018	2018*
	RMB millions	RMB millions
Third parties	454	480
China Telecom Group	24	176

	478	656

*	The amounts in this column are after the adjustments from the application of IFRS 9 and 15.

The Group’s contracts for information and application services include payment schedules which require stage payments over the service period once certain specified milestones are reached. The Group classifies these contract assets as current because the Group expects to realise them in its normal operating cycle.

17.	Prepayments and Other Current Assets

			31 December
			2018	2017
	Note		RMB millions	RMB millions
Amounts due from China Telecom Group			1,035	774
Amounts due from China Tower			293	2,152
Amounts due from other telecommunications operators in the PRC			333	369
Prepayments in connection with construction work and equipment purchases			2,752	2,542
Prepaid expenses and deposits			3,628	3,486
Value-added tax recoverable			8,618	7,186
Other receivables	(i	)	6,960	5,619

			23,619	22,128

Note:

(i)

Other receivables as at 31 December 2018 includes the unpaid remaining consideration of the contribution from non-controlling interest of a subsidiary of the Group amounting to RMB90 million, which was received in January 2019.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

18.	Cash and Cash Equivalents

	31 December
	2018	2017
	RMB millions	RMB millions
Cash at bank and in hand	14,937	17,763
Time deposits with original maturity within three months	1,729	1,647

	16,666	19,410

19.	Short-Term and Long-Term Debt

Short-term debt comprises:

	31 December
	2018	2017
	RMB millions	RMB millions
Loans from banks — unsecured	12,881	16,565
Super short-term commercial papers — unsecured	27,992	18,745
Other loans — unsecured	80	150
Loans from China Telecom Group — unsecured	8,584	19,098

Total short-term debt	49,537	54,558

The weighted average interest rate of the Group’s total short-term debt as at 31 December 2018 was 3.2% (31 December 2017: 4.0%) per annum. As at 31 December 2018, the Group’s loans from banks and other loans bear interest at rates ranging from 3.5% to 4.6% (31 December 2017: 3.5% to 7.3%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 2.1% to 3.3% (31 December 2017: 4.1% to 4.2%) per annum, and are repayable by 26 July 2019; the loans from China Telecom Group bear interest at rate of 3.5% (31 December 2017: 3.5%) per annum and are repayable within one year.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

19.	Short-Term and Long-Term Debt (continued)

Long-term debt comprises:

		31 December
	Interest rates and final maturity	2018 RMB millions	2017 RMB millions
Bank loans — unsecured
Renminbi denominated (Note (i))	Interest rates ranging from 1.08% to 7.04% per annum with maturities through 2036	8,455	9,148
US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2048	336	370
Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	199	223

		8,990	9,741
Other loans — unsecured
Renminbi denominated		1	1
Loans from China Telecom Group — unsecured
Renminbi denominated (Note (ii))		37,000	40,000

Total long-term debt		45,991	49,742
Less: current portion		(1,139)	(1,146)

Non-current portion		44,852	48,596

Notes:

(i)

The Group obtained long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum through banks (the “Low-interest Loans”). The Group recognised the Low-interest Loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the Low-interest Loans was recognised as government grants in deferred revenue (Note 23).

(ii)

The Group obtained long-term RMB denominated loans with the interest rate of 3.8% per annum from China Telecommunications Corporation on 25 December 2017, which are repayable within 3 to 5 years. The Group partially repaid these loans amounting to RMB3,000 million in 2018.

223

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

19.	Short-Term and Long-Term Debt (continued)

The aggregate maturities of the Group’s long-term debt subsequent to 31 December 2018 are as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Within 1 year	1,139	1,146
Between 1 to 2 years	18,091	1,088
Between 2 to 3 years	1,029	21,044
Between 3 to 4 years	20,992	983
Between 4 to 5 years	923	20,944
Thereafter	3,817	4,537

	45,991	49,742

The Group’s short-term and long-term debt do not contain any financial covenants. As at 31 December 2018, the Group had unutilised committed credit facilities amounting to RMB150,693 million (31 December 2017: RMB154,793 million).

20.	Accounts Payable

Accounts payable are analysed as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Third parties	83,418	93,324
China Telecom Group	20,983	22,682
China Tower	2,850	2,611
Other telecommunications operators in the PRC	636	704

	107,887	119,321

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

20.	Accounts Payable (continued)

Ageing analysis of accounts payable based on the due dates is as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Due within 1 month or on demand	20,619	27,502
Due after 1 month but within 3 months	14,568	17,257
Due after 3 months but within 6 months	36,067	26,603
Due after 6 months	36,633	47,959

	107,887	119,321

21.	Accrued Expenses and Other Payables

			31 December
	Notes		2018 RMB millions	2017 RMB millions
Amounts due to China Telecom Group	(i	)	2,171	1,838
Amounts due to China Tower			1,246	1,374
Amounts due to other telecommunications operators in the PRC			46	59
Accrued expenses	(ii	)	33,811	24,864
Value-added tax payable			484	645
Customer deposits and receipts in advance			5,739	69,915

			43,497	98,695

Notes:

(i)	Amounts due to China Telecom Group as at 31 December 2017 includes the consideration of the Eighth Acquisition amounting to RMB87 million, which has been fully settled by 30 June 2018.

(ii)

Accrued expenses as at 31 December 2017 includes the unpaid portion of consideration of the acquisition of non-controlling interest of a subsidiary of the Group amounting to RMB119 million, which has been fully settled on 23 January 2018.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

22.	Contract Liabilities

	31 December 2018 RMB millions	1 January 2018* RMB millions
Third parties	55,638	62,001
China Telecom Group	145	174

	55,783	62,175

*	The amounts in this column are after the adjustments from the application of IFRS 15.

Majority of contract liabilities as at 1 January 2018 was recognised as operating revenues for the year ended 31 December 2018.

23.	Deferred Revenues

Deferred revenues as at 31 December 2017 mainly represent the unearned portion of installation fees for wireline services received from customers, the unused portion of calling cards, and the unamortised portion of government grants (Note 19). On 1 January 2018, upon application of IFRS 15, the unused portion of calling cards was reclassified into contract liabilities.

	2018 RMB millions	2017 RMB millions
Balance at end of last year	3,061	3,558
Change in accounting policy (Note 2)	(787)	—

Balance at beginning of the year, as restated	2,274	3,558
Additions for the year:
Calling cards	—	390
Reductions for the year:
Amortisation of installation fees	(138)	(208)
Usage of calling cards	—	(384)
Amortisation of government grants	(307)	(295)

Balance at end of year	1,829	3,061

Representing:
Current portion	375	1,233
Non-current portion	1,454	1,828

	1,829	3,061

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

24.	Share Capital

	31 December
	2018 RMB millions	2017 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

25.	Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2017	17,160	10,746	72,611	711	(622)	133,839	234,445
Total comprehensive income for the year	—	—	—	(293)	(259)	18,617	18,065
Acquisition of the Eighth Acquired Group (Note 1)	(80)	—	—	—	—	(7)	(87)
Acquisition of non-controlling interests	46	—	—	—	—	—	46
Dividends (Note 36)	—	—	—	—	—	(7,530)	(7,530)
Appropriations (Note (iii))	—	—	1,686	—	—	(1,686)	—
Others	—	—	—	(4)	—	—	(4)

Balance as at 31 December 2017	17,126	10,746	74,297	414	(881)	143,233	244,935

Changes in accounting policies (Note 2)	—	—	302	—	—	2,673	2,975

Balance as at 1 January 2018, as restated	17,126	10,746	74,599	414	(881)	145,906	247,910
Total comprehensive income for the year	—	—	—	(249)	154	21,210	21,115
Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	(5)	—	5	—
Contribution from non-controlling interests	680	—	—	—	—	—	680
Dividends (Note 36)	—	—	—	—	—	(7,568)	(7,568)
Appropriations (Note (iii))	—	—	1,875	—	—	(1,875)	—

Balance as at 31 December 2018	17,806	10,746	76,474	160	(727)	157,678	262,137

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

25.	Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Surplus reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Retained earnings RMB millions (Note (iv))	Total RMB millions
Balance as at 1 January 2017	29,148	10,746	72,611	536	112,631	225,672
Total comprehensive income for the year	—	—	—	(287)	16,855	16,568
Dividends (Note 36)	—	—	—	—	(7,530)	(7,530)
Appropriations (Note (iii))	—	—	1,686	—	(1,686)	—
Others	(4)	—	—	(4)	—	(8)

Balance as at 31 December 2017	29,144	10,746	74,297	245	120,270	234,702
Changes in accounting policies	—	—	302	—	2,717	3,019

Balance as at 1 January 2018, as restated	29,144	10,746	74,599	245	122,987	237,721
Total comprehensive income for the year	—	—	—	(257)	19,532	19,275
Dividends (Note 36)	—	—	—	—	(7,568)	(7,568)
Appropriations (Note (iii))	—	—	1,875	—	(1,875)	—

Balance as at 31 December 2018	29,144	10,746	76,474	(12)	133,076	249,428

Notes:

(i)

Capital reserve of the Group mainly represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation, which were accounted for as equity transactions as disclosed in Note 1, and the historical carrying amount of the net assets of these acquired entities; and (c) the difference between the consideration paid by the Group for the acquisition of non-controlling interests and the historical carrying amount of the non-controlling interests acquired.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)

Other reserves of the Group and the Company represent primarily the change in the fair value of investment in equity instruments and the deferred tax liabilities recognised due to the change in fair value of investment in equity instruments.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

25.	Reserves (continued)

Notes: (continued)

(iii)	The surplus reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRSs, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2018, the Company transferred RMB1,875 million, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. For the years ended 31 December 2017, the net profit of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and IFRS are the same. For the year ended 31 December 2017, the Company transferred RMB1,686 million, being 10% of the year’s net profit, to this reserve. As at 31 December 2018, the amount of statutory surplus reserve was RMB30,395 million (1 January 2018: RMB28,520 million; 31 December 2017: RMB28,218 million).

The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2018 and 2017. As at 31 December 2018 and 2017, the amount of discretionary surplus reserve was RMB46,079 million.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

(iv)

According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company’s retained earnings determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRSs. As at 31 December 2018, the amount of retained earnings available for distribution was RMB133,076 million (1 January 2018: RMB122,987 million; 31 December 2017: RMB120,270 million), being the amount determined in accordance with IFRSs. Final dividend of approximately RMB8,629 million in respect of the financial year 2018 proposed after the end of the reporting period has not been recognised as a liability in the consolidated financial statements at the end of the reporting period (Note 36).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

26.	Operating Revenues

For the year ended 31 December 2018

Disaggregation of revenues

	Notes		2018 RMB millions
Type of goods or services
Revenue from contracts with customers
Voice	(i	)	50,811
Internet	(ii	)	190,871
Information and application services	(iii	)	83,478
Telecommunications network resource and equipment services	(iv	)	20,211
Sales of goods and others	(v	)	27,450

Subtotal			372,821
Revenue from other sources	(vi	)	4,303

Total operating revenues			377,124

Timing of revenue recognition
A point in time			24,496
Over time			352,628

Total operating revenues			377,124

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.

(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.

(v)	Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).

(vi)	Represent primarily revenue from property rental and other revenues.

As at 31 December 2018, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts represents revenue expected to be recognised in the future when service is provided over the contract terms over the next 1 year to 3 years.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

26.	Operating Revenues (continued)

For the year ended 31 December 2017

The components of the Group’s operating revenues are as follows:

2017 RMB millions
Voice	61,678
Internet	172,554
Information and application services	73,044
Telecommunications network resource and equipment services	19,125
Others	39,828

Total operating revenues	366,229

27.	Network Operations and Support Expenses

	Note		2018 RMB millions	2017 RMB millions
Operating and maintenance			64,056	55,360
Utility			13,477	12,522
Property rental and management fee	(i	)	29,434	26,926
Others			9,095	9,161

			116,062	103,969

Note:

(i)	Property rental and management fee includes the fee in relation to the lease of telecommunications towers and related assets (hereinafter referred to as the “tower assets lease and related fee”).

28.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	2018 RMB millions	2017 RMB millions
Network operations and support	40,388	38,574
Selling, general and administrative	19,348	17,469

	59,736	56,043

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

29.	Other Operating Expenses

	Notes		2018 RMB millions	2017 RMB millions
Interconnection charges	(i	)	12,878	12,223
Cost of goods sold	(ii	)	23,185	31,712
Donations			20	23
Others	(iii	)	1,614	1,654

			37,697	45,612

Notes:

(i)

Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.

(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

(iii)	Others mainly include tax and surcharges other than value-added tax and income tax.

30.	Total Operating Expenses

Total operating expenses for the year ended 31 December 2018 were RMB348,410 million (2017: RMB339,009 million) which include auditor’s remuneration in relation to audit and non-audit services (excluding value-added tax) of RMB72 million and RMB3 million respectively (2017: RMB75 million and RMB2 million).

31.	Net Finance Costs

	2018 RMB millions	2017 RMB millions
Interest expense incurred	3,278	3,913
Less: Interest expense capitalised*	(185)	(327)

Net interest expense	3,093	3,586
Interest income	(306)	(429)
Foreign exchange losses	423	664
Foreign exchange gains	(502)	(530)

	2,708	3,291

* Interest expense was capitalised in construction in progress at the following rates per annum	3.8%–4.4%	3.9%–4.9%

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

32.	Income Tax

Income tax in the profit or loss comprises:

	2018 RMB millions	2017 RMB millions
Provision for PRC income tax	3,408	3,147
Provision for income tax in other tax jurisdictions	120	123
Deferred taxation	3,282	2,922

	6,810	6,192

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Notes		2018 RMB millions	2017 RMB millions
Profit before taxation			28,148	24,953

Expected income tax expense at statutory tax rate of 25%	(i	)	7,037	6,238
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(291)	(108)
Differential tax rate on other subsidiaries’ income	(ii	)	(58)	(82)
Non-deductible expenses	(iii	)	537	380
Non-taxable income	(iv	)	(319)	(112)
Others	(v	)	(96)	(124)

Actual income tax expense			6,810	6,192

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

33.	Directors’ and Supervisors’ Remuneration

The following table sets out the remuneration of the Company’s directors and supervisors:

2018	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[10] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie[1]	—	207	536	89	—	832
Liu Aili[2]	—	121	178	52	—	351
Ke Ruiwen	—	197	497	85	—	779
Sun Kangmin[3]	—	—	—	—	—	—
Gao Tongqing	—	192	489	84	—	765
Chen Zhongyue	—	192	489	82	—	763
Zhu Min[4]	—	37	53	14	—	104
Non-executive director
Chen Shengguang	—	—	—	—	—	—
Independent non-executive directors[9]
Tse Hau Yin, Aloysius	471	—	—	—	—	471
Cha May Lung, Laura[5]	108	—	—	—	—	108
Xu Erming	250	—	—	—	—	250
Wang Hsuehming	257	—	—	—	—	257
Yeung Chi Wai, Jason[6]	44	—	—	—	—	44
Supervisors
Sui Yixun	—	216	485	84	—	785
Zhang Jianbin	—	209	485	84	—	778
Yang Jianqing	—	268	494	86	—	848
Hu Jing[7]	—	15	83	12	—	110
Xu Shiguang[8]	—	18	40	13	—	71
Ye Zhong	—	—	—	—	—	—

	1,130	1,672	3,829	685	—	7,316

1	Mr Yang Jie resigned as an executive director of the Company on 4 March 2019.
2	Mr Liu Aili resigned as an executive director of the Company on 19 July 2018.
3	Mr Sun Kangmin retired as an executive director of the Company on 29 January 2018.
4	Madam Zhu Min was appointed as an executive director of the Company on 26 October 2018.
5	Madam Cha May Lung, Laura resigned as an independent non-executive director of the Company on 28 May 2018.
6	Mr Yeung Chi Wai, Jason was appointed as an independent non-executive director of the Company on 26 October 2018.
7	Mr Hu Jing resigned as a supervisor of the Company on 27 February 2018.
8	Mr Xu Shiguang was appointed as a supervisor of the Company on 26 October 2018.
9	The independent non-executive directors’ remuneration were for their services as directors of the Company.
10

The discretionary bonuses of the executive directors and supervisors were determined based on the Group’s performance for the year. In addition, according to the respective provision of the State-owned Assets Supervision and Administration Commission of the State Council, certain directors were also entitled to deferred bonuses in relation to 2013 and 2015. The deferred bonuses paid to Mr Yang Jie, Mr Ke Ruiwen, Mr Gao Tongqing and Mr Chen Zhongyue in the current year were RMB189 thousand, RMB167 thousand, RMB167 thousand and RMB167 thousand, respectively.

11

The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year. None of the directors or supervisors received any inducements for joining the Company or compensation for loss of office, or waived or agreed to waive any emoluments during this year.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

33.	Directors’ and Supervisors’ Remuneration (continued)

2017	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[9] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Yang Jie	—	207	558	89	—	854
Liu Aili[1]	—	16	25	8	—	49
Yang Xiaowei[2]	—	110	420	39	—	569
Ke Ruiwen	—	184	503	85	—	772
Sun Kangmin	—	184	503	85	—	772
Gao Tongqing[3]	—	99	127	51	—	277
Chen Zhongyue[4]	—	99	127	45	—	271
Non-executive director
Chen Shengguang[5]	—	—	—	—	—	—
Independent non-executive directors[8]
Tse Hau Yin, Aloysius	459	—	—	—	—	459
Cha May Lung, Laura	243	—	—	—	—	243
Xu Erming	230	—	—	—	—	230
Wang Hsuehming	243	—	—	—	—	243
Supervisors
Sui Yixun	—	196	483	78	—	757
Zhang Jianbin	—	189	495	78	—	762
Yang Jianqing[6]	—	150	202	47	—	399
Tang Qi7	—	83	98	41	—	222
Hu Jing	—	113	346	69	—	528
Ye Zhong	—	—	—	—	—	—

	1,175	1,630	3,887	715	—	7,407

1	Mr Liu Aili was appointed as an executive director of the Company on 28 November 2017.
2	Mr Yang Xiaowei resigned as an executive director of the Company on 7 June 2017.
3	Mr Gao Tongqing was appointed as an executive director of the Company on 23 May 2017.
4	Mr Chen Zhongyue was appointed as an executive director of the Company on 23 May 2017.
5	Mr Chen Shengguang was appointed as a non-executive director of the Company on 23 May 2017.
6	Mr Yang Jianqing was appointed as a supervisor of the Company on 23 May 2017.
7	Mr Tang Qi retired as a supervisor of the Company on 23 May 2017.
8	The independent non-executive directors’ remuneration were for their services as directors of the Company.
9	The discretionary bonuses of the executive directors and supervisors were determined based on the Group’s performance for the year.
10

The remuneration of all directors and supervisors were calculated based on their respective actual terms of office within this year. None of the directors or supervisors received any inducements for joining the Company or compensation for loss of office, or waived or agreed to waive any emoluments during this year.

235

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

34.	Individuals with Highest Emoluments and Senior Management Remuneration

(a)	Five highest paid individuals

None of the five highest paid individuals of the Group for the years ended 31 December 2018 and 2017 were directors of the Company.

The aggregate of the emoluments in respect of the five (2017: five) individuals (non-directors) are as follows:

	2018 RMB thousands	2017 RMB thousands
Salaries, allowances and benefits in kind	5,850	5,583
Discretionary bonuses	2,382	2,767
Retirement scheme contributions	45	78

	8,277	8,428

The emoluments of the five (2017: five) individuals (non-directors) with the highest emoluments are within the following bands:

	2018 Number of individuals	2017 Number of individuals
RMB0–RMB1,000,000	—	—
RMB1,000,001–RMB1,500,000	2	1
RMB1,500,001–RMB2,000,000	2	3
RMB2,000,001–RMB2,500,000	1	1

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

34.	Individuals with Highest Emoluments and Senior Management Remuneration (continued)

(b)	Senior management remuneration

The emoluments of the Group’s senior management are within the following bands:

	2018 Number of individuals	2017 Number of individuals
RMB0–RMB1,000,000	20	19
RMB1,000,001–RMB1,500,000	1	—

35.	Profit Attributable to Equity Holders of the Company

For the year ended 31 December 2018, the consolidated profit attributable to equity holders of the Company includes a profit of RMB19,532 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2017, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,855 million which has been dealt with in the stand-alone financial statements of the Company.

36.	Dividends

Pursuant to a resolution passed at the Board of Directors’ meeting on 19 March 2019, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB8,629 million for the year ended 31 December 2018 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2017, a final dividend of RMB0.093043 (equivalent to HK$0.105) per share totaling RMB7,530 million in respect of the year ended 31 December 2016 was declared and paid on 21 July 2017.

37.	Basic Earnings per Share

The calculation of basic earnings per share for the years ended 31 December 2018 and 2017 is based on the profit attributable to equity holders of the Company of RMB21,210 million and RMB18,617 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

237

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

38.	Commitments and Contingencies

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2018 and 2017, the Group’s future minimum lease payments under non-cancellable operating leases are as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Within 1 year	15,658	20,680
Between 1 to 2 years	14,466	19,563
Between 2 to 3 years	13,440	16,730
Between 3 to 4 years	12,682	6,631
Between 4 to 5 years	3,461	3,376
Thereafter	6,098	2,786

Total minimum lease payments	65,805	69,766

Operating lease commitment as set out above includes the lease commitment to China Tower for the tower assets lease fee. The amount was calculated based on the current lease condition and did not take into consideration the contingent adjustment to the lease charges resulting from the change in sharing of certain towers amongst the telecommunications operators.

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2018 was RMB27,810 million (2017: RMB25,493 million).

Capital commitments

As at 31 December 2018 and 2017, the Group had capital commitments as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Contracted for but not provided
Property	1,103	346
Telecommunications network plant and equipment	14,200	10,900

	15,303	11,246

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

38.	Commitments and Contingencies (continued)

Contingent liabilities

(a)	The Group was advised by their PRC lawyers that no material contingent liabilities were assumed by the Group.

(b)

As at 31 December 2018 and 2017, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

39.	Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, equity instruments, accounts receivable and financial assets included in prepayments and other current assets. Financial liabilities of the Group include short-term and long-term debt, accounts payable and financial liabilities included in accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value Measurements

Based on IFRS 13, “Fair Value Measurement”, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:

fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and equity instruments measured at fair value) approximate their carrying amounts due to the short-term maturity of these instruments.

239

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

39.	Financial Instruments (continued)

(a)	Fair Value Measurements (continued)

The listed equity securities investment included in Group’s equity instruments at fair value through other comprehensive income (2017: available-for-sale listed equity securities) are categorised as level 1 financial instruments. As at 31 December 2018, the fair value of the Group’s listed equity securities investment are RMB638 million (31 December 2017: RMB969 million) based on quoted market price on PRC stock exchanges.

The fair value of long-term debt is estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (31 December 2017: 1.0% to 4.9%). As at 31 December 2018 and 2017, the carrying amounts and fair value of the Group’s long-term debt were as follows:

	31 December 2018		31 December 2017
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	45,991	44,968	49,742	48,256

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which mainly comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services.

Cash and cash equivalents and short-term bank deposits

To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. The credit risks on bank balances are limited because the counterparties are banks with high credit ratings.

240

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

39.	Financial Instruments (continued)

(b)	Risks (continued)

(i)	Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers

For accounts receivable and contract assets, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable and contract assets. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. In addition, the Group performs impairment assessment under ECL model upon application of IFRS 9 (2017: incurred loss model) on trade balances individually or based on provision matrix. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented.

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECL, which is calculated using a provision matrix. As different loss patterns were indicated during the analysis of the Group’s historical credit loss experience between telephone and Internet subscribers and enterprise customers, the following tables provide information about the Group’s exposure to credit risk and ECL for accounts receivable from telephone and Internet subscribers and enterprise customers and contract assets, respectively, as at 31 December 2018:

Accounts receivable from telephone and Internet subscribers:

	31 December 2018
	Expected loss rate %	Gross carrying amount RMB millions	Loss allowance RMB millions
Current, within 1 month	2%	8,376	158
1 to 3 months	20%	2,117	420
4 to 6 months	60%	839	502
7 to 12 months	80%	1,093	875
Over 12 months	100%	943	943

		13,368	2,898

241

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

39.	Financial Instruments (continued)

(b)	Risks (continued)

(i)	Credit risk (continued)

Accounts receivable and contract assets arising from contracts with customers (continued)

Accounts receivable from enterprise customers and contract assets:

	31 December 2018
	Expected loss rate %	Gross carrying amount RMB millions	Loss allowance RMB millions
1–6 months	2%	4,478	109
7–12 months	20%	800	157
1–2 years	60%	479	290
2–3 years	90%	225	202
Over 3 years	100%	298	298

		6,280	1,056

As at 31 December 2018, the loss allowance for accounts receivable and contract assets was RMB4,680 million and RMB8 million, respectively. Loss allowance of RMB734 million as at 31 December 2018, which was not calculated collectively in the above tables, was made individually on debtors with significant balances and credit impaired debtors.

Expected loss rates are based on actual loss experience over the past 1 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of accounts receivable during the year is as follows:

RMB millions
Balance at 31 December 2017 under IAS 39	3,842
Impact on initial application of IFRS 9 (note 2.2)	919

Balance at 1 January 2018	4,761

Impairment losses for ECL	2,008
Amounts written off	(2,089)

Balance at 31 December 2018	4,680

242

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

39.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

			31 December 2018
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	49,537	51,091	51,091	—	—	—
Long-term debt	45,991	52,625	2,602	19,604	25,061	5,358
Accounts payable	107,887	107,887	107,887	—	—	—
Accrued expenses and other payables	43,497	43,497	43,497	—	—	—
Finance lease obligations	216	241	112	40	82	7

	247,128	255,341	205,189	19,644	25,143	5,365

243

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

39.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

	31 December 2017
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	54,558	55,682	55,682	—	—	—
Long-term debt	49,742	58,543	2,725	2,716	46,612	6,490
Accounts payable	119,321	119,321	119,321	—	—	—
Accrued expenses and other payables	98,695	98,695	98,695	—	—	—
Finance lease obligations	77	85	56	14	13	2

	322,393	332,326	276,479	2,730	46,625	6,492

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 19) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

39.	Financial Instruments (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term debt and long-term debt. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	31 December 2018		31 December 2017
	Effective interest rate%	RMB millions	Effective interest rate%	RMB millions
Fixed rate debt:
Short-term debt	3.2	49,347	4.0	54,042
Long-term debt	3.3	45,991	3.3	49,742

		95,338		103,784
Variable rate debt:
Short-term debt	4.2	190	4.1	516

		190		516
Total debt		95,528		104,300

Fixed rate debt as a percentage of total debt		99.8%		99.5%

Management does not expect the increase or decrease in interest rate will materially affect the Group’s financial position and result of operations because the interest rates of 99.8% (2017: 99.5%) of the Group’s short-term and long-term debt as at 31 December 2018 are fixed as set out above.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 64.0% (2017: 81.6%) of the Group’s cash and cash equivalents and 99.4% (2017: 99.4%) of the Group’s short-term and long-term debt as at 31 December 2018 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 19.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

40.	Capital Management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt, and finance lease obligations. As at 31 December 2018, the Group’s total debt-to-total assets ratio was 14.4% (31 December 2017: 15.8%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

41.	Reconciliation of Liabilities Arising from Financing Activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Short-term debt RMB millions	Long-term debt and payable RMB millions	Finance lease obligations RMB millions	Other payables in respect of the reduction of capital by non- controlling interests RMB millions	Consideration payables in respect of the Eighth Acquisition RMB millions (Note 21)	Consideration payable in respect of the acquisition of non- controlling interests RMB millions (Note 21)	Dividend payable RMB millions	Total RMB millions
Balance as at 1 January 2017	40,780	71,646	102	—	—	—	—	112,528
Financing cash flows	13,778	(22,191)	(84)	—	—	(31)	(7,619)	(16,147)
New finance leases	—	—	55	—	—	—	—	55
Interest expenses	—	295	9	—	—	—	—	304
Foreign exchange gain	—	(8)	—	—	—	—	—	(8)
Acquisition of the Eighth Acquired Group	—	—	—	—	87	—	—	87
Acquisition of non-controlling interests	—	—	—	—	—	150	—	150
Distribution to non-controlling interests	—	—	—	—	—	—	89	89
Dividends declared	—	—	—	—	—	—	7,530	7,530
Others	—	—	(5)	—	—	—	—	(5)

Balance as at 31 December 2017	54,558	49,742	77	—	87	119	—	104,583

Financing cash flows	(5,021)	(4,073)	(73)	(20)	(87)	(119)	(7,745)	(17,138)
New finance leases	—	—	200	—	—	—	—	200
Interest expenses	—	304	12	—	—	—	—	316
Foreign exchange loss	—	18	—	—	—	—	—	18
Reduction of capital by non-controlling interests	—	—	—	20	—	—	—	20
Distribution to non-controlling interests	—	—	—	—	—	—	177	177
Dividends declared	—	—	—	—	—	—	7,568	7,568

Balance as at 31 December 2018	49,537	45,991	216	—	—	—	—	95,744

Other than net financing cash outflows for the year ended 31 December 2018 totalling RMB17,138 million as presented above, E-surfing Pay, a subsidiary of the Company, received RMB855 million in the current year as part of the consideration amounting to RMB945 million in respect of contribution from non-controlling interests. The remaining balance of RMB90 million as at 31 December 2018 was included in prepayments and other current assets (Note 17).

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

42.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. These transactions constitute continuing connected transactions under the Listing Rules and the Company has complied with the relevant disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Continuing Connected Transactions” in the Report of Directors.

	Notes		2018 RMB millions	2017 RMB millions
Construction and engineering services	(i	)	16,396	18,672
Receiving ancillary services	(ii	)	16,744	16,072
Interconnection revenues	(iii	)	80	48
Interconnection charges	(iii	)	204	193
Receiving community services	(iv	)	3,296	3,028
Net transaction amount of centralised services	(v	)	519	727
Property lease income	(vi	)	48	53
Property lease expenses	(vi	)	713	654
Provision of IT services	(vii	)	531	642
Receiving IT services	(vii	)	1,895	1,812
Purchases of telecommunications equipment and materials	(viii	)	3,760	4,248
Sales of telecommunications equipment and materials	(viii	)	2,760	3,291
Internet applications channel services	(ix	)	298	344
Interest on amounts due to and loans from China Telecom Group*	(x	)	2,099	2,720
Others*	(xi	)	186	190

*

These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements under Rules 14A.76 or 14A.90 of the Listing Rules.

Notes:

(i)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.

(ii)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(iii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

42.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Notes: (continued)

(v)

Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.

(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.

(vii)	Represent IT services provided to and received from China Telecom Group.

(viii)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.

(ix)

Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.

(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 19).

(xi)

Represent amounts paid and payable to China Telecom Group primarily for leases of CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region, certain inter-provincial transmission optic fibres within its service regions and land use rights.

Amounts due from/to China Telecom Group are summarised as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Accounts receivable	1,327	1,502
Contract assets	24	—
Prepayments and other current assets	1,035	774

Total amounts due from China Telecom Group	2,386	2,276

Accounts payable	20,983	22,682
Accrued expenses and other payables	2,171	1,838
Contract liabilities	145	—
Short-term debt	8,584	19,098
Long-term debt	37,000	40,000

Total amounts due to China Telecom Group	68,883	83,618

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt due to China Telecom Group are set out in Note 19.

As at 31 December 2018 and 2017, no material loss allowance was recognised in respect of amounts due from China Telecom Group.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

42.	Related Party Transactions (continued)

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows. These transactions do not constitute connected transactions under the Listing Rules.

	Notes		2018 RMB millions	2017 RMB millions
Tower assets lease and related fee	(i	)	16,063	15,389
Provision of IT services	(ii	)	32	49

Notes:

(i)

Represent tower assets lease and related fee paid and payable to China Tower. The Company and China Tower entered into an agreement on 8 July 2016 and a supplemental agreement on 1 February 2018 to confirm the pricing and related arrangements in relation to the leases of the telecommunications towers and related assets.

(ii)	Represent IT and other ancillary services provided to China Tower.

Amounts due from/to China Tower are summarised as follows:

	31 December
	2018 RMB millions	2017 RMB millions
Accounts receivable	10	5
Prepayments and other current assets	293	2,152

Total amounts due from China Tower	303	2,157

Accounts payable	2,850	2,611
Accrued expenses and other payables	1,246	1,374

Total amounts due to China Tower	4,096	3,985

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 31 December 2018 and 2017, no material loss allowance was recognised in respect of amounts due from China Tower.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

42.	Related Party Transactions (continued)

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2018 RMB thousands	2017 RMB thousands
Short-term employee benefits	7,942	7,804
Post-employment benefits	799	816

	8,741	8,620

The above remuneration is included in personnel expenses.

(d)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 44.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

42.	Related Party Transactions (continued)

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 42(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

43.	Information About the Statement of Financial Position of the Company

		31 December
	Note	2018 RMB millions	2017 RMB millions
ASSETS
Non-current assets
Property, plant and equipment, net		404,622	403,228
Construction in progress		65,701	72,157
Lease prepayments		21,554	22,249
Goodwill		29,877	29,877
Intangible assets		12,851	11,220
Investments in subsidiaries	8	11,377	6,424
Interests in associates		37,927	35,546
Investments		—	996
Equity instruments at fair value through other comprehensive income		665	—
Deferred tax assets		6,087	5,050
Other assets		7,928	3,205

Total non-current assets		598,589	589,952

Current assets
Inventories		1,562	1,508
Income tax recoverable		39	644
Accounts receivable, net		18,758	21,219
Contract assets		367	—
Prepayments and other current assets		16,556	15,996
Short-term bank deposits		2,526	1,054
Cash and cash equivalents		6,183	8,199

Total current assets		45,991	48,620

Total assets		644,580	638,572

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

43.	Information About the Statement of Financial Position of the Company (continued)

31 December
Note	2018 RMB millions	2017 RMB millions
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	60,532	57,482
Current portion of long-term debt	1,139	1,146
Accounts payable	105,124	116,035
Accrued expenses and other payables	34,456	88,304
Contract liabilities	52,039	—
Income tax payable	471	21
Current portion of finance lease obligations	101	51
Current portion of deferred revenues	375	1,061

Total current liabilities	254,237	264,100

Net current liabilities	(208,246)	(215,480)

Total assets less current liabilities	390,343	374,472

Non-current liabilities
Long-term debt	44,852	48,596
Finance lease obligations	101	26
Deferred revenues	1,454	1,828
Deferred tax liabilities	12,908	7,781
Other non-current liabilities	668	607

Total non-current liabilities	59,983	58,838

Total liabilities	314,220	322,938

Equity
Share capital	80,932	80,932
Reserves	25	249,428	234,702

Total equity	330,360	315,634

Total liabilities and equity	644,580	638,572

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

44.	Post-Employment Benefits Plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 13% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the year ended 31 December 2018 were RMB7,256 million (2017: RMB6,884 million).

The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2018 was RMB675 million (31 December 2017: RMB569 million).

45.	Share Appreciation Rights

The Group implemented a share appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, share appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise, where the highest proportion of the earnings from exercise of the share appreciation rights to the total remuneration at the grant of the share appreciation rights shall be 40%. The Company recognises compensation expense of the share appreciation rights over the applicable period.

In November 2018, the Company approved the granting of 2,394 million share appreciation right units to eligible employees. Under the terms of this grant, all share appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$3.81 per unit. A recipient of share appreciation rights may exercise the rights in stages commencing November 2020. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100.0%, respectively, of the total share appreciation rights granted to such person.

During the years ended 31 December 2018 and 2017, no share appreciation right units were exercised. For the year ended 31 December 2018, compensation expense of RMB30 million was recognised by the Group in respect of share appreciation rights (2017: Nil).

As at 31 December 2018, the carrying amount of the liability arising from share appreciation rights was RMB30 million. As at 31 December 2017, no liability arising from share appreciation rights was assumed by the Group.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

46.	Accounting Estimates and Judgments

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 3. Management believes the following significant accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

Provision of ECL for accounts receivable

The Group uses provision matrix to calculate ECL for the accounts receivable. The provision rates are based on customer’s past history of making payments when due and current ability to pay by groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration reasonable and supportable forward-looking information that is available without undue cost or effort. The historical observed default rates are reassessed annually, and changes in the forward-looking information are considered. In addition, accounts receivable with significant balances and credit-impaired are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. The information about the ECL and the Group’s accounts receivable are disclosed in notes 39 and 15.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

46.	Accounting Estimates and Judgments (continued)

Impairment of goodwill and long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 3(i). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, construction in progress and contract costs are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended 31 December 2018, no provision for impairment losses were made against the carrying value of long-lived assets (2017: RMB10 million). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

46.	Accounting Estimates and Judgments (continued)

Depreciation and amortisation

Property, plant and equipment and intangible assets with finite useful lives are depreciated and amortised on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

Classification of lease arrangement with China Tower

The Company and China Tower entered into a lease arrangement regarding the leases of Tower Assets on 8 July 2016 and a supplemental agreement on 1 February 2018. Management evaluated the detailed clauses of the leases agreement and determined such lease arrangements as operating leases according to the accounting policies disclosed in Note 3(o) and based on the following judgments: (i) the Company does not expect any transfer of ownership of Tower Assets from China Tower by the end of the lease term; (ii) the Company considered the current lease term of 5 years does not account for the major part of the economic lives of Tower Assets; (iii) the present value of minimum lease payment at the inception of the lease does not substantially account for all of the fair value of the Tower Assets; and (iv) Tower Assets are compatible with all telecommunications operators, and therefore are not of specialised nature that only the Company can use them without major modifications.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

47.	Possible Impact of Amendments to Standards, New Standards and Interpretation Issued but not yet Effective for the Annual Accounting Period Ended 31 December 2018

Up to the date of issue of the consolidated financial statements, the IASB has issued the following amendments to standards, new standards and interpretation which are not yet effective and not early adopted by the Group for the annual accounting period ended 31 December 2018:

Effective for accounting period beginning on or after
IFRS 16, “Leases”	1 January 2019
IFRIC 23, “Uncertainty over Income Tax Treatments”	1 January 2019
Amendments to IFRS 9, “Prepayment Features with Negative Compensation”	1 January 2019
Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”	1 January 2019
Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015–2017 Cycle”	1 January 2019
Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”	1 January 2019
Amendments to IFRS 3, “Definition of a Business”	1 January 2020
Amendments to IAS 1 and IAS 8, “Definition of Material”	1 January 2020
IFRS 17, “Insurance Contracts”	1 January 2021
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Postponed

The Group is in the process of making an assessment of the impact that will result from adopting the amendments to standards, new standards and interpretation issued by the IASB which are not yet effective for the accounting period ended on 31 December 2018. Except for IFRS 16, “Leases”, so far the Group believes that the adoption of these amendments to standards, new standards and interpretation is unlikely to have a significant impact on its financial position and the results of operations.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

47.	Possible Impact of Amendments to Standards, New Standards and Interpretation Issued but not yet Effective for the Annual Accounting Period Ended 31 December 2018 (continued)

IFRS 16, “Leases”

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede IAS 17, “Leases” and the related interpretations when it becomes effective.

IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognised for all leases by lessees, except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. For the classification of cash flows, the Group currently presents upfront prepaid lease payments as investing cash flows in relation to land use rights while other operating lease payments are presented as operating cash flows. Upon application of IFRS 16, lease payments in relation to lease liability will be allocated into a principal and an interest portion which will be presented as financing and operating cash flows respectively by the Group, upfront prepaid lease payments will continue to be presented as investing or operating cash flows in accordance to the nature, as appropriate.

Under IAS 17, the Group has already recognised an asset and a related finance lease liability for finance lease arrangement and prepaid lease payments for land use rights where the Group is a lessee. The application of IFRS 16 may result in potential changes in classification of these assets depending on whether the Group presents right-of-use assets separately or within the same line item at which the corresponding underlying assets would be presented if they were owned.

Other than certain requirements which are also applicable to lessor, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

As at 31 December 2018, the Group has non-cancellable operating lease commitments of RMB65,805 million as disclosed in Note 38. A preliminary assessment indicates that majority of these arrangements will meet the definition of a lease. Upon application of IFRS 16, the Group will recognise a right-of-use asset and a corresponding liability in respect of these leases unless they qualify for low value or short-term leases.

The application of new requirements may result in changes in measurement, presentation and disclosure as indicated above. The Group intends to elect the modified retrospective approach for the application of IFRS 16 as lessee and will recognise the cumulative effect of initial application to opening reserves without restating comparative information.

Notes to the Consolidated Financial Statements

for the year ended 31 December 2018

48.	Event after the Reporting Period

The Company, China Telecommunications Corporation and China Communications Services Corporation Limited (“CCS”, a subsidiary of China Telecommunications Corporation) entered into an agreement (“Capital Contribution Agreement”) on 22 June 2018 and jointly established China Telecom Group Finance Co., Ltd. (“China Telecom Finance”), a non-banking financial institution legally established with the approval of China Banking and Insurance Regulatory Commission providing capital and financial management services to the member units of China Telecommunications Corporation, on 8 January 2019. Pursuant to the Capital Contribution Agreement, the registered share capital of China Telecom Finance is RMB5,000 million. The Company, China Telecommunications Corporation and CCS respectively contributed RMB3,500 million, RMB750 million and RMB750 million, which respectively represented 70%, 15% and 15% of the total registered capital of China Telecom Finance. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company.

49.	Parent and Ultimate Holding Company

The parent and ultimate holding company of the Company as at 31 December 2018 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.

Financial Summary

(Amounts in millions, except per share data)

		Year ended 31 December
	2018 RMB	2017 RMB	2016 RMB	2015 RMB	2014 RMB
Results of operation
Operating revenues	377,124	366,229	352,534	331,517	324,755
Depreciation and amortisation	75,493	74,951	67,942	67,666	66,348
Network operations and support	116,062	103,969	94,156	81,433	68,885
Selling, general and administrative	59,422	58,434	56,426	54,480	62,753
Personnel expenses	59,736	56,043	54,504	52,586	50,698
Other operating expenses	37,697	45,612	52,286	48,905	47,555

Operating expenses	348,410	339,009	325,314	305,070	296,239
Operating profit	28,714	27,220	27,220	26,447	28,516
Gain from Tower Assets Disposal		—	—	5,214	—
Net finance costs	(2,708)	(3,291)	(3,235)	(4,273)	(5,291)
Investment income	38	147	40	8	6
Income from investments in associates	2,104	877	91	(698)	34

Profit before taxation	28,148	24,953	24,116	26,698	23,265
Income tax	(6,810)	(6,192)	(5,993)	(6,552)	(5,498)

Profit for the year	21,338	18,761	18,123	20,146	17,767

Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income	(324)	—	—	—	—
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income	82	—	—	—	—
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities	—	(400)	(228)	652	(54)
Deferred tax on change in fair value of available-for-sale equity securities	—	100	57	(163)	14
Exchange difference on translation of financial statements of subsidiaries outside mainland China	154	(259)	190	129	3
Share of other comprehensive income of associates	(7)	7	6	3	(3)

Other comprehensive income for the year, net of tax	(95)	(552)	25	621	(40)

Total comprehensive income for the year	21,243	18,209	18,148	20,767	17,727

Profit attributable to
Equity holders of the Company	21,210	18,617	18,018	20,058	17,688
Non-controlling interests	128	144	105	88	79

Profit for the year	21,338	18,761	18,123	20,146	17,767

Total comprehensive income attributable to
Equity holders of the Company	21,115	18,065	18,043	20,679	17,648
Non-controlling interests	128	144	105	88	79

Total comprehensive income for the year	21,243	18,209	18,148	20,767	17,727

Basic earnings per share	0.26	0.23	0.22	0.25	0.22

Financial Summary

(Amounts in millions, except per share data)

		As at 31 December of the year
	2018 RMB	2017 RMB	2016 RMB	2015 RMB	2014 RMB
Financial condition
Property, plant and equipment, net	407,795	406,257	389,671	374,004	372,898
Construction in progress	66,644	73,106	80,386	69,107	53,183
Other non-current assets	115,938	110,281	108,367	108,369	75,674
Cash and bank deposits	23,480	22,510	27,948	34,388	21,815
Other current assets	49,525	49,040	46,186	43,879	37,967

Total assets	663,382	661,194	652,558	629,747	561,537

Current liabilities	258,920	275,408	319,133	256,074	206,553
Non-current liabilities	60,363	59,089	17,077	68,883	64,841

Total liabilities	319,283	334,497	336,210	324,957	271,394

Total equity attributable to equity holders of the Company	343,069	325,867	315,377	303,823	289,218
Non-controlling interests	1,030	830	971	967	925

Total equity	344,099	326,697	316,348	304,790	290,143

Total liabilities and equity	663,382	661,194	652,558	629,747	561,537

263

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

	HK$ per H Share			US$ per ADS
2018 Share Price	High	Low	Close	High	Low	Close
	4.30	3.24	4.00	54.10	41.28	50.73

Number of issued shares: (as at 31 December 2018)        80,932,368,321

Market capitalisation: (as at 31 December 2018)              HK$323.7 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2018.

Shareholder Information

Distribution of Shares and Shareholdings

The share capital of the Company as at 31 December 2018 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2018, the share capital of the Company comprised:

	Number of Shares	Percentage of the Total Number of Shares (%)
Total Number of Domestic Shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Group Limited	957,031,543	1.18

Total Number of H Shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major Shareholders of H Shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2018:

Name of Shareholder	Number of Shares	Percentage of the Total Number of H Shares in Issue (%)
JPMorgan Chase & Co.	1,659,402,128	11.96
Citigroup Inc.	1,245,294,634	8.97
The Bank of New York Mellon Corporation	1,190,211,519	8.58
BlackRock, Inc.	1,132,947,753	8.16
Templeton Global Advisors Limited	1,087,529,062	7.84

265

Shareholder Information

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095
2014 Final	1 June 2015	27 May 2015	17 July 2015	0.095
2015 Final	30 May 2016	25 May 2016	15 July 2016	0.095
2016 Final	26 May 2017	23 May 2017	21 July 2017	0.105
2017 Final	31 May 2018	28 May 2018	27 July 2018	0.115
2018 Final	3 June 2019	29 May 2019	26 July 2019	0.125**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the Annual General Meeting to be held on 29 May 2019.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at https://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2018 with the United States Securities and Exchange Commission by 30 April 2019.

2018 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2017”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to contribute HK$50 to a charitable organisation for each questionnaire received. In this regard, we have given a sum of HK$10,000 to the charitable organisation, WWF, in 2018. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

Shareholder Information

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2018”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Annual General Meeting

To be held at 11:00 a.m. on 29 May 2019 in Island Shangri-La Hong Kong.

Registered office

Address:	31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel:	86 10 5850 1800
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:

Investor Relations Department

Tel:	852 2877 9777
IR Enquiry:	852 2582 0388
Fax:	852 2877 0988
Email:	ir@chinatelecom-h.com

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited

Address:	Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East Wanchai
Hong Kong
Tel:	852 2862 8555
Fax:	852 2865 0990
Email:	hkinfo@computershare.com.hk

Shareholder Information

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon

Address:	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville
KY 40233-5000
Tel:	1-888-269-2377 (toll free in USA)
1-201-680-6825 (international)
Email:	shrrelations@bnymellon.com

Corporate Culture

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a leading integrated intelligent information services operator

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100033

www.chinatelecom-h.com

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2018 will be held at 11: 00 a.m. on 29 May 2019 at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2018 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2019.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2018 be considered and approved.

3.

THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2019 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

4.1	delete the contents of Article 1, Article 14 and Article 22 of the Articles of Association and replace them with the following:

“Article 1. China Telecom Corporation Limited (the “Company”) is a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document Guo Jing Mao Qi Gai [2002] no. 656. It is registered with and has obtained a business licence from the State Administration for Industry & Commerce of the People’s Republic of China on 10 September 2002. The Company’s unified social credit code is: 9111000071093019X7.

The promoter of the Company is: China Telecommunications Corporation (currently known as China Telecommunications Corporation).

Article 14. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) in Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business, Internet data centre business and content distribution network business in the People’s Republic of China.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.

Article 22. All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State- Owned Shares for Raising Social Security Funds, the number of overseas-listed foreign-invested shares (H Shares) converted from a reduction by holders of State- owned shares of their shareholdings of the State-owned shares amounted to

1,262,312,482 shares. The total number of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued ordinary share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation (currently known as China Telecommunications Corporation), representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., who holds a total of 5,614,082,653 shares representing 6.94% of the total ordinary shares issued by the Company, Jiangsu Guoxin Group Limited, who holds a total of 957,031,543 shares representing 1.18% of the total ordinary shares issued by the Company, Zhejiang Financial Development Company, who holds a total of 2,137,473,626 shares representing 2.64% of the total ordinary shares issued by the Company and Fujian Investment & Development Group Co., Ltd, who holds a total of 969,317,182 shares representing 1.20% of the total ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of Overseas-Listed Foreign-Invested Shares (H shares), representing 17.15% of the total ordinary shares issued by the Company.”

4.2

Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

5.1

THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short- term commercial papers, medium term notes, perpetual bonds, company bonds, corporate bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2019 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

5.2

THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds and corporate bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)

do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)

take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.3

THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, do the centralised registration of super short-term commercial papers, short- term commercial papers, medium term notes, perpetual bonds and corporate bonds in accordance with relevant registration rules; of which corporate bonds shall not exceed an aggregate amount of RMB30 billion.

6.	To consider and approve, by way of special resolutions,each of the following resolutions in relation to the proposed issue of company bonds:

6.1

THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing arrangements to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)

Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital or for the investment in fixed assets of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2019 is held.

6.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)

do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)

take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)

if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

7.	THAT:

(a)

subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 7:

“Relevant Period” means the period from the passing of this special resolution numbered 7 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

8.

THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 7, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 10 April 2019

Notes:

(1)

Details of the resolutions stated above are set out in the 2018 annual report and the circular dated 10 April 2019 of the Company. In relation to the special resolution No. 4 stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 29 April 2019 to 29 May 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4 : 30 p.m. on Friday, 26 April 2019. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2019 are entitled to attend the annual general meeting.

(3)

The Board of Directors of the Company has recommended a final dividend of HK$0.125 per share (pre-tax) for the year ended 31 December 2018 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 11 June 2019. The H Share Register of Members will be closed from Wednesday, 5 June 2019 to Tuesday, 11 June 2019 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4 : 30 p.m. on Tuesday, 4 June 2019.

(4)

Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder of the Company. Each shareholder who wishes to appoint one or more proxies should read through the 2018 annual report and the circular dated 10 April 2019.

(5)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)

Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 8 May 2019.

(7)

Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)

The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)

Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 10 April 2019 convening the Annual General Meeting of China Telecom Corporation Limited for the year 2018 to be held at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 29 May 2019 at 11: 00 a.m. is set out on pages 4 to 13 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

10 April 2019

CONTENTS

Pages
Definitions	1

Letter from the Board	2

Notice of Annual General Meeting	4

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 29 May 2019, or any adjournment thereof, the notice of which is set out in this circular

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications businesses such as Internet access services, information services and other related services

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Ke Ruiwen	31 Jinrong Street
Gao Tongqing	Xicheng District
Chen Zhongyue	Beijing 100033, PRC
Zhu Min
Place of business in Hong Kong: 38th Floor Everbright Centre 108 Gloucester Road Wanchai, Hong Kong
Non-Executive Director:
Chen Shengguang
Independent Non-Executive Directors:
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason

10 April 2019

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

At the AGM, amongst other things, a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company published on 21 December 2017. The company type of China Telecommunications Corporation (中國電信集團公司), the promoter and controlling shareholder of the Company, has changed from an enterprise owned by the whole people to a wholly state-owned company with its Chinese company name correspondingly changed to “中國電信集團有限公司”. Meanwhile, the Company was notified by a domestic shareholder “Jiangsu Guoxin Investment Group Co., Ltd.” that its company name has changed to “Jiangsu Guoxin Group Limited”. In addition, the Ministry of Industry and Information Technology of the People’s Republic of China has issued new versions of operation permits for basic telecommunications businesses and value-added telecommunications businesses to China Telecom. Accordingly, the Company proposes to amend the relevant provisions of the Articles of Association regarding the names of the promoter and a domestic shareholder as well as the scope of business of the Company to reflect the above changes.

Recommendation

The Board considers that the proposed amendments to the Articles of Association is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

3.	AGM

A notice convening the AGM is set out on pages 4 to 13 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 8 May 2019.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited Ke Ruiwen
Executive Director, President and Chief Operating Officer

NOTICE OF ANNUAL GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2018 will be held at 11: 00 a.m. on 29 May 2019 at Ballrooms B & C, Level 5, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2018 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2019.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2018 be considered and approved.

3.

THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2019 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

4.1	delete the contents of Article 1, Article 14 and Article 22 of the Articles of Association and replace them with the following:

NOTICE OF ANNUAL GENERAL MEETING

“Article 1. China Telecom Corporation Limited (the “Company”) is a joint stock limited company established in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People’s Republic of China, as evidenced by approval document Guo Jing Mao Qi Gai [2002] no. 656. It is registered with and has obtained a business licence from the State Administration for Industry & Commerce of the People’s Republic of China on 10 September 2002. The Company’s unified social credit code is: 9111000071093019X7.

The promoter of the Company is: China Telecommunications Corporation (currently known as China Telecommunications Corporation).

Article 14. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China.

Engage in local fixed communications business (including local wireless ring circuit business), domestic fixed long-distance communications business, international fixed long-distance communications business, Internet international data transmission business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access facilities services business, and domestic communications facilities services business in the 21 provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Engage in 3.5GHz wireless access facilities services business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

NOTICE OF ANNUAL GENERAL MEETING

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) in Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business, Internet data centre business and content distribution network business in the People’s Republic of China.

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services.

Engage in music entertainment products, gaming products (including the issuance of online game virtual currency), drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include:

Engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.

Article 22. All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State- Owned Shares for Raising Social Security Funds, the number of overseas-listed foreign-invested shares (H Shares) converted from a reduction by holders of State- owned shares of their shareholdings of the State-owned shares amounted to

NOTICE OF ANNUAL GENERAL MEETING

1,262,312,482 shares. The total number of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued ordinary share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation (currently known as China Telecommunications Corporation), representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., who holds a total of 5,614,082,653 shares representing 6.94% of the total ordinary shares issued by the Company, Jiangsu Guoxin Group Limited, who holds a total of 957,031,543 shares representing 1.18% of the total ordinary shares issued by the Company, Zhejiang Financial Development Company, who holds a total of 2,137,473,626 shares representing 2.64% of the total ordinary shares issued by the Company and Fujian Investment & Development Group Co., Ltd, who holds a total of 969,317,182 shares representing 1.20% of the total ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of Overseas-Listed Foreign-Invested Shares (H shares), representing 17.15% of the total ordinary shares issued by the Company.”

4.2

Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

5.1

THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short- term commercial papers, medium term notes, perpetual bonds, company bonds, corporate bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2019 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

NOTICE OF ANNUAL GENERAL MEETING

5.2

THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements to shareholders, any options to adjust the nominal interest rates, the use of proceeds, the application of the quota of unissued company bonds and corporate bonds to the issuance of other Debentures, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)

do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)

take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.3

THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, do the centralised registration of super short-term commercial papers, short- term commercial papers, medium term notes, perpetual bonds and corporate bonds in accordance with relevant registration rules; of which corporate bonds shall not exceed an aggregate amount of RMB30 billion.

NOTICE OF ANNUAL GENERAL MEETING

6.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

6.1

THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing arrangements to shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)

Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital or for the investment in fixed assets of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2019 is held.

6.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)

approve the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)

do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

NOTICE OF ANNUAL GENERAL MEETING

(c)

take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)

if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

7.	THAT:

(a)

subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the amount of additional domestic shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this special resolution numbered 7:

“Relevant Period” means the period from the passing of this special resolution numbered 7 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of shares on the register of members on a fixed record date in proportion to their holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

8.

THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 7, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 10 April 2019

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(1)

Details of the resolutions stated above are set out in the 2018 annual report and the circular dated 10 April 2019 of the Company. In relation to the special resolution No. 4 stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 29 April 2019 to 29 May 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the annual general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 26 April 2019. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2019 are entitled to attend the annual general meeting.

(3)

The Board of Directors of the Company has recommended a final dividend of HK$0.125 per share (pre-tax) for the year ended 31 December 2018 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 11 June 2019. The H Share Register of Members will be closed from Wednesday, 5 June 2019 to Tuesday, 11 June 2019 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Tuesday, 4 June 2019.

(4)

Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder of the Company. Each shareholder who wishes to appoint one or more proxies should read through the 2018 annual report and the circular dated 10 April 2019.

(5)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(6)

Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 8 May 2019.

(7)

Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(8)	All resolutions proposed at the annual general meeting will be voted by poll.

(9)

The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(10)

Shareholders are advised to call the Company’s hotline at (852) 2877 9777 or browse the Company’s website (www.chinatelecom-h.com) for the latest arrangements of the annual general meeting in the event that a Typhoon Signal No. 8 (or above) or a Black Rainstorm Warning Signal is hoisted on the day of the annual general meeting.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

NOTICE OF ANNUAL GENERAL MEETING

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).